Exhibit 99.4

SECURITIES RESTRUCTURING AGREEMENT

This SECURITIES RESTRUCTURING AGREEMENT (this “Agreement”), dated as of June 5, 2020, is by and among Sundial Growers Inc., a company existing under the laws of the Province of Alberta, Canada (the “Company”), and SAF Jackson II LP (the “Creditor”).

RECITALS

A. SGI Partnership (the “Original Borrower”), SAF Jackson II LP and the other lenders from time to time party thereto as lenders (the “Lenders”), and SAF Jackson II LP, as administrative agent (the “Agent”) were party to a credit agreement dated June 27, 2019, as supplemented by a waiver and consent dated August 29, 2019 (the “Original Credit Agreement”).

B. Pursuant to a restructuring and novation agreement dated as of the date hereof (the “Restructuring and Novation Agreement”) among, inter alios, the Original Borrower, the Company, the Lenders and the Agent, the Original Borrower assigned and the Company assumed the Parent Obligations Outstanding (as defined in the Restructuring and Novation Agreement).

C. The Creditor is the only lender under the Original Credit Agreement, as assumed by the Company pursuant to the Restructuring and Novation Agreement.

D. The Company has requested and the Creditor has agreed to amend and restate the Parent Obligations Outstanding upon the terms and conditions, and in the form, of an amended and restated senior secured second lien convertible note of the Company, in the aggregate original principal amount of C$73,227,465.75, substantially in the form attached hereto as Schedule B (the “Note”), which Note shall be convertible into Common Shares (the Common Shares issuable pursuant to the terms of the Note, including upon conversion or otherwise, collectively, the “Conversion Shares”), in accordance with the terms of the Note.

E. The Company and the Creditor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by either (i) Section 4(a)(2) of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “1933 Act”), or (ii) Rule 903 of Regulation S (“Regulation S”) as promulgated by the SEC under the 1933 Act, and in Canada, upon the exemption from the prospectus requirements afforded by Section 2.3 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators adopted under the securities legislation of the Canadian jurisdictions (“NI 45-106”).

F. The Company has agreed to issue common share purchase warrants to initially acquire up to that aggregate number of additional Common Shares and upon the exercise price, each as set forth opposite the Creditor’s name in column (3) in Schedule “A”, substantially in the form attached hereto as Schedule C (the “Warrants”; and the Common Shares issuable upon exercise of the Warrants, collectively, the “Warrant Shares”).

G. At the Closing, the parties hereto shall execute and deliver a registration rights agreement, substantially in the form attached hereto as Schedule D (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws and certain distribution rights under Canadian Securities Laws (as defined below).

H. The Note, the Conversion Shares, the Warrants and the Warrant Shares are collectively referred to herein as the “Securities”.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Creditor hereby agree as follows:

1.	ISSUE OF NOTE AND WARRANTS.

(a) Issue of Note and Warrants. Effective at Closing:

(i) the Parent Obligations Outstanding shall: (x) be amended, modified and restated in their entirety by the Company issuing to the Creditor, and the Creditor acquiring from the Company on the Closing Date the Note, and (y) subject only to the effect of the amendments and modifications to the Original Credit Agreement, as assumed by the Company pursuant to the Restructuring and Novation Agreement, effected by the Note, continue in full force and effect as rights, obligations and indebtedness under the Note, all in accordance with and subject to the provisions set forth in the Note; provided that nothing in this Agreement or in the Note shall constitute a new loan or loans or the provision of new credit or the effective repayment and readvance or replacement of the Parent Obligations Outstanding as of the date hereof, and the liability of the Company in respect of Parent Obligations Outstanding shall be and be deemed to be continued under and governed by the Note from and after the Closing Date; and

(ii) in consideration of the Creditor agreeing to amend and restate the Parent Obligations Outstanding on the terms and conditions set forth in the Note and other valuable benefits for the Company related thereto, the Company shall issue to the Creditor the Warrants to initially acquire up to that aggregate number of the Warrant Shares as is set forth opposite the Creditor’s name in column (3) in Schedule “A”.

(b) Note and Warrants.

(i) The Note will be duly and validly created and issued pursuant to, and the conversion thereof into Conversion Shares shall be governed, by the terms of the Note certificate. Without limiting the Creditor’s reliance on any of the representations and warranties given by the Company in any of the Transaction Documents (as defined below), the Creditor acknowledges that it has read and understands the terms and conditions set forth in the Note.

(ii) The Warrants will be duly and validly created and issued pursuant to, and the exercise thereof into Warrant Shares shall be governed, by the terms of the applicable Warrant certificate. Without limiting the Creditor’s reliance on any of the representations and warranties given by the Company in any of the Transaction Documents, the Creditor acknowledges that it has read and understands the terms and conditions set forth in the Warrants.

(c) Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the closing (“Closing”) of the transactions contemplated in this Agreement, including the issue of the Note and the Warrants to the Creditor (collectively, the “Transaction”), shall occur electronically on the date hereof (the “Closing Date”).

(d) Issuance. On the Closing Date the Company shall deliver to the Creditor (A) the Note certificate and (B) the Warrant certificates, in each case, duly executed on behalf of the Company and registered in the name of the Creditor.

2.	CREDITOR’S REPRESENTATIONS AND WARRANTIES.

The Creditor represents and warrants to the Company that, as of the date hereof:

(a) Organization; Authority. The Creditor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(b) No Public Sale or Distribution. The Creditor (i) is acquiring the Note and the Warrants, (ii) upon conversion of the Note will acquire the Conversion Shares issuable upon conversion thereof, and (iii) upon exercise of the Warrants will acquire the Warrant Shares (or such lesser amount pursuant to a Cashless Exercise (as defined in the Warrants)) issuable upon exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the “Canadian Securities Laws”); provided, however, by making the representations herein, the Creditor does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or prospectus, as the case may be, or an exemption from registration or the prospectus requirements, as the case may be, under the 1933 Act or in accordance with Canadian Securities Laws. The Creditor does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws.

(c) Status. The Creditor is (i) an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the 1933 Act or (ii) not within the United States, is not a U.S. person (as defined in Regulation S) and is not being issued the Securities for the account or benefit of a U.S. person.

(d) Canadian Accredited Investor Status. The Creditor is an “accredited investor”, as such term is defined in NI 45-106, is being issued the Securities as principal and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106.

(e) Reliance on Exemptions. The Creditor understands that the Securities are being issued to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and from the prospectus requirements of Canadian Securities Laws and that the Company is relying in part upon the truth and accuracy of, and the Creditor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Creditor set forth herein in order to determine the availability of such exemptions and the eligibility of the Creditor to acquire the Securities.

(f) Information. The Creditor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the issuance of the Securities that have been requested by the Creditor and that are sufficient to enable the Creditor to evaluate the entering into of this Agreement and the Creditor and its advisors, if any, have been afforded the opportunity to ask questions about the Company and its financial condition, results of operations, business, properties, management and prospects. Neither such inquiries nor any other due diligence investigations conducted by the Creditor or its advisors, if any, or its representatives shall modify, amend or affect the Creditor’s right to rely on the Company’s representations and warranties, or to enforce the Company’s covenants and other obligations, contained in any of the Transaction Documents. The Creditor understands that its ownership of the Securities involves a high degree of risk. The Creditor has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Securities.

(g) No Governmental Review. The Creditor understands that no United States federal or state agency, no Canadian provincial, territorial or federal agency, or any other Governmental Authority has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the issue of the Securities.

(h) Transfer or Resale. The Creditor understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified for distribution under Canadian Securities Laws and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered or qualified thereunder or otherwise in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable restricted periods and in compliance with the other requirements of Applicable Law, (B) the Creditor shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration under the 1933 Act, (C) in accordance with Regulation S under the 1933 Act and in compliance with local laws or (D) the Creditor provides the Company with reasonable assurance (including customary representation letters) that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto)

(collectively, “Rule 144”); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act; (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws except as provided under the Registration Rights Agreement or to comply with the terms and conditions of any exemption thereunder and (iv) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) is prohibited unless it is made in compliance with applicable Canadian Securities Laws including Section 2.5 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators adopted under the securities legislation of the Canadian jurisdictions. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and the Creditor effecting a pledge of Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including this Section 2(h).

(j) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Creditor and shall constitute the legal, valid and binding obligations of the Creditor enforceable against the Creditor in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(k) No Conflicts. The execution, delivery and performance by the Creditor of this Agreement and the Registration Rights Agreement and the consummation by the Creditor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Creditor, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Creditor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal, state, provincial and territorial securities laws) applicable to the Creditor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Creditor to perform its obligations hereunder.

(l) Company’s Representation and Warranties. The Creditor acknowledges and agrees that the Company does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 or in the other Transaction Documents.

(k) Anti-avoidance. To the knowledge of the Creditor, the matters contemplated herein do not constitute a transaction or series of transactions that are part of a plan or scheme to avoid the prospectus requirement in connection with a distribution or other trade to a Person in Canada.

3.	COMPANY REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants to the Creditor, as of the Closing Date:

(a) Organization and Qualification. Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. Other than the Persons set forth on Schedule 3(a), the Company has no Subsidiaries.

(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. Each Subsidiary has the requisite power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by the Company and any of its Subsidiaries party thereto, and the consummation by the Company and the applicable Subsidiaries of the transactions contemplated hereby and thereby (including the issuance of the Note and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Note and the issuance of the Warrants and the reservation for issuance and issuance of the Warrant Shares issuable upon exercise of the Warrants) have been duly authorized by the Company’s (and each of its applicable Subsidiaries’) board of directors and (other than (i) the filing with the United States Securities and Exchange Commission (the “SEC”) of one or more registration statements or Canadian prospectuses in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of any Transaction Documents on SEDAR and any other required filings under Canadian Securities Laws, (iii) the filing or furnishing of any Transaction Documents, including as part of the 6-K Filing with the SEC, (iv) the filing a Listing of Additional Shares Notification with the Principal Market, (v) the filing of a Form 45-106F1 with the Alberta Securities Commission (“ASC”) pursuant to Canadian Securities Laws and (vi) any other filings as may be required by any federal or state securities agencies, laws, rules or rules of any national securities exchange) no further filing, consent or authorization is required by the Company or any of its Subsidiaries, its boards of directors or its shareholders or other governing body. This Agreement has been, and the other Transaction Documents to which it is a party have been duly executed and delivered by the Company and its Subsidiaries party thereto, and each constitutes the legal, valid and binding obligations of it, enforceable against it in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement, the Note, the Warrants, the Registration Rights Agreement, the Restructuring and Novation Agreement, the Security, the Intercreditor Agreement, the New Investor Second Lien Side Letter Agreement and all other documents to be executed and delivered to the Creditor by the Note Parties, or any of them, from time to time in connection with this Agreement or any other Transaction Document.

(c) Issuance of Securities. The issuance of the Note and the Warrants has been duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) with respect to the issuance thereof. The Company has reserved from its duly authorized share capital not less than 100% of the sum of (i) the maximum number of Conversion Shares issuable upon conversion of the Note (assuming for purposes hereof that (x) the Note is convertible at the initial Conversion Price (as defined in the Note)) and (y) any such conversion shall not take into account any limitations on the conversion of the Note set forth in the Note, and (ii) the maximum number of Warrant Shares initially issuable upon exercise of the Warrants (without taking into account any limitations on the exercise of the Warrants set forth therein); provided, however, that the Company shall be deemed to have satisfied the foregoing by having an unlimited number of Commons Shares authorized for issuance. Upon issuance or conversion in accordance with the Note or exercise in accordance with the Warrants (as the case may be), the Conversion Shares and the Warrant Shares, respectively, when issued, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Subject to the accuracy of the representations and warranties of the Creditor in this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act and exempt from the prospectus requirements under Canadian Securities Laws.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby (including the issuance of the Note, the Warrants, the Conversion Shares and the Warrant Shares and the reservation for issuance of the Conversion Shares and the Warrant Shares) by the Company will not (i) result in a violation of the Articles (as defined below), bylaws or other organizational documents of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations, the rules and regulations of Nasdaq Global Select Market (the “Principal Market”) or the laws, rules and regulations of Province of Alberta and Canada, and Canadian Securities Laws) applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected.

(e) Consents. The Company is not required to obtain any consent from, authorization or order of, or make any filing or registration (other than (i) the filing with the SEC of one or more registration statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of any Transaction Documents on SEDAR and any other required filings under Canadian Securities Laws, (iii) the filing or furnishing of any Transaction Documents, including as part of the 6-K Filing with the SEC, (iv) a Listing of Additional Shares Notification with the Principal Market, (v) the filing of a Form 45-106F1 with the ASC pursuant to Canadian Securities

Laws and (vi) any other filings as may be required by any federal or state securities agencies, laws, rules or rules of any national securities exchange) with any Governmental Authority or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected, and the Company is not aware of any facts or circumstances which might prevent it from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances presently existing which could reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

(f) Acknowledgment Regarding Creditor’s Receipt of Securities. The Company acknowledges and agrees that the Creditor is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Creditor is not (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144) of the Company or any of its Subsidiaries or a “control person” (as defined under Canadian Securities Laws) or (iii) to its knowledge, a “beneficial owner” of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) or having “beneficial ownership, or control or direction over”, more than 9.99% of the Common Shares (as defined for purposes of Canadian Securities Laws). The Company further acknowledges that the Creditor is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Creditor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Creditor’s receipt of the Securities. The Company further represents to the Creditor that the Company’s and each Subsidiary’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company and its representatives.

(g) No General Solicitation; Placement Agents’ Fees. Neither the Company, nor any of its Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company acknowledges that it has engaged Canaccord Genuity LLC and AltaCorp Capital Inc. (the “Placement Agents”) in connection with the sale the New Investor Securities to the New Investors. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by the Creditor or its investment advisor) relating to or arising out of the transactions contemplated hereby, including placement agent fees payable to the Placement Agents in connection with the sale of the New Investor Notes and New Investor Warrants to the New Investors. The fees and expenses of the Placement Agents to be paid by the Company or any of its Subsidiaries are as set forth on Schedule 3(g) attached hereto. The Company shall pay, and hold the Creditor harmless against, any liability, loss or expense (including attorney’s fees and out-of-pocket expenses) arising in connection with any claim for payment of such fees. Other than the Placement Agents in connection with the New Investor Transactions, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the transactions contemplated hereby or in the other Transaction Documents.

(h) No Integrated Offering. None of the Company, its Subsidiaries or any of their Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act or Canadian Securities Laws, whether through integration with prior offerings or otherwise, or cause this issuance of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or under any applicable shareholder approval provisions, including the laws of the jurisdiction of its incorporation or otherwise, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed. None of the Company, its Subsidiaries, their Affiliates nor any Person acting on their behalf will take any action or steps that would require registration or the qualification of the issuance of any of the Securities under the 1933 Act or Canadian Securities Laws (other than pursuant to the Registration Rights Agreement) or cause the issuance of any of the Securities to be integrated with other offerings of securities of the Company.

(i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and Warrant Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares pursuant to the terms of the Note in accordance with this Agreement and the Note and the Warrant Shares upon exercise of the Warrants in accordance with this Agreement, the Note and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including any distribution under a rights agreement), shareholder rights plan or other similar anti-takeover provision under the Articles or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to the Creditor as a result of the transactions contemplated by this Agreement or any other Transaction Document, including the Company’s issuance of the Securities and the Creditor’s ownership of the Securities. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company or any of its Subsidiaries.

(k) SEC Documents; Financial Statements. Since August 1, 2019, the Company has timely filed or furnished all reports, schedules, forms, proxy statements, statements and other documents required to be filed or furnished by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed or furnished on or prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). The reserves, if any, established by the Company or the lack of reserves, if applicable, are reasonable based upon facts and circumstances known by the Company on the date hereof and there are no loss contingencies that are required to be accrued by the Statement of Financial Accounting Standard No. 5 of the Financial Accounting Standards Board which are not provided for by the Company in its financial statements or otherwise. No other information provided by or on behalf of the Company to the Creditor which is not included in the SEC Documents (including information referred to in Section 2(f) of this Agreement or in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements. The Company is a reporting issuer (as defined under Canadian Securities Laws) in each of the provinces and territories of Canada, except for Québec, and is not in material default of any requirement under applicable Canadian Securities Laws.

(l) Absence of Certain Changes. Except as disclosed in the SEC Documents or the Company’s registration statement on Form F-1 (File No. 333-232573) (including all amendments and supplements thereto, the “IPO Prospectus”), since the date of the Company’s most recent audited Financial Statements, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries. Except as disclosed in the SEC Documents or IPO Prospectus or as disclosed on Schedule 3(l), since the date of the Company’s most recent audited Financial Statements, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) other than Excluded Dispositions (as defined in the Note), sold any assets, individually or in the aggregate, outside of the ordinary course of business or (iii) made any capital expenditures, individually or in the aggregate, outside of the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing and the Contemporaneous Transactions will not be, Insolvent (as defined below). For purposes of this Section 3(l), “Insolvent” means, (i) with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Subsidiaries’ assets is less than the amount required to pay the Company’s and its Subsidiaries’ total Indebtedness (as defined below), (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Subsidiary, individually, (A) the present fair saleable value of the Company’s or such Subsidiary’s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Subsidiary (as the case may be) intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s or such Subsidiary’s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(m) No Undisclosed Events, Liabilities, Developments or Circumstances. Other than as disclosed in the SEC Documents, the IPO Prospectus or on Schedule 3(m), since the date of the most recent audited Financial Statements, no event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced, (ii) could have a material adverse effect on the Creditor’s investment hereunder or (iii) could have a Material Adverse Effect.

(n) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Articles, any certificate of designation, preferences or rights of any other outstanding series of preferred shares of the Company or any of its Subsidiaries or bylaws or their organizational charter, certificate of formation, memorandum of association, articles of association, certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, (i) the Company is not in violation of any of the rules, regulations or requirements of the Principal Market (other than Nasdaq’s minimum bid price requirements for continued listing (the “Minimum Bid Price Requirement”)) or under Canadian Securities Laws, (ii) the Common Shares have been listed or designated for quotation on the Principal Market since August 1, 2019, (iii) trading in the Common Shares has not been suspended by the SEC, any Canadian securities regulatory authorities or the Principal Market and (iv) the Company has received no communication, written or oral, from the SEC, any Canadian securities regulatory authorities or the Principal Market regarding the suspension or delisting of the Common Shares from the Principal Market (other than with respect to the Minimum Bid Price Requirement). The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect.

(o) Foreign Corrupt Practices. Neither the Company, its Subsidiaries or any director, officer, agent, employee, nor any other person acting for or on behalf of the foregoing (individually and collectively, a “Company Affiliate”) have violated the U.S. Foreign Corrupt Practices Act or any other applicable anti-bribery or anti-corruption laws, nor has any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Authority to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, or

(ii) assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.

(p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, and any and all applicable rules and regulations promulgated by the SEC thereunder.

(q) Transactions With Affiliates. Except as disclosed in the SEC Documents or IPO Prospectus, no current or former employee, partner, director or officer of the Company or its Subsidiaries, or any associate, or, to the knowledge of the Company, any Affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or shareholder or such associate or Affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common equity of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Note)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. Except as disclosed in the SEC Documents or IPO Prospectus, no employee, officer or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including share option agreements outstanding under any share option plan approved by the board of directors of the Company).

(r) Equity Capitalization.

(i) Definitions:

(A) “Common Shares” means (x) the Company’s common shares, no par value per share, and (y) any share capital into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(B) “Preferred Shares” means (x) the Company’s blank check preferred shares, no par value per share, the terms of which may be designated by the board of directors of the Company in a certificate of designations and (y) any share capital into which such preferred shares shall have been changed or any share capital resulting from a reclassification of such preferred shares (other than a conversion of such preferred shares into Common Shares in accordance with the terms of such certificate of designations).

(ii) Authorized and Outstanding Share Capital. As of the date hereof, the authorized share capital of the Company consists of (A) an unlimited number of Common Shares, of which, 107,353,400 are issued and outstanding and 15,544,772 shares may be issued pursuant to Convertible Securities (other than the Note, the Warrants, the New Investor Securities and the Placement Agent Securities) exercisable or exchangeable for, or convertible into, Common Shares and (B) an unlimited number of Preferred Shares, none of which are issued and outstanding. No Common Shares are held in the treasury of the Company.

(iii) Valid Issuance; Affiliates. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and non-assessable. Schedule 3(r)(iii) sets forth the number of Common Shares that are, as of the date hereof, owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Common Shares are “affiliates” without conceding that any such Persons are “affiliates” for purposes of U.S. federal securities laws) of the Company or any of its Subsidiaries. Except as disclosed in the SEC Documents or IPO Prospectus, to the Company’s knowledge, no Person owns 10% or more of the Company’s issued and outstanding Common Shares (calculated based on the assumption that all Convertible Securities (as defined below), whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% shareholder for purposes of U.S. federal securities laws).

(iv) Existing Securities; Obligations. Except as set forth in the SEC Documents, the IPO Prospectus or on Schedule 3(r)(iv): (A) none of the Company’s or any Subsidiary’s shares, interests or share capital is subject to preemptive rights or any other similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or share capital of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or Canadian Securities Laws (except pursuant to the Registration Rights Agreement); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries (other than the Securities); (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the

Securities; and (F) neither the Company nor any Subsidiary has any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement.

(v) Organizational Documents. The Company has furnished to the Creditor true, correct and complete copies of the Company’s Articles of Incorporation and amendments thereto and as in effect on the date hereof (collectively, the “Articles”), and the terms of all Convertible Securities and the material rights of the holders thereof in respect thereto.

(s) Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, except as disclosed in the SEC Documents, the IPO Prospectus or on Schedule 3(s), (i) has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than the Contemporaneous Transactions and the issuance of the Placement Agent Securities and those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect.

(t) Litigation. There is no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, other Governmental Authority, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company’s or its Subsidiaries’ officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except as set forth in Schedule 3(t). No director, officer or employee of the Company or any of its subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation. Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the 1933 Act or the 1934 Act and no similar order, including any cease trade order, has been issued by any Governmental Authority under applicable Canadian Securities Laws. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

(u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(v) Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. To the Company’s knowledge, no executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, provincial, territorial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(w) Title.

(i) Real Property. Each of the Company and its Subsidiaries holds good title to all real property, leases in real property, facilities or other interests in real property owned or held by the Company or any of its Subsidiaries (as applicable) (the “Real Property”). Except as disclosed on Schedule 3(w)(i), the Real Property is free and clear of all Liens and is not subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except for (a) Liens with respect to First Lien Indebtedness, (b) Liens for current taxes not yet due and (c) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto. Any Real Property held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries.

(ii) Fixtures and Equipment. Each of the Company and its Subsidiaries (as applicable) has good title to, or a valid leasehold interest in, the tangible personal property, equipment, improvements, fixtures, and other personal property and appurtenances that are used by the Company or its Subsidiary in connection with the conduct of its business (the

“Fixtures and Equipment”). The Fixtures and Equipment are structurally sound, are in good operating condition and repair, are adequate for the uses to which they are being put, are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs and are sufficient for the conduct of the Company’s and/or its Subsidiaries’ businesses (as applicable) in the manner as conducted prior to the Closing. Except as disclosed on Schedule 3(w)(ii), each of the Company and its Subsidiaries owns all of its Fixtures and Equipment free and clear of all Liens except for (a) Liens with respect to First Lien Indebtedness, (b) Liens for current taxes not yet due and (c) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

(x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted and presently proposed to be conducted. Each of the Intellectual Property Rights owned by the Company or any of its Subsidiaries is listed on Schedule 3(x)(i). Except as set forth in Schedule 3(x)(ii), none of the Company’s Intellectual Property Rights have expired or terminated or have been abandoned or are expected to expire or terminate or are expected to be abandoned, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding its Intellectual Property Rights. Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances that could reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(y) Environmental Laws. (i) The Company and its Subsidiaries (A) are in compliance with all applicable Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. For purposes of this Section 3(y) only, the term “Environmental Laws” means all federal, state, provincial, territorial, local or foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(ii) No Hazardous Materials:

(A) have been disposed of or otherwise released from any Real Property of the Company or any of its Subsidiaries in violation of any Environmental Laws; or

(B) are, to the Company’s knowledge, present on, beneath, in or upon any Real Property or any portion thereof in quantities that would constitute a violation of any Environmental Laws. To the Company’s knowledge, no prior use by the Company or any of its Subsidiaries of any Real Property has occurred that violates any Environmental Laws, which violation would have a material adverse effect on the business of the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries knows of any other Person who or entity which has stored, treated, recycled, disposed of or otherwise located on any Real Property any Hazardous Materials, including such substances as asbestos and polychlorinated biphenyls.

(iv) None of the Real Property are on any federal or state “Superfund” list or Liability Information System (“CERCLIS”) list or any state environmental agency list of sites under consideration for CERCLIS (or any Canadian or foreign equivalent), nor subject to any environmental related Liens.

(z) Subsidiary Rights. Subject to the restrictions of any First Lien Indebtedness, the Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by Applicable Law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(aa) Tax Status. The Company and each of its Subsidiaries (i) has timely made or filed all income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries have no knowledge of a written claim for such.

(bb) Internal Accounting and Disclosure Controls. Except as disclosed in the SEC Documents or IPO Prospectus, the Company and each of its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Except as disclosed in the SEC Documents or IPO Prospectus, or as disclosed on Schedule 3(bb), neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant, Governmental Authority or other Person relating to any potential material weakness or significant deficiency in any part of the internal controls over financial reporting of the Company or any of its Subsidiaries.

(cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and has not been so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect.

(dd) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(ee) Acknowledgement Regarding Creditor’s Trading Activity. It is understood and acknowledged by the Company that (i) following the public disclosure of the transactions contemplated by the Transaction Documents, in accordance with the terms thereof, the Creditor has not been asked by the Company or any of its Subsidiaries to agree, nor has the Creditor agreed with the Company or any of its Subsidiaries, to desist from effecting any transactions in or with respect to (including purchasing or selling, long and/or short) any securities of the Company, or “derivative” securities based on securities issued by the Company or to hold any of the Securities for any specified term; (ii) the Creditor, and counterparties in “derivative” transactions to which the Creditor is a party, directly or indirectly, presently may have a “short” position in the Common Shares which was established prior to the Creditor’s knowledge of the transactions contemplated by the Transaction Documents; (iii) the Creditor shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction; and (iv) the Creditor may rely on the Company’s obligation to timely deliver the Conversion Shares and the

Warrant Shares as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Common Shares of the Company. The Company further understands and acknowledges that following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the Press Release or other widely available public dissemination the Creditor may engage in hedging and/or trading activities (including the location and/or reservation of borrowable Common Shares) at various times during the period that the Securities are outstanding, including during the periods that the value and/or number of the Warrant Shares or Conversion Shares, as applicable, deliverable with respect to the Securities are being determined and such hedging and/or trading activities (including the location and/or reservation of borrowable Common Shares), if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Note, the Warrants or any other Transaction Document or any of the documents executed in connection herewith or therewith.

(ff) Manipulation of Price. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries or (iv) paid or agreed to pay any Person for research services with respect to any securities of the Company or any of its Subsidiaries.

(gg) U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by the Creditor, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon the Creditor’s request.

(hh) Registration Eligibility. The Company is eligible to register the Registrable Securities for resale by the Creditor using Form F-1 promulgated under the 1933 Act.

(ii) Transfer Taxes. All share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be issued to the Creditor hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(jj) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(kk) Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).

(ll) Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its Subsidiaries nor, to the best of the Company’s knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries or any other business entity or enterprise with which the Company or any Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of Applicable Law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its Subsidiaries.

(mm) Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

(nn) Management. Except as set forth in the SEC Documents, the IPO Prospectus or in Schedule 3(nn) hereto, during the past five year period, no current or former officer or director or, to the knowledge of the Company, no current ten percent (10%) or greater shareholder of the Company has been the subject of:

(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such person was an executive officer at or within two years before the time of the filing of such petition or such appointment;

(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);

(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such person from, or otherwise limiting, the following activities:

(1) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(2) engaging in any particular type of business practice; or

(3) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;

(iv) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such person to engage in any activity described in the preceding sub paragraph, or to be associated with persons engaged in any such activity;

(v) a finding by a court of competent jurisdiction in a civil action or by the SEC or other authority to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the SEC or any other authority has not been subsequently reversed, suspended or vacated; or

(vi) a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.

(oo) Share Option Plans. Other than as disclosed in the SEC Documents or IPO Prospectus, each share option granted by the Company was granted (i) in accordance with the terms of the applicable share option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such share option would be considered granted under IFRS and Applicable Law. No share option granted under the Company’s share option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, share options prior to, or otherwise knowingly coordinate the grant of share options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(pp) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(qq) No Additional Agreements. The Company does not have any agreement or understanding with the Creditor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(rr) Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.

(ss) Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended.

(tt) Ranking of Note. Except as disclosed on Schedule 3(tt), no Indebtedness of the Company is or will be senior to, or pari passu with, the Note in right of payment, whether with respect to payment or redemptions, interest, damages, upon liquidation or dissolution or otherwise.

(uu) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Creditor or its agents or counsel with any information that, as of the date hereof, constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents and such other information as will be disclosed on, or before or concurrently with, the filing or furnishing of the 6-K Filing. The Company understands and confirms that the Creditor will rely on the foregoing representations in effecting transactions in securities of the Company after the date hereof. All disclosure provided to the Creditor regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to the Creditor pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the Company’s knowledge, no event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under Applicable Law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that the Creditor does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

(vv) Anti-avoidance. To the knowledge of the Company, the matters contemplated herein do not constitute a transaction or series of transactions that are part of a plan or scheme to avoid the prospectus requirement in connection with a distribution or other trade to a person or company in Canada.

(ww) Additional Representations and Warranties. The Company hereby makes all of the representations and warranties set out in Schedule E hereto.

4.	COVENANTS.

(a) Reporting Status. Until the date on which the Creditor and/or its Affiliates and/or Permitted Transferees (each as defined in the Registration Rights Agreement) shall have sold all of its Registrable Securities (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and under Canadian Securities Laws, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination and shall not cease to be a “reporting issuer” (or equivalent) as defined under Canadian Securities Laws in all of the provinces and territories of Canada, except Québec (unless the Company is a reporting issuer in such province at any applicable time), and shall not be in material default of any requirements under applicable Canadian Securities Laws. Subject to the Registration Rights Agreement, from the time Form F-3 is available to the Company for the registration of the Registrable Securities, the Company shall take all commercially reasonable actions necessary to maintain its eligibility to register the Registrable Securities for resale by the Creditor on Form F-3.

(b) Blue Sky. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the issuance of the Securities required under all applicable securities laws (including all applicable federal securities laws and all applicable “Blue Sky” laws), and the Company shall comply with all applicable foreign, federal, state, provincial and local laws, statutes, rules, regulations and the like relating to the issuance of the Securities to the Creditor.

(c) Use of Proceeds. The Company will use the net proceeds from the sale of the New Investor Securities and the Placement Agent Securities for general corporate purposes, but not, directly or indirectly, for (i) except as set forth on Schedule 4(c), the satisfaction of any Indebtedness of the Company or any of its Subsidiaries, (ii) the redemption or repurchase of any securities of the Company or any of its Subsidiaries, (iii) the settlement of any outstanding litigation or (iv) any new material capital expenditures at Bridge Farm (as defined in the Note).

(d) Financial Information. The Company agrees to send the following to the Creditor during the Reporting Period (i) unless the following are filed on SEDAR or with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof, a copy of its Annual Report on Form 20-F, any Report of Foreign Issuer on Form 6-K, any other interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than annual, and any registration statements (other than on Form S-8) or amendments thereto filed pursuant to the 1933 Act or equivalent Canadian Securities Laws, (ii) unless the following are either filed on SEDAR or with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire), on the same day as the release thereof, copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed on SEDAR or with the SEC through EDGAR, copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

(f) Sales of Securities under Rule 144. The Company shall promptly make available adequate current public information with respect to the Company within the meaning of Rule 144(c) to the extent required to enable the Creditor and/or its Affiliates and/or Permitted Transferees to sell the Securities without registration under the 1933 Act pursuant to Rule 144 (or any similar rule or regulation).

(g) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Registrable Securities upon each national securities exchange and automated quotation system, if any, upon which the Common Shares is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all Registrable Securities from time to time issuable under the terms of the Transaction Documents on an Eligible Market. The Company shall maintain the listing or authorization for quotation (as the case may be) of the Common Shares on the Principal Market, the New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Toronto Stock Exchange or the TSX Venture Exchange (each, an “Eligible Market”). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(g). At any time that the principal amount outstanding under the Note is equal to or greater than $30,000,000, the Company shall not, without the prior written consent of the Creditor, not to be unreasonably withheld, conditioned or delayed, allow the Common Shares to be de-listed from the Principal Market.

(h) Fees. The Company shall reimburse the Creditor for all customary and reasonable documented costs and expenses incurred by it or its Affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including as applicable, all reasonable legal fees of outside counsel and disbursements of Stikeman Elliott LLP and White & Case LLP, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents and due diligence and regulatory filings in connection therewith). The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC fees or broker’s commissions (other than for Persons engaged by the Creditor) relating to or arising out of the transactions contemplated hereby or under the other Transaction Documents. The Company shall pay, and hold the Creditor harmless against, any liability, loss or expense (including reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the issuance of the Securities to the Creditor.

(i) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by the Creditor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and the Creditor effecting a pledge of Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including Section 2(h); provided that the Creditor and its pledgee shall be required to comply with the provisions of Section 2(h) in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Creditor.

(j) Disclosure of Transactions and Other Material Information.

(i) Disclosure of Transaction. The Company shall, on or before 9:30 a.m., New York time, on the third (3rd) Business Day after the date of this Agreement, issue a press release (the “Press Release”) reasonably acceptable to the Creditor disclosing all the material terms of the transactions contemplated by the Transaction Documents and the Contemporaneous Transactions. On or before 9:30 a.m., New York time, on the third (3rd) Business Day after the date of this Agreement, the Company shall file or furnish a Report of Foreign Issuer on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents and the Contemporaneous Transactions in the form required by the 1934 Act and attaching all the material Transaction Documents (including this Agreement (and all schedules to this Agreement), the form of Note, the form of the Warrants and the form of the Registration Rights Agreement) and the Contemporaneous Transactions (including all attachments, collectively, the “6-K Filing”). From and after the filing or furnishing of the 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to the Creditor by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents and the Contemporaneous Transactions. In addition, effective upon the filing or furnishing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, Affiliates, employees or agents, on the one hand, and the Creditor or any of its Affiliates, on the other hand, shall terminate.

(ii) Filings. The Creditor will reasonably assist and cooperate with the Company to provide, in a timely manner, at the expense of the Company, all information required for the filing of a Form 45-106F1 under NI 45-106 and for any other filings required by the ASC or in accordance with applicable Canadian Securities Laws.

(iii) Limitations on Disclosure. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Creditor with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof except in accordance with the Transaction Documents. In the event of a breach of any of the foregoing sentence by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of the Creditor), the Creditor may deliver written notice to the Company specifying that the Company must either (x) within two (2) Trading Days of such notice, make public such material, non-public information or (y) within one (1) Trading Day of such notice confirm in writing that the Creditor does not have any material, non-public information and no duty of confidentiality with respect to, or a duty not to trade on the basis of, such applicable information (each such date, a “Required Cleansing Date”) and, in addition to any other remedy provided herein or in the Transaction Documents, at any time after such applicable Required Cleansing Date, the Creditor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such breach or such material, non-public information, as applicable, without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Creditor shall not have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, Affiliates, shareholders or agents, for any such disclosure in compliance with this Section 4(j)(iii). To the extent that the Company delivers any material, non-public information to the Creditor otherwise than in accordance with the Transaction Documents, the Company hereby covenants and agrees that the Creditor shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the provisions of this Section 4(j), neither the Company, its Subsidiaries nor the Creditor shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of the Creditor, to make the 6-K Filing, the Press Release and any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by Applicable Law and regulations, including pursuant to the Company’s public reporting obligations, (provided that in the case of clause (i) the Creditor shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Except with respect to the 6-K Filing, any Registration Statement filed in accordance with (and in compliance with) the Registration Rights Agreement and as otherwise required by Applicable Law (including pursuant to the Company’s public reporting obligations), without the prior written consent of the Creditor (which may be granted or withheld in the Creditor’s sole discretion), the Company shall not (and shall cause each of its Subsidiaries and Affiliates to not) disclose the name of the Creditor in any filing, announcement, release or otherwise. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Creditor shall not have after the date hereof (unless expressly agreed to by the Creditor after the date hereof in a written definitive and binding agreement executed by the Company and the Creditor) any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

(iv) Other Confidential Information. Disclosure Failures; Disclosure Delay Payments. In addition to other remedies set forth in this Section 4(j), and without limiting anything set forth in any other Transaction Document, if the Company, any of its Subsidiaries, or any of their respective officers, directors, employees or agents, provides the Creditor with material non-public information, within the meaning of applicable securities laws, relating to the Company or any of its Subsidiaries or the Common Shares (each, the “Confidential Information”), the Company shall, on or prior to the applicable Required Disclosure Date (as defined below), publicly disclose such Confidential Information on a Report of Foreign Issuer on Form 6-K or otherwise (each, a “Disclosure”). From and after such Disclosure, the Company shall have disclosed all Confidential Information provided to the Creditor by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon such Disclosure, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors,

Affiliates, employees or agents, on the one hand, and the Creditor or any of its Affiliates, on the other hand, shall terminate. In the event that the Company fails to effect such Disclosure on or prior to the Required Disclosure Date and the Creditor shall have possessed Confidential Information for at least ten (10) consecutive Trading Days (each such event, a “Disclosure Failure”), then, as partial relief for the damages to the Creditor by reason of any such delay in, or reduction of, its ability to buy or sell Common Shares after such Required Disclosure Date (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to the Creditor an amount in cash equal to the applicable Disclosure Restitution Amount (as defined below), on each of the following dates (each, a “Disclosure Delay Payment Date”): (i) on the date of such Disclosure Failure and (ii) on every thirty (30) day anniversary such Disclosure Failure until the earlier of (x) the date such Disclosure Failure is cured and (y) such time as all such material non-public information provided to the Creditor shall cease to be Confidential Information (as evidenced by a certificate, duly executed by an authorized officer of the Company to the foregoing effect) (such earlier date, as applicable, a “Disclosure Cure Date”). Following the initial Disclosure Delay Payment for any particular Disclosure Failure, without limiting the foregoing, if a Disclosure Cure Date occurs prior to any thirty (30) day anniversary of such Disclosure Failure, then such Disclosure Delay Payment (prorated for such partial month) shall be made on the second (2nd) Business Day after such Disclosure Cure Date. The payments to which the Creditor shall be entitled pursuant to this Section 4(j)(iv) are referred to herein as “Disclosure Delay Payments.” In the event the Company fails to make Disclosure Delay Payments in a timely manner in accordance with the foregoing, such Disclosure Delay Payments shall bear interest at the rate of one percent (1%) per month (prorated for partial months) until paid in full.

(v) For the purpose of this Agreement the following definitions shall apply:

(1) “Disclosure Failure Market Price” means, as of any Disclosure Delay Payment Date, the price computed as the quotient of (I) the sum of the five (5) highest VWAPs (as defined in the Warrants) of the Common Shares during the applicable Disclosure Restitution Period (as defined below), divided by (II) five (5) (such period, the “Disclosure Failure Measuring Period”). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Common Shares during such Disclosure Failure Measuring Period.

(2) “Disclosure Restitution Amount” means, as of any Disclosure Delay Payment Date, the product of (x) the difference of (I) the Disclosure Failure Market Price less (II) the lowest purchase price, per Common Shares, of any Common Shares issued or issuable to the Creditor pursuant to this Agreement or any other Transaction Documents, multiplied by (y) 10% of the aggregate daily dollar trading volume (as reported on Bloomberg (as defined in the Warrants)) of the Common Shares on the Principal Market for each Trading Day (as defined in the Warrants) either (1) with respect to the initial Disclosure Delay Payment Date, during the period commencing on the applicable Required Disclosure Date through and including the Trading Day immediately prior to the initial Disclosure Delay

Payment Date or (2) with respect to each other Disclosure Delay Payment Date, during the period commencing the immediately preceding Disclosure Delay Payment Date through and including the Trading Day immediately prior to such applicable Disclosure Delay Payment Date (such applicable period, the “Disclosure Restitution Period”).

(3) “Required Disclosure Date” means (x) if the Creditor received such Confidential Information in accordance with the Transaction Documents, either (I) if the Company and the Creditor have mutually agreed upon a date (as evidenced by an e-mail or other writing) of Disclosure of such Confidential Information, such agreed upon date or (II) otherwise, the seventh (7th) calendar day after the date the Creditor first received any Confidential Information or (y) if the Creditor received such Confidential Information otherwise than in accordance with the Transaction Documents, the third (3rd) Business Day after the Creditor’s receipt of such Confidential Information.

(k) Additional Registration Statements. At any time during the Restricted Period, the Company shall not file a registration statement or an offering statement under the 1933 Act or a prospectus under Canadian Securities Laws relating to securities that are not the Registrable Securities (other than (1) a registration statement on Form S-8, (2) such supplements or amendments to registration statements that are outstanding and have been declared effective by the SEC as of the Threshold Date (solely to the extent necessary to keep such registration statements effective and available and not with respect to any Subsequent Placement) or (3) , to the extent not covered by the foregoing subclause (2), a registration statement pursuant to (A) the Hellard Registration Rights Agreement (as defined in the Registration Rights Agreement), (B) the New Investor Registration Rights Agreement (as defined in the Registration Rights Agreement), (C) the Placement Agent Securities or (D) to satisfy the covenant specified in clause (h) on Schedule F.

(l) Additional Issuance of Securities. So long as the Creditor beneficially owns the Note or Warrants, the Company shall not issue any other securities that would cause a breach or default under the Note or the Warrants. The Company agrees that for the period commencing on the Threshold Date (as defined in the Note) and ending on the thirtieth (30th) calendar day after the principal amount outstanding under the Note is less than $50,000,000 (the “Restricted Period”), neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities (as defined below), any preferred shares or any purchase rights) (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a “Subsequent Placement”). Notwithstanding the foregoing, this Section 4(l) shall not apply in respect of the issuance of: (i) Common Shares or options issued to current or former directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Share Plan (as defined below); provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such options) after the date hereof pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Common

Shares issued and outstanding immediately prior to the date hereof and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that materially adversely affects the Creditor; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities (other than options issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the date hereof; provided that the conversion price of any such Convertible Securities is not lowered, none of such Convertible Securities are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities are otherwise materially changed in any manner that materially adversely affects the Creditor; (iii) the Common Shares issuable upon conversion of the Note or otherwise pursuant to the terms of the Note; provided that the terms of the Note are not amended, modified or changed on or after the date hereof (other than antidilution adjustments pursuant to the terms thereof in effect as of the date hereof), (iv) the Common Shares issuable upon exercise of the Warrants; provided that the terms of the Warrants are not amended, modified or changed on or after the date hereof (other than antidilution adjustments pursuant to the terms thereof in effect as of the date hereof); (v) the Placement Agent Securities; provided that the terms of such Placement Agent Securities are not amended, modified or changed on or after the date hereof (other than antidilution adjustments pursuant to the terms thereof in effect as of the date hereof); (vi) the New Investor Securities; provided that the terms of the New Investor Securities are not amended, modified or changed on or after the date hereof (other than antidilution adjustments pursuant to the terms thereof in effect as of the date hereof ); (vii) any securities issued to satisfy the covenant specified in clause (h) on Schedule F (each of the foregoing in clauses (i) through (vi), collectively the “Excluded Securities”). “Approved Share Plan” means any employee or director benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such. “Convertible Securities” means any share capital or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any share capital or other security of the Company (including Common Shares) or any of its Subsidiaries.

(m) Reservation of Shares. So long as the Note or Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 100% of (i) the maximum number of Common Shares issuable upon conversion of the Note then outstanding (assuming for purposes hereof that (x) the Note is convertible at the Alternate Event of Default Conversion Price (as defined in the Note) assuming an Alternate Conversion Date (as defined in the Note) as of the applicable date of determination and (y) any such conversion shall not take into account any limitations on the conversion of the Note set forth in the Note), and (ii) the maximum number of Warrant Shares issuable upon exercise of all the Warrants then outstanding (without regard to any limitations on the exercise of the Warrants set forth therein) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of Common Shares reserved pursuant to this Section 4(m) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable of Note and Warrants. If at any time the number of Common Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount. Notwithstanding anything to the contrary in this Section 4(m), the Company shall be deemed to have satisfied its obligations in connection with such Section 4(m) at all times and for as long as the authorized number of Common Shares available for issuance unlimited.

(n) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Authority, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

(o) Variable Securities. So long as the Note remains outstanding, the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction other than a transaction with respect to the New Investor Securities or the Placement Agent Securities (provided that the terms of the New Investor Securities or the Placement Agent Securities are not amended, modified or changed on or after the date here (other than antidilution adjustments pursuant to the terms thereof in effect as of the date hereof)). “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including an equity line of credit but excluding any “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights). The Creditor shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(p) Participation Right. At any time on or prior to the earlier of (x) the three-month anniversary of the Threshold Date and (y) the date the Note is not outstanding, neither the Company nor any of its Subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(p).

(i) At least five (5) Trading Days prior to any proposed or intended Subsequent Placement, the Company shall deliver to the Creditor a written notice (each such notice, a “Pre-Notice”), which Pre-Notice shall not contain any information (including material, non-public information) other than: (A) if the proposed Offer Notice constitutes or contains material, non-public information, a statement asking whether the Creditor is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Company proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing the Creditor that it is entitled to receive an Offer Notice with respect to such Subsequent Placement upon its written request. Upon the written request of the Creditor within three (3) Trading Days after the Company’s delivery to the Creditor of such Pre-Notice, and only upon a written request by the Creditor, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver to the Creditor an irrevocable written notice (the “Offer Notice”) of any proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the approximate price (if known, but in no event later than twelve hours prior to the end of the Offer Period (which Offer Period shall be extended, as necessary, on an hour-by-hour basis, to comply with the foregoing)) and other terms upon which they are to be issued, sold or exchanged, and the approximate number or amount of the Offered Securities to be issued, sold or exchanged, (C) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (D) offer to issue and sell to or exchange with the Creditor in accordance with the terms of the Offer 10% of the Offered Securities (the “Basic Amount”).

(ii) To accept an Offer, in whole or in part, the Creditor must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after the Creditor’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of the Creditor’s Basic Amount that the Creditor elects to purchase (the “Notice of Acceptance”). At the election of the Creditor, in its sole discretion, as specified in such Notice of Acceptance, the Creditor may apply all, or any part, of the Conversion Amount (as defined in the Note) (each, an “Application Amount”) of the Note of the Creditor against the purchase price of the Offered Securities to be purchased by the Creditor in such Subsequent Placement (on a dollar-for-dollar basis) pursuant to such Notice of Acceptance and, upon the consummation of such Subsequent Placement, the Company shall be deemed to have purchased the Application Amount of the Note of the Creditor for cash immediately prior to the time of consummation of such Subsequent Placement and the Creditor shall be deemed to have reinvested such cash proceeds into the Company as payment of such portion of the purchase price of the Creditor in such Subsequent Placement equal to such Application Amount. Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer in any material respect, as determined in good faith by the Creditor, prior to the expiration of the Offer Period, the Company may deliver to the Creditor a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after the Creditor’s receipt of such new Offer Notice.

(iii) The Company shall have five (5) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Creditor (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Report of Foreign Issuer on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(iv) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(p)(iii) above), then the Creditor may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to a number or amount that shall be not less than the number or amount of the Offered Securities that the Creditor elected to purchase pursuant to Section 4(p)(ii) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold the Creditor pursuant to this Section 4(p) prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Creditor so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Creditor in accordance with Section 4(p)(i) above.

(v) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Creditor shall acquire from the Company, and the Company shall issue to the Creditor, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 4(p)(iv) above if the Creditor has so elected, upon the terms and conditions specified in the Offer. The purchase by the Creditor of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Creditor of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Creditor and its counsel.

(vi) Any Offered Securities not acquired by the Creditor or other Persons in accordance with this Section 4(p) may not be issued, sold or exchanged until they are again offered to the Creditor under the procedures specified in this Agreement.

(vii) The Company and the Creditor agree that if the Creditor elects to participate in the Offer, (x) neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the “Subsequent Placement Documents”) shall include any term or provision whereby the Creditor shall be required to agree to any restrictions on trading as to any securities of the Company (other than customary “lock-up” restrictions applicable to all participants in the Subsequent Offering) or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company or require representations or warranties in excess of the representation and warranties of the Creditor provided hereunder, and (y) any registration rights set forth in such Subsequent Placement

Documents shall be similar in all material respects to the registration rights contained in the Registration Rights Agreement.

(viii) Notwithstanding anything to the contrary in this Section 4(p) and unless otherwise agreed to by the Creditor, the Company shall either confirm in writing to the Creditor that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that the Creditor will not be in possession of any material, non-public information, by the fifth (5th) Business Day following delivery of the Offer Notice. If by such fifth (5th) Business Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Creditor, such transaction shall be deemed to have been abandoned and the Creditor shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide the Creditor with another Offer Notice and the Creditor will again have the right of participation set forth in this Section 4(p). The Company shall not be permitted to deliver more than two such Offer Notices to the Creditor in any sixty (60) day period, except as expressly contemplated by the last sentence of Section 4(p)(ii).

(ix) The restrictions contained in this Section 4(p) shall not apply in connection with the issuance of any Excluded Securities.

(q) Dilutive Issuances. Except for the New Investor Securities and the Placement Agent Securities, for so long as the Note or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Note) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of the Note or exercise of any Warrant any Common Shares in excess of that number of Common Shares which the Company may issue upon conversion of the Note and exercise of the Warrants without breaching the Company’s obligations under the rules or regulations of the Principal Market.

(r) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(s) Restriction on Redemption and Cash Dividends. So long as the Note is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Creditor, other than New Investor Securities, the Placement Agent Securities and as described on Schedule 4(s) attached hereto or in compliance with the applicable provisions of the Note and the Warrants.

(t) Corporate Existence. So long as the Creditor beneficially owns the Note or Warrants, the Company shall not be party to any Fundamental Transaction (as defined in the Note) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Note and the Warrants.

(u) Share Splits. Until the Note are no longer outstanding, the Company shall not effect any share combination, reverse share split or other similar transaction (or make any public announcement or disclosure with respect to any of the foregoing) without the prior written consent of the Creditor, except as may be required by an Eligible Market to provide for the eligibility or continued eligibility of the Common Shares for listing or quotation on such market or otherwise in compliance with the applicable provisions of the Note and the Warrants.

(v) Conversion and Exercise Procedures. Each of the form of Exercise Notice (as defined in the Warrants) included in the Warrants and the form of Conversion Notice (as defined in the Note) included in the Note set forth the totality of the procedures required of the Creditor in order to exercise the Warrants or convert the Note. Except as provided in Section 5(d), no additional legal opinion, other information or instructions shall be required of the Creditor to exercise the Warrants or convert the Note. The Company shall honor exercises of the Warrants and conversions of the Note and shall deliver the Conversion Shares and Warrant Shares in accordance with the terms, conditions and time periods set forth in the Note and Warrants.

(w) Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

(x) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the issuance of the Securities in a manner which would require the registration of the Securities under the 1933 Act or require shareholder approval under the rules and regulations of the Principal Market and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act or the rules and regulations of the Principal Market, with the issuance of Securities contemplated hereby.

(y) Additional Covenants. The Company hereby covenants to comply with all of the covenants set out in Schedule F, unless the Creditor otherwise consents in writing, each such covenant and agreement to remain in full force and effect for so long as any amount owing under the Note remains unpaid or, in the case of provisions stated to survive termination of this Agreement as described in Section F, until the discharge thereof by the Creditor in writing. The covenants and agreements set forth in Schedule F are without limitation to any covenants, undertakings or agreements elsewhere contained herein or in any of the other Transaction Documents.

(z) Closing Documents. On or prior to thirty (30) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered by electronic mail, file sharing or similar means, to the Creditor and Stikeman Elliott LLP a complete closing set of the executed Transaction Documents, Securities and any other document required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5.	REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Note and the Warrants in which the Company shall record the name and address of the Person in whose name the Note and the Warrants have been issued (including the name and address of each transferee), the principal amount of the Note held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Note, the number of Warrant Shares issuable upon exercise of the Warrants held by such Person and any other info required under the Note or the Warrants. The Company shall keep the register open and available at all times during business hours for inspection of the Creditor or its legal representatives.

(b) Transfer Agent Instructions. The Company shall issue a treasury direction to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Creditor or its respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by the Creditor to the Company upon conversion of the Note or the exercise of the Warrants (as the case may be). The Company represents and warrants that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement, the other Transaction Documents and in accordance with Applicable Law. If the Creditor effects a sale, assignment or transfer of the Securities in accordance with Section 2(h), the Company shall permit the transfer and shall promptly instruct the Transfer Agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Creditor to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or in compliance with Rule 144, Regulation S or otherwise (including Canadian Securities Laws) without registration or qualification under applicable securities laws, the Company shall instruct the Transfer Agent to issue such shares to the Creditor, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(d) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Creditor. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that the Creditor shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of any legal opinion to the Transfer Agent or with respect to the issuance of such Securities or the removal of any legends on any of the Securities shall be borne by the Company.

(c) Legends. The Creditor understands that the Securities have been issued (or will be issued in the case of the Conversion Shares and the Warrant Shares) pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws and a prospectus exemption pursuant to NI 45-106, and except as set forth below, the Securities shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such share certificates) as well as applicable legends pursuant to Canadian Securities Laws, as follows:

“[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144, REGULATION S OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE]”

(d) Removal of Legends. Certificates evidencing Securities shall not be required to contain the U.S. legend set forth in Section 5(c) above or any other legend (i) upon the sale of such Securities pursuant to an effective registration statement under the 1933 Act (including a Registration Statement) covering the resale of such Securities or a Canadian Prospectus (as defined in the Registration Rights Agreement) for which a receipt or a decision document has been received from the applicable Canadian securities commission, (ii) following any sale of such Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if such Securities are eligible to be sold, assigned or transferred under Rule 144 (provided that the Creditor provides the Company with a reasonable assurances (including customary representation letters) that such Securities are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of Creditor’s counsel) (each such time, an “Eligible 144 Sale Time”), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Creditor provides the Company with an opinion of counsel to the Creditor, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (v) if such legend is not required under applicable requirements of the 1933 Act (including controlling judicial interpretations and pronouncements issued by the SEC) or Canadian Securities Laws or (vi) if the Securities are being sold pursuant to Regulation S, such legend may be removed by providing a declaration to the Company that such shares may be sold pursuant to Regulation S; however, applicable Canadian Securities Laws must also be considered in relation to the Canadian legend set forth in Section 5(c) above. If a legend is not required pursuant to the foregoing, the Company shall no later than two (2) Trading Days (as defined in the Note) following the delivery by the Creditor to the Company or the Transfer Agent (with notice to the Company) of a legended certificate representing such Securities (endorsed or with share powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from the Creditor as may be required above in this Section 5(d), as directed by the Creditor, either: (A) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and such Securities are Conversion Shares or Warrant Shares either (x) available to be sold pursuant to an effective and available registration statement under the 1933 Act or not restricted for sale under Canadian Securities Laws or (y) at an Eligible 144 Sale Time (as applicable, the “Required Unrestricted Conditions”), credit the aggregate number of Common Shares to which the Creditor shall be entitled to the Creditor’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, issue and deliver (via reputable overnight courier) to the Creditor, a certificate representing such Securities that is free from all restrictive and other legends, registered in the name of the Creditor or its designee (the date by which such credit is so required to be made to the balance account of the Creditor or its designee with DTC or such certificate is required to be delivered to the Creditor pursuant to the foregoing is referred to herein as the “Required Delivery Date”, and the date such Common Shares are actually delivered without any restrictive legend to the Creditor or its desigee with DTC, as applicable, the “Share Delivery Date”). The Company shall be responsible for any Transfer Agent fees or DTC fees with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith.

(e) Failure to Timely Deliver; Buy-In. If the Company fails, for any reason or for no reason, to issue and deliver (or cause to be delivered) to the Creditor (or its designee) by the Required Delivery Date, either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, a certificate for the number of Conversion Shares or Warrant Shares (as the case may be) to which the Creditor is entitled and register such Conversion Shares or Warrant Shares (as the case may be) on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, to credit the balance account of the Creditor or the Creditor’s designee with DTC for such number of Conversion Shares or Warrant Shares (as the case may be) submitted for legend removal by the Creditor pursuant to Section 5(d) above or (II) if the Registration Statement covering the resale of the Conversion Shares or Warrant Shares (as the case may be) submitted for legend removal by the Creditor pursuant to Section 5(d) above (the “Unavailable Shares”) is not available for the resale of such Unavailable Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Creditor and (y) deliver the Conversion Shares or Warrant Shares, as applicable, electronically without any restrictive legend by crediting such aggregate number of Conversion Shares or Warrant Shares (as the case may be) submitted for legend removal by the Creditor pursuant to Section 5(d) above to the Creditor’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Creditor, the Company shall pay in cash to the Creditor on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of Common Shares not issued to the Creditor on or prior to the Required Delivery Date and to which the Creditor is entitled, and (B) any trading price of the Common Shares selected by the Creditor in writing as in effect at any time during the period beginning on the date of the delivery by the Creditor to the Company of the applicable Conversion Shares or Warrant Shares (as the case may be) and ending on the applicable Share Delivery Date. In addition to the foregoing, if on or prior to the Required Delivery Date either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver a certificate to the Creditor and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit the balance account of the Creditor or the Creditor’s designee with DTC for the number of Common Shares to which the Creditor submitted for legend removal by the Creditor pursuant to Section 5(d) above (ii) below or (II) a Notice Failure occurs, and if on or after such Trading Day the Creditor purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Creditor of Common Shares submitted for legend removal by the Creditor pursuant to Section 5(d) above that the Creditor is entitled to receive from the Company, then the Company shall, within two (2) Trading Days after the Creditor’s request and in the Creditor’s discretion, either (i) pay cash to the Creditor in an amount equal to the Creditor’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any, for the Common Shares so purchased) (the “Buy-In Price”), at which point the Company’s obligation to so deliver such certificate or credit the Creditor’s balance account shall terminate and such shares shall be cancelled, or (ii) promptly honor its obligation to so deliver to the Creditor a certificate or certificates or credit the balance account of the Creditor or the Creditor’s designee with DTC representing such number of Common Shares that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to the Creditor in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Conversion Shares or Warrant Shares (as the case may be) that the Company was required to deliver to the Creditor by the Required Delivery Date multiplied by (B) the lowest Closing Sale Price (as defined in the Warrants) of the Common Shares on any Trading Day during the period commencing on the date of the delivery by the Creditor to the Company of the applicable Conversion Shares or Warrant Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii). Nothing shall limit the Creditor’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Notice Failure and/or Delivery Failure, this Section 5(e) shall not apply to the Creditor to the extent the Company has already paid such amounts in full to the Creditor with respect to such Notice Failure and/or Delivery Failure, as applicable, pursuant to the analogous sections of the Note or Warrant, as applicable, held by the Creditor.

(g) FAST Compliance. While any of the Note or Warrants remain outstanding, the Company shall maintain a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.

6. COMPANY’S CONDITIONS.

(a) The obligation of the Company hereunder to complete the Transaction, including to issue the Note and the related Warrants to the Creditor at the Closing, is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Creditor with prior written notice thereof:

(i) The Creditor shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii) The representations and warranties of the Creditor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Creditor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Creditor at or prior to the Closing Date.

(iii) The Creditor shall have delivered to the Company such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Company or its counsel may reasonably request.

(iv) Hudson Bay Master Fund Ltd., the Company, ATB Financial and the Bank of Montreal shall have duly executed and delivered that certain first lien side letter agreement, dated the date hereof (the “New Investor First Lien Side Letter Agreement”), in the form attached hereto as Exhibit C-1; and Hudson Bay Master Fund Ltd., the Company and the Creditor shall have duly executed and delivered that certain first lien side letter agreement, dated the date hereof (the “New Investor Second Lien Side Letter Agreement” and, together with the New Investor First Lien Side Letter Agreement, the “New Investor Side Letter Agreements”), in the form attached hereto as Exhibit C-2.

7.	CREDITOR’S CONDITIONS.

(a) The obligation of the Creditor hereunder to complete the Transaction, including to acquire the Note and the Warrants at the Closing, is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Creditor’s sole benefit and may be waived by the Creditor at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company and each other Note Party shall have duly executed and delivered to the Creditor each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Creditor (A) the Note and (B) the Warrants initially exercisable for such aggregate number of Warrant Shares as is set forth across from the Creditor’s name in column (3) of Schedule “A”, in each case, as being acquired by the Creditor at the Closing pursuant to this Agreement.

(ii) The Creditor shall have received the opinion of Shearman & Sterling LLP, the Company’s counsel, dated as of the Closing Date, addressed to the Creditor in a form typical for transactions of this nature. The Creditor shall have received the opinion of McCarthy Tétrault LLP, the Company’s Canadian counsel, dated as of the Closing date and addressed to the Creditor relating to Canadian prospectus exemption and first trade matters with respect to the Securities, the status and capacity of Company and each other Note Party, the due authorization, execution and delivery and the validity and enforceability of the Transaction Documents to which Company and each other Note Party is a party, and perfection of the security granted pursuant to the Transaction Documents to which Company and each other Note Party is a party in the jurisdiction of incorporation of Company and each other Note Party, in the Province of Alberta and in any other relevant jurisdiction, and such other matters as the Creditor may reasonably request.

(iii) The Company shall have provided evidence of any exemption for, or to, qualify the Securities for issuance to the Creditor under applicable securities or “Blue Sky” laws of the United States.

(iv) The Company shall have delivered to the Creditor a certificate evidencing the existence and good standing of Company and each other Note Party issued by the appropriate governmental authority of the jurisdiction of its incorporation as of a date within two (2) days of the Closing Date.

(v) The Company shall have delivered to the Creditor certified copies of (i) the constating documents, bylaws and other organizational documents of the Company and each other Note Party, (ii) all resolutions of the board of directors or shareholders, as the case may be, of Company and each other Note Party approving the matters contemplated by the Restructuring and Novation Agreement, this Agreement and the other Transaction Documents, and (iii) a list of the officers and directors authorized to sign agreements together with their specimen signatures.

(vi) Each and every representation and warranty of the Company in this Agreement and of the Company and the other Note Parties in each of the other Transaction Documents shall be true and correct as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and each Note Party shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Creditor shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Creditor in the form acceptable to the Creditor.

(vii) The Company shall have delivered to the Creditor a letter from the Transfer Agent certifying the number of Common Shares outstanding on the Closing Date immediately prior to the Closing.

(viii) The Creditor shall have received:

(1) (i) all documents, instruments, financing statements and notices of security shall have been properly registered, recorded and filed in all places which, (ii) searches shall have been conducted in all jurisdictions which, and (iii) deliveries of all consents, approvals, acknowledgements, confirmations, undertakings, subordinations, discharges, waivers, directions, negotiable documents of title and other documents and instruments to the Creditor shall have been made which, in each case, are desirable or required to make effective the Security (as defined in the Note) and to ensure the perfection and the first-ranking priority of such Security subject only to Permitted Encumbrances which rank by law in priority; and

(2) certificates of insurance, dated no later than the Closing Date, showing the Creditor as additional insured (in the case of liability insurance) and second loss payee with respect to insurance required to be maintained by Company and its Subsidiaries pursuant to the Note;

(ix) The Common Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, in writing by the SEC or the Principal Market (other than with respect to the Minimum Bid Price Requirement).

(x) The Company and each other Note Party shall have obtained all governmental, regulatory or third party consents and approvals which are required to be obtained by Company and each other Note Party in order to complete the transactions contemplated by the Restructuring and Novation Agreement, this Agreement and any other Transaction Document and to perform its obligations under the Restructuring and Novation Agreement, this Agreement and any other Transaction Document to which it is a party, including for the issuance of the Securities and those required by the Principal Market, if any.

(xi) No statute, rule, regulation, executive order, decision, decree, ruling or injunction shall have been enacted, entered, promulgated, endorsed or entered into by any court or Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Restructuring and Novation Agreement and the Transaction Documents.

(xii) Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(xiii) No Default or Event of Default (each as defined in the Note) has occurred or is continuing or would arise immediately after giving effect to or as a result of the amendment and restatement of the Parent Obligations Outstanding or the issuance of any of the Securities.

(xiv) The Company shall have obtained approval of the Principal Market to list or designate for quotation (as the case may be) the Conversion Shares and the Warrant Shares.

(xv) The Holder shall have received evidence, satisfactory to the Creditor, in its sole discretion, that the Company has raised gross cash proceeds in the amount of not less than U.S. $15,000,000 pursuant to the New Investor Convertible Notes (which shall be on terms and conditions satisfactory to the Creditor in its sole discretion), and the Creditor shall have received an officer’s certificate executed by a senior officer of the Company (in form and substance satisfactory to the Creditor in its sole discretion) certifying the same to the Creditor and attaching thereto a true and complete copy of the HB Convertible Notes and any other New Investor Documents requested by the Creditor.

(xvi) The Company, ATB Financial and the Bank of Montreal, as lenders, and the ATB Financial, as administrative agent, shall have duly executed and delivered the Amended and Restated Credit Agreement, in the form attached hereto as Exhibit A (the “First Lien Credit Agreement”), and shall have consummated the transactions contemplated thereby (collectively, the “First Lien Restructuring Transactions”), and the Creditor shall have received an officer’s certificate executed by a senior officer of the Company (in form and substance satisfactory to the Creditor in its sole discretion) certifying the same to the Creditor and attaching thereto a true and complete copy of the First Lien Credit Agreement and any other First Lien Documents requested by the Creditor.

(xvii) The Company and the New Investors shall have duly executed and delivered the New Investor Securities Purchase Agreement and the New Investor Documents (including the issuance of the New Investor Securities), in the forms attached hereto as Exhibit B, and shall have consummated the transactions contemplated thereby (collectively, the “New Investor Transactions”, and together with the First Lien Restructuring Transactions, the “Contemporaneous Transactions”), and the Creditor shall have received an officer’s certificate executed by a senior officer of the Company (in form and substance satisfactory to the Creditor in its sole discretion) certifying the same to the Creditor and attaching thereto a true and complete copy of the New Investor Securities Purchase Agreement and the New Investor Documents requested by the Creditor.

(xviii) Hudson Bay Master Fund Ltd., the Company, ATB Financial and the Bank of Montreal shall have duly executed and delivered the New Investor First Lien Side Letter Agreement, and the Creditor shall have received an officer’s certificate executed by a senior officer of the Company (in form and substance satisfactory to the Creditor in its sole discretion) attaching thereto a true and complete copy of the New Investor First Lien Side Letter Agreement.

(xix) Hudson Bay Master Fund Ltd., the Company and the Creditor have duly executed and delivered the New Investor Second Lien Letter Agreement.

(xx) The forms of the warrants to purchase Common Shares to be issued to the Placement Agents (the “Placement Agent Securities”) and the forms of the subordinated convertible note (the “New Investor Note”) and warrants to purchase Common Shares to be issued to the buyers (the “New Investors”) named in the New Investor Purchase Agreement (the “New Investor Warrant”, and together with the New Investor Note, the “New Investor Securities”), in each case, shall have been delivered to the Creditor, shall not have been amended, modified or waived prior to issuance concurrently with the Closing and shall be in form and substance satisfactory to the Creditor in its sole discretion.

(xxi) The Company and each other Note Party shall have delivered to the Creditor such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Creditor or its counsel may reasonably request.

8.	SECURITY.

(a) Security. To secure the payment and performance of all of the Secured Obligations, the Company shall execute and deliver, and shall cause each other Note Party to execute and deliver, to the Creditor, the following documents (collectively, the “Security”), to the extent not already provided:

(i) the Note Party Guarantee;

(ii) demand debentures from the Company in the amount of $320,000,000 (collectively, the “Debentures”) constituting a first ranking fixed and specific charge (subject only to Permitted Encumbrances which are Permitted Encumbrances subject to the Intercreditor Agreement) over real property owned by the Company, registered in Alberta, British Columbia and any other Canadian jurisdiction where the Company owns real property on the Closing Date and such other collateral mortgages or other real property security required to be delivered by the Note Parties from time to time pursuant to Section 8(g) or Section 8(i);

(iii) the Note Party Security Agreement;

(iv) to the extent any Note Party is the registered owner of any material Intellectual Property, specific security agreements in respect of such material Intellectual Property as may be required by the Creditor, in its sole discretion;

(v) a hypothec on movables granted by each of the Note Parties for an amount of $85,000,000 in favour of the Creditor; and

(vi) such other agreements, documents or instruments reasonably required by the Administrative Agent and the Lenders (or their legal counsel) from time to time.

(b) Form of Security. Without limiting the foregoing, the Security will be in such form or forms as required by the Creditor, acting reasonably, and, subject to Section 8(d), will be registered in such offices in the provinces of Canada or any other jurisdiction as the Creditor may from time to time reasonably require to protect the Security Interests created thereby. Should the Creditor determine at any time and from time to time that the form and nature of the then existing Security is deficient in any way or does not fully provide the Creditor with the Security Interests and priority to which each is entitled hereunder, the Company will forthwith execute and deliver or cause to be executed and delivered to the Creditor, at the Company’s expense, such amendments to the Security or provide such new security as the Creditor may reasonably request, in a form satisfactory to the Creditor, acting reasonably.

(c) Guarantees and Subsidiary Security. Upon a Subsidiary becoming a Material Subsidiary and to secure the payment and performance of all Secured Obligations, the Company shall cause any such Subsidiary to execute and deliver, to the extent not already provided:

(i) an unlimited Guarantee (or a joinder or addition agreement to the Note Party Guarantee) in favour of the Creditor, guaranteeing the Secured Obligations of each other Note Party;

(ii) a general security agreement (or a joinder or addition agreement to the Note Party Security Agreement) in favour of the Creditor granting a first priority Security Interest (subject only to Permitted Encumbrances which are Permitted Encumbrances subject to the Intercreditor Agreement) over all of such Material Subsidiary’s present and after-acquired personal property of such Material Subsidiary, registered in Alberta, British Columbia and all other Canadian jurisdictions in which each such Material Subsidiary carries on business or owns material Property;

(iii) to the extent such Material Subsidiary owns any fee simple or leasehold interest in any real property, at the request of the Creditor, a collateral mortgage or mortgage of lease, as the case may be, constituting a first ranking fixed and specific charge over such real property, registered each jurisdiction in which such real property is located, and such other collateral mortgages or other real property security required to be delivered by the Note Parties from time to time pursuant to Section 8(g) or Section 8(i) (and, for certainty, such collateral mortgages or other real property security shall be deemed to be part of the “Debentures”); and

(iv) to the extent any Material Subsidiary is the registered owner of any material Intellectual Property, specific security agreements in respect of such material Intellectual Property as may be required by the Creditor, in its sole discretion, each to be in form and substance satisfactory to the Creditor, together with certified copies of constating documents and resolutions, a certificate of incumbency, a legal opinion of outside counsel with respect to such Material Subsidiary and the Security provided by it and such other documents as the Creditor (or their counsel) may reasonably require, all in a form substantially similar to those provided by the Company and, if applicable, the other Material Subsidiaries on the Closing Date with such changes as may be approved by the Creditor, acting reasonably.

(d) Registrations and Renewals. The Company shall and shall cause each other Note Party, at the Company’s sole cost and expense, to do all such commercially reasonable acts, execute all such instruments and provide such further assurances as the Creditor may reasonably request from time to time to ensure that the priority of the Security Interests created by all of the Security executed and delivered to the Creditor as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary or of advantage to the protection or perfection thereof and to cooperate with the Creditor and the Creditor’s counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interests, from time to time. The Creditor may, at the Company’s sole cost and expense, effect any or all such registrations, filings and recordings should the Company fail to do so forthwith upon the Creditor’s request as aforesaid.

(e) Security Effective Notwithstanding Date of Advance. The Security Interests constituted by any of the Security or required to be created hereby or thereby shall be effective, and the undertakings as to Security Interests herein or in any Security shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security Interest or before or after or upon the date of execution of this Agreement, and shall not be affected by the Secured Obligations fluctuating from time to time or the accounts established by the Creditor ceasing to be in debit balance.

(f) Extensions, Etc. The Creditor may grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with any Note Party or any other Persons, sureties or securities as the Creditor, in its sole discretion, may see fit, all without prejudice to the liability of any Note Party under the Secured Documents or the rights of the Creditor under the Secured Documents.

(g) Notices. The Company shall notify the Creditor of any details, as soon as available, of any: (i) decision to change the name of any Note Party or the location of its chief executive office, (ii) movement of Property to, or the acquisition of Property in, a jurisdiction where the Security is not registered or the Security Interests of the Security do not have the benefit of any existing registration, and (ii) acquisition of real property (fee simple or leasehold) which is not already subject to the Security Interests granted in favour of the Creditor pursuant to the Debenture, and in any event not less than ten (10) Business Days prior to any such change, movement or acquisition. Upon receiving such information, the Creditor may, at the Company’s cost and expense, request additional Security pursuant to Section 8(i), effect any or all such registrations, filings and recordings in such additional jurisdictions at any applicable personal property registry office or land titles office, as applicable, and obtain local counsel opinions in respect thereof and the Company shall, and shall cause each other Note Party to, at the Company’s sole cost and expense, do all such commercially reasonable acts, execute all such instruments and provide such further information and assurances as the Creditor may require to promptly effect all such registrations, filings and recordings.

(h) No Merger. The taking of any Security as provided under this Agreement or any Transaction Document shall not operate by way of merger of any of the Secured Obligations of any Note Party or any successor of any Note Party under any Transaction Document, or of any Security Interest, Guarantee, contract, promissory note, bill of exchange or security in any other form, whether or not similar to the foregoing, and no judgment recovered by the Creditor shall operate by way of merger or in any way affect the Security provided for in this Agreement, which shall be in addition to and not in substitution for any other security now or hereafter held by the Creditor whether for the Secured Obligations hereunder or under any Security. For greater certainty, no judgment recovered by the Creditor shall operate by way of merger or in any way affect the obligations of any Note Party to pay interest at the rates, times and manner as provided in the Transaction Documents.

(i) Further Assurances – Security. The Company shall, forthwith and from time to time on the reasonable request of the Creditor, grant and cause each other Note Party to grant to the Creditor all such further rights and Security Interests necessary or of advantage to the Administrative Agent to permit it to operate the Business of the Note Parties in a liquidation of Property or as a going concern following the occurrence of an Event of Default. Without limiting the foregoing:

(i) if, at any time, the aggregate value of all inventory, equipment and other Property of the Note Parties located on the premises of any real property leased by a Note Party (other than the real property described in subparagraph (n) of Schedule F) exceeds $2,000,000, the Company shall (or shall cause the applicable Note Party to) promptly execute and deliver a leasehold mortgage in favour of the Creditor, constituting a first ranking fixed and specific charge over all real property leased by such Note Party, registered in Alberta and each other jurisdiction where such Note Party leases real property;

(ii) if, at any time, a Note Party acquires any real property contemplated in Section 8(g)(iii) above, such Note Party shall, at the request of the Creditor at the sole discretion of the Creditor, be required to promptly execute any mortgages, amendments, supplements or addendums to the Debenture or other documents necessary to ensure that such newly acquired real property is subject to a Security Interest in favour of the Creditor (and, for certainty, such mortgages, amendments, supplements addendums or other documents shall be deemed to be part of the “Debenture”);

(iii) notwithstanding paragraph (ii) above or anything else contained herein, if at any time after the Closing Date a Note Party or any other Subsidiary of the Company grants or executes, or intends to grant or execute, in favour of the First Lien Creditors, any additional security documents (the “New First Lien Security”), such Note Party or other Subsidiary shall promptly and concurrently with the provision of such New First Lien Security to the First Lien Creditors, but in any event, within 15 Business Days, execute and deliver to the Creditor such additional Security hereunder as required to give the Creditor the same, or better, rights, interests and advantages given to the First Lien Creditors under the applicable New First Lien Security; and

(iv) without limiting the foregoing, the Company shall and shall cause each other Note Party to, forthwith and from time to time on the reasonable request of the Creditor, execute and do or cause to be executed and done all assurances and things which, in the opinion of the Creditor, may be necessary or of advantage to give the Creditor the Security Interests and the priority intended hereunder to be created by the Security.

(j) Permitted Encumbrances and Permitted Indebtedness. None of:

(i) the fact that any Person is permitted to create or suffer to exist any Permitted Encumbrance or Permitted Indebtedness;

(ii) the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances or Permitted Indebtedness; or

(iii) the fact that the Security Interests created pursuant to the Transaction Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created pursuant to the Transaction Documents to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, or that any of the Secured Obligations are in any way subordinate or junior in right of payment to any Permitted Indebtedness, it being the intention of the parties that all Security Interests created pursuant to the Transaction Documents shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances and all other Security Interests or other obligations whatsoever and that the Secured Obligations will rank in right of payment at all times at least equally with such Permitted Indebtedness, subject to the Intercreditor Agreements as applicable.

(k) Delivery of Investment Property. For the purposes of Section 2.3(3) of the Note Party Security Agreement, at all time after the First Lien Documents have been discharged, the Creditor shall be deemed to have requested the delivery of the items enumerated in paragraphs (a)-(c), inclusive of such Section, issued from time to time by or in respect of the Note Parties (other than the Company and the Non-Material Foreign Subsidiaries). For certainty, such request shall be deemed to be a continuous request from the Creditor to the Note Parties for delivery by the Note Parties of all of such items and Equity Interests issued by, or outstanding in respect of, the Note Parties (other than the Company and the Non-Material Foreign Subsidiaries); provided that, notwithstanding the foregoing and without limitation to Section 2.3(3) of the Note Party Security Agreement, the Creditor, may request delivery of such items and Equity Interests in respect of the Non-Material Foreign Subsidiaries at any time and from time to time.

9. DEFINITIONS. Unless otherwise defined therein or herein, the capitalized terms used in the Transaction Documents, including this Agreement, shall have the meanings ascribed to such terms as specified on Schedule G.

10.	MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the Province of Alberta, without giving effect to any choice of law or conflict of law provision or rule (whether of the Province of Alberta or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Province of Alberta.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by the Creditor, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under Applicable Law) exceed amounts permitted under any Applicable Law. Accordingly, if any obligation to pay, payment made to the Creditor, or collection by the Creditor pursuant the Transaction Documents is finally judicially determined to be contrary to any such Applicable Law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of the Creditor, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the Applicable Law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of the Creditor, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to the Creditor under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by the Creditor under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of Applicable Law, such amounts shall be pro-rated over the period of time to which they relate.

(e) Entire Agreement; Amendments. This Agreement and the schedules and exhibits attached hereto contain the entire understanding of the parties solely with respect to the matters covered herein. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by all of the parties.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

Sundial Growers Inc.

919 - 11 Avenue SW, Suite 200

Calgary, AB, Canada T2R 1P3

Telephone: (403) 948-5227

Attention: Chief Executive Officer, Chief Financial Officer,

General Counsel and Vice President Finance

E-Mail: [Redacted: Confidential Information]

With a copy (for informational purposes only) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

Telephone: (212) 848-4000

Attention: Jason Lehner, Esq. and Merritt Johnson, Esq.

E-Mail: JLehner@Shearman.com and

            Merritt.Johnson@Shearman.com

And to:

McCarthy Tétrault LLP

Suite 4000, 421 7th Avenue SW

Calgary, AB T2P 4K9

Telephone: (403) 260-3500

Attention: Gregory Turnbull and Nathan Robb

E-Mail: gturnbull@mccarthy.ca and nrobb@mccarthy.ca

or to such other address, e-mail address and/or facsimile number and/or to the attention of such other Person as the Company has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.

If to the Transfer Agent:

Odyssey Trust Company

1230 – 300 5th Ave SW

Telephone: (587) 392-6062

Attention Gail Hibbs

E-Mail: ghibbs@odysseytrust.com

If to the Creditor, to its address, e-mail address and facsimile number set forth in Schedule “A”, with copies to the Creditor’s representatives as set forth in Schedule “A”,

with a copy (for informational purposes only) to:

SAF Jackson II LP

1900, 333 7th Avenue S.W.

Calgary, Alberta T2P 2Z1

Attention: Ryan Dunfield

E-mail: [Redacted: Confidential Information]

And to:

Stikeman Elliott LLP

4300 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention: Leland Corbett and Brad Ashkin

E-mail: LCorbett@stikeman.com and BAshkin@stikeman.com

or to such other address, e-mail address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail containing the time, date, recipient facsimile number or e-mail address and, with respect to each facsimile transmission, an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Note and Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Creditor, including by way of a Fundamental Transaction (as defined in the Warrants) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants) or a Fundamental Transaction (as defined in the Note) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Note). The Creditor may assign this Agreement and any rights or obligations hereunder without the consent of the Company.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in
Section 10(k).

(i) Survival. The representations, warranties, agreements and covenants in this Agreement shall survive the Closing.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification. In consideration of Creditor’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Creditor and each holder of any Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company or any Subsidiary in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of the Company or any Subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by the Creditor pursuant to Section 4(j), or (D) the status of the Creditor or holder of the Securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under Applicable Law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10(k) shall be the same as those set forth in the Registration Rights Agreement.

(m) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, Common Shares and any other numbers in this Agreement that relate to the Common Shares shall be automatically adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions that occur with respect to the Common Shares after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for the Creditor (or its broker or other financial representative) to effect short sales or similar transactions in the future.

(n) Remedies. The Creditor and in the event of assignment by the Creditor of its rights and obligations hereunder, each holder of Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it or any Subsidiary fails to perform, observe, or discharge any or all of its or such Subsidiary’s (as the case may be) obligations under the Transaction Documents, any remedy at law would inadequate relief to the Creditor. The Company therefore agrees that the Creditor shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

(o) Currency. Unless otherwise specified, all dollar amounts referred to in this Agreement are in Canadian dollars.

[signature pages follow]

IN WITNESS WHEREOF, the Creditor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

SUNDIAL GROWERS INC.

By:	/s/ Jim Keough
Name: Jim Keough

Title: Chief Financial Officer

IN WITNESS WHEREOF, the Creditor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

CREDITOR:

SAF JACKSON II LP, by its general partner, SAF JACKSON II INC.

By:	/s/ Aaron Bunting
Name: Aaron Bunting

Title: Chief Financial Officer

SCHEDULE “A”

SCHEDULE OF THE CREDITOR

(1)	(2)	(3)	(4)
Creditor	Address and Facsimile Number	Aggregate Number of Warrant Shares and Exercise Price	Legal Representative’s Address and Facsimile Number
SAF JACKSON II LP SAF JACKSON II LP	SAF Jackson II LP 1900 Dome Tower – 333 7th Avenue SW Calgary, AB T2P 2Z1 Attention: Principal, Chief Executive Officer and Principal, General Counsel	Up to 17,500,000 at $1.20 and 17,500,000 at $1.00	Stikeman Elliott LLP 4300 Bankers Hall West 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Leland Corbett and Brad Ashkin E-mail: LCorbett@stikeman.com and BAshkin@stikeman.com

TOTAL		35,000,000

The Creditor is (please check the applicable box):

___ an “insider” of the Company (as such term is defined in the Securities Act (Alberta))

___ a “registrant” (as such term is defined in the Securities Act (Alberta))

___ neither of the above

Register the Note and Warrants as Set Forth Below:
(NAME)

ADDRESS

SCHEDULE “B”

FORM OF NOTE

SECURED SECOND LIEN CONVERTIBLE NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144, REGULATION S OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 18(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

SUNDIAL GROWERS INC.

SECURED SECOND LIEN CONVERTIBLE NOTE

Issuance Date: June 5, 2020 (the “Issuance Date”)	Original Principal Amount: C$73,227,465.75

FOR VALUE RECEIVED, Sundial Growers Inc., a company existing under the laws of the Province of Alberta, Canada (the “Company”), hereby promises to pay to the order of SAF JACKSON II LP or its permitted assigns (the “Holder”) the amount set forth above as the Original Principal Amount (as increased or reduced pursuant to the terms hereof pursuant to PIK, redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and, upon any Triggering Event, to pay interest (“Interest”) on any outstanding Principal at the applicable Triggering Event Rate until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Secured Second Lien Convertible Note (including all Secured Second Lien Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is issued pursuant to the securities restructuring agreement (the “Securities Restructuring Agreement”) dated as of the Issuance Date between the Company and the Holder, as amended from time to time. Certain capitalized terms used herein are defined in Section 31. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Securities Restructuring Agreement.

The Company acknowledges to the Holder as of the date hereof that:

(1)

the Parent Obligations Outstanding are amended, modified and restated in their entirety on the terms and conditions, and in the form, of this Note and, as so amended, modified and restated, are ratified and confirmed; and

(2)

the Parent Obligations Outstanding shall, subject only to the effect of the amendments and modifications to the Original Credit Agreement, as assumed by the Company pursuant to the Restructuring and Novation Agreement, effected by this Note, continue in full force and effect as rights, obligations and indebtedness under this Note, all in accordance with and subject to the provisions herein set forth; provided that nothing in this Note shall constitute a new loan or loans or the provision of new credit or the effective repayment and readvance or replacement of the Parent Obligations Outstanding as of the date hereof, and the liability of the Company in respect of Parent Obligations Outstanding shall be and be deemed to be continued under and governed by this Note from and after the date hereof.

1. PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest (if any) on such Principal and Interest. The Company may prepay any portion of the outstanding Principal, accrued and unpaid Interest on Principal and Interest, if any, at any time prior to the Maturity Date in its sole discretion subject to the Intercreditor Agreement.

2. INTEREST; INTEREST RATE.

(a) This Note shall not bear Interest except upon the occurrence (and during the continuance) of a Triggering Event (as defined below), in which case this Note shall bear interest at a rate of three percent (3.0%) per annum (the “Triggering Event Rate”) of the then outstanding Principal. In the event that such Triggering Event is subsequently cured or waived in accordance with the terms of this Note (and no other Triggering Event then exists (including for the Company’s failure to pay such Interest at the Triggering Event Rate on the applicable Interest Date (as defined below))), Interest hereunder shall cease to accrue as of the calendar day immediately following the date of such cure or waiver; provided that the Interest as calculated and unpaid during the continuance of such Triggering Event shall continue to apply to the extent relating to the days after the occurrence of such Triggering Event through and including the date of such cure or waiver of such Triggering Event.

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(b) Interest on this Note shall (i) commence accruing upon the occurrence of a Triggering Event, (ii) be computed on the basis of a 360-day year and twelve 30-day months, (iii) compound each calendar month, (iv) be payable on the first Trading Day of each such calendar month in which Interest accrues hereunder (each, an “Interest Date”) in accordance with the terms of this Note and (v) if unpaid on an Interest Date, shall compound on such Interest Date. Interest shall be paid on such Interest Date, at the option of the Company, in cash or by PIK. Prior to the payment of Interest on an Interest Date, Interest on this Note shall be payable by way of inclusion of such Interest in the Conversion Amount (as defined below) on each Conversion Date (as defined below) in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 11 or any required payment upon any Bankruptcy Event of Default (as defined in Section 4(a) below).

(c) For purposes of the Interest Act (Canada), (i) whenever any Interest under this Note is calculated using a rate based on a year of 360 days the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days (y) multiplied by the actual number of days in the calendar year in which the period for which such Interest is payable (or compounded) ends, and (z) divided by 360, (ii) the principle of deemed reinvestment of interest does not apply to any Interest calculation under this Note, and (iii) the rates of Interest stipulated in this Note are intended to be nominal rates and not effective rates or yields.

(d) If any provision of this Note or of any of the other Transaction Documents would obligate any Note Party to make any payment of Interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by the Holder of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by the Holder of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: firstly, by reducing the amount or rate of interest required to be paid to the Holder under the applicable Transaction Document, and thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Holder which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).

3. CONVERSION OF NOTES. At any time after the earlier of (the “Threshold Date”): (x) the date upon which the aggregate amount of New Investor Indebtedness outstanding under the New Investor Convertible Notes is less than [Redacted: Commercially sensitive] and (y) February 1, 2021, this Note shall be convertible, in whole or in part, into validly issued, fully paid and non-assessable Common Shares, on the terms and conditions set forth in this Section 3. The Company will provide prompt written notice to the Holder upon the threshold in clause (x) of the immediately preceding sentence being satisfied and specifying the date thereof.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Threshold Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable Common Shares in accordance with Section 3(c), at the

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Conversion Rate (as defined below). The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (x) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made and (y) all accrued and unpaid Interest with respect to such portion of the Principal amount, if any.

(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, US$1.00, subject to adjustment as provided herein.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 5:00 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. If required by Section 3(c)(iii), within two (2) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 18(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail or otherwise a treasury direction and acknowledgment of confirmation and representation as to whether or not such Common Shares may then be resold pursuant to Rule 144 without limitations with respect to the volume or manner of sale restrictions set forth therein or an effective and available registration statement, and as to whether or not such Common Shares are subject to any restricted or hold periods under applicable Canadian Securities Laws or a Canadian Prospectus (as defined in the Registration Rights Agreement) qualifying their distribution has been filed and a receipt or a decision document from the applicable Canadian Securities Commissions (as defined in the Registration Rights Agreement) in connection therewith has been obtained, in the form attached hereto as Exhibit II, of receipt of such Conversion Notice to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received a Conversion

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Notice (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, credit such aggregate number of Common Shares to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 18(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. Notwithstanding anything to the contrary contained in this Note or the Registration Rights Agreement, after the Effective Date (as defined in the Registration Rights Agreement) of the Registration Statement (as defined in the Registration Rights Agreement) and after a receipt or a decision document from the applicable Canadian Securities Commissions has been obtained in relation to the equivalent Canadian Prospectus (as defined in the Registration Rights Agreement), but prior to the Holder’s receipt of a notice of a Suspension (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended Common Shares to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has been named in the Registration Statement and has certified that such Holder has entered into a contract for sale, an arrangement with a broker for sale or a 10b5-1 plan and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled.

(ii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, to issue and deliver to the Holder (or its designee) a certificate for the number of Common Shares to which the Holder is entitled and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Common Shares to which the Holder is entitled upon the Holder’s conversion of this Note (as the case may be) or (II) if after the Effective Date (as defined in the Registration Rights Agreement), the Registration

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Statement covering the resale of the Common Shares that are the subject of the Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Common Shares electronically without any restrictive legend by crediting such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such Share Delivery Deadline that the issuance of such Common Shares is not timely effected an amount equal to 0.75% of the product of (A) the sum of the number of Common Shares not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) any trading price of the Common Shares selected by the Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline either (A) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Deadline the Holder purchases (in an open market transaction or otherwise) Common Shares corresponding to all or any portion of the number of Common Shares issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s request and in the Holder’s discretion, either: (I) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such Common Shares) or credit the balance account of such

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Holder or such Holder’s designee, as applicable, with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (and to issue such Common Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Common Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares multiplied by (y) the lowest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) upon the conversion of this Note as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Notice Failure and/or Conversion Failure, this Section 3(c)(ii) shall not apply to the Holder to the extent the Company has already paid such amounts in full to such Holder with respect to such Notice Failure and/or Conversion Failure, as applicable, pursuant to the analogous sections of the Securities Restructuring Agreement.

(iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 18, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)) or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion

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Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal, Interest converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(d) Limitations on Conversions. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have, and irrevocably and unconditionally waives, the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion (i) the Holder together with the other Attribution Parties collectively would beneficially own, or (ii) the Holder would have beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, Common Shares in excess of 9.99% (the “Maximum Percentage”) of the outstanding Common Shares immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned or beneficially owned, or controlled or directed, as applicable, by the applicable Person(s) shall include the number of Common Shares held by the applicable Person(s) plus the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable in excess of the Maximum Percentage upon (A) conversion of the remaining, nonconverted portion of this Note and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including any convertible notes or convertible preferred shares or warrants, including the Warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act and for purposes of Section 3(d)(ii), beneficial ownership, or control or direction over, shall be determined in accordance with NI 55-104 and NI 62-104, and, in each case, having regard to the Maximum Percentage. For purposes of determining the number of outstanding Common Shares the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report of Foreign Issuer on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company, or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Common Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum

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Percentage, the Holder must notify the Company of a reduced number of Common Shares to be purchased pursuant to such Conversion Notice (the number of Common Shares by which such conversion is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, return the Conversion Amount related to the Reduction Shares to the Holder. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the applicable Person(s) since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Shares to the Holder upon conversion of this Note results in the applicable Person(s) being deemed to beneficially own or beneficially own, or have control or direction over, as applicable, in the aggregate, more than the Maximum Percentage of the number of outstanding Common Shares (as determined under Section 13(d) of the 1934 Act or NI 55-104 and NI 62-104, as applicable), the number of Common Shares so issued by which the applicable Person(s’)’s aggregate beneficial ownership or beneficial ownership, or control or direction over, as applicable exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares and the Holder irrevocably and unconditionally waives its right to vote and to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return the Conversion Amount related to the Excess Shares to the Holder. Upon delivery of a written notice to the Company, the Holder may from time to time decrease or, following any such decrease, increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (x) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (y) any such increase or decrease will apply only to the applicable Person(s) of the Holder. For purposes of clarity, the Common Shares issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned or beneficially owned, or controlled or directed, as applicable, by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act or NI 55-104 and NI 62-104, as applicable. No prior inability to convert this Note pursuant to this Section 3(d) shall have any effect on the applicability of the provisions of this Section 3(d) with respect to any subsequent determination of convertibility. The provisions of this Section 3(d) shall not be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this Section 3(d) (or any portion of this Section 3(d)) which may be defective or inconsistent with the intended beneficial ownership or beneficial ownership, or control or direction of limitations contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitations. The limitations contained in this Section 3(d) may not be waived and shall apply to a successor holder of this Note and the Holder affirms the Company’s right to enforce such limitations.

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(e) Right of Alternate Conversion.

(i) General.

(1) Alternate Optional Conversion. On the first day of each calendar month commencing on the Threshold Date, an additional C$10,000,000 of Conversion Amount of this Note shall become eligible for an Alternate Optional Conversion hereunder (such accumulated portion of the Conversion Amount of this Note available for an Alternate Optional Conversion hereunder (or such greater amount agreed to by the Company and the Holder from time to time), collectively, the “Available Optional Conversion Amount”); provided, that the Company acknowledges and agrees that at the time of effectiveness of such voluntary increase, such voluntary increase shall not constitute material non-public information. Subject to Section 3(d), at any time, at the option of the Holder, the Holder may convert (each, an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any part, of the Available Optional Conversion Amount, if any, of this Note into Common Shares (such portion of the Conversion Amount subject to such Alternate Optional Conversion, the “Alternate Optional Conversion Amount”) at the Alternate Optional Conversion Price. For the avoidance of doubt, any portion of the Available Optional Conversion Amount that is not converted in an Alternate Optional Conversion in the calendar month that it becomes part of the Available Optional Conversion Amount will be available for conversion in an Alternate Optional Conversion by the Holder at any time in any subsequent calendar month thereafter.

(2) Alternate Conversion Upon a Triggering Event. Following the Threshold Date and subject to Section 3(d), at any time after the occurrence of a Triggering Event, the Holder may, at the Holder’s option, convert (each, an “Alternate Triggering Event Conversion” and together with each Alternate Optional Conversion, each, an “Alternate Conversion”, and the date of such Alternate Triggering Event Conversion, each, an “Alternate Triggering Event Conversion Date”, and together with each Alternate Optional Conversion Date, each, an “Alternate Conversion Date”) all, or any part of, the outstanding and unpaid Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, the “Alternate Triggering Event Conversion Amount” and together with each Alternate Optional Conversion Amount, each, an “Alternate Conversion Amount”) into Common Shares at the Alternate Triggering Event Conversion Price.

(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 3(c) (except (A) in any Alternate Optional Conversion, with “Alternate Optional Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Optional Conversion and, (B) in any Alternate Triggering Event Conversion, with “Alternate Triggering Event Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Triggering Event Conversion and “Redemption Premium

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of the Conversion Amount” replacing “Conversion Amount” in clause (x) of the definition of Conversion Rate above with respect to such Alternate Triggering Event Conversion), in either case, by designating in the Conversion Notice delivered pursuant to this Section 3(e) that the Holder is electing to use the Alternate Triggering Event Conversion Price or Alternate Optional Conversion Price, as applicable, for such conversion. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Company delivers Common Shares representing the applicable Alternate Conversion Amount to the Holder, such Alternate Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3(c) without regard to this Section 3(e).

4. RIGHTS UPON TRIGGERING EVENT AND EVENT OF DEFAULT.

(a) Triggering Events and Events of Default. Each of the following events shall constitute an “Triggering Event”, each of the events in clauses (ix) and (x) shall also constitute a “Bankruptcy Event of Default”, and each of the events in clauses (iii), (vi), (viii), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv) and (xxv) together with each Bankruptcy Event of Default and, if the Holder delivers a written notice to the Company that any other Triggering Event has become an Event of Default hereunder, each such other Triggering Event, shall also constitute an “Event of Default”:

(i) the failure of the applicable Registration Statement to be declared effective by the SEC, or the failure of the applicable Canadians Securities Commissions to have provided a receipt or a decision document in relation to the equivalent Canadian Prospectus, each on or prior to the date that is fifteen (15) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(ii) while the applicable Registration Statement or the equivalent Canadian Prospectus, as the case may be, is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement or the equivalent Canadian Prospectus, as the case may be, lapses for any reason (including the issuance of a stop order or the revocation of a receipt or decision document) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, in either case, only if such lapse or unavailability remains uncured for a period of at least five (5) consecutive Trading Days;

(iii) (a) the suspension from trading or the failure of the Common Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days; or (b) an order to cease or suspend trading in the Common Shares or to restrict or prohibit any trading in the Common Shares is made, or proceedings are announced or commenced for the making of any such order, by any of the Canadian Securities Commissions;

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(iv) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of Common Shares within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes or Warrants, including by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into Common Shares that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for Common Shares in accordance with the provisions of the Warrants;

(v) except to the extent the Company is in compliance with Section 10(b) below, at any time following the tenth (10th) consecutive day that the Holder’s Authorized Share Allocation (as defined in Section 10(a) below) is less than (A) the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise), and (B) the number of Common Shares that the Holder would be entitled to receive upon exercise in full of the Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);

(vi) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Principal, Interest, or other amounts when and as due under this Note (including the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Interest when and as due, in which case only if such failure remains uncured for a period of at least three (3) Trading Days;

(vii) the Company fails to remove any restrictive legend on any certificate or any Common Shares issued to the Holder upon conversion or exercise (as the case may be) of any Securities acquired by the Holder under the Securities Restructuring Agreement (including this Note) as and when required by such Securities or the Securities Restructuring Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) Trading Days;

(viii) if:

(1) a “Default” (as such term or equivalents are defined under the First Lien Credit Agreement) occurs and such “Default” is not waived or cured within any applicable cure or grace period or if an “Event of Default” (as such term and/or equivalents are defined under the First Lien Credit Agreement) occurs;

(2) a “Default” (as such term or equivalents are defined under the New Investor Convertible Notes) occurs and such “Default” is not waived or cured within any applicable cure or grace period or if an “Event of Default” (as such term and/or equivalents are

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defined under the New Investor Convertible Notes) occurs;

(3) any Note Party or the Person primarily liable or jointly and/or severally liable, in the case of any contingent or joint and/or several obligation of any Note Party (A) fails to pay when due (whether at stated maturity or by required prepayment, acceleration, demand or otherwise) any Indebtedness between itself and any Person (other than any Indebtedness under this Agreement) or (B) is in breach or default under any term or provision of any other document, instrument or agreement evidencing or securing any other Indebtedness between itself and any Person (other than this Agreement) if in the case of (A) or (B) above, such breaches or defaults (in the aggregate) are in respect of an amount which, taken together with (x) any other such breaches or defaults in respect of such other Indebtedness, and (y) any accelerated amounts in respect of such other Indebtedness, exceeds C$700,000, in the aggregate; and, in either case, such breach or default is not remedied within the lesser of ten (10) Business Days or the grace period otherwise applicable thereto (to the extent such breach or default is capable of being cured);

(ix) if any Note Party shall:

(1) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or substantially all of its assets or undertaking;

(2) make or threaten to make a general assignment for the benefit of creditors or make or threaten to make a bulk sale of its assets; or be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(3) commence any case, proceeding or other action under any Debtor Relief Laws seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any Debtor Relief Law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding;

(4) take corporate or partnership action for the purpose of effecting any of the foregoing; or

(5) commit or threaten to commit an act which, if committed by a corporation, would constitute bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time;

(x) if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against any Note Party seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of such Note Party or of all or substantially all of its assets, or any other like relief in respect of such Note Party under any Debtor Relief Law and, if such case, proceeding or other action is being contested by the Company in good faith, the same shall continue undismissed or unstayed and in effect

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for any period of 30 consecutive days; provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against a Note Party thereunder or a trustee, receiver or liquidator is appointed in the interim and such order, decree, judgment or appointment is not stayed or discharged within ten (10) Business Days of it being granted, such grace period shall cease to apply;

(xi) other than as specifically set forth in another clause of this Section 4(a), if any representation or warranty made or deemed to be made by the Company or any other Note Party in any Transaction Document, certificate or document shall prove to have been incorrect in any material respect when made or deemed to be made or repeated hereunder or thereunder; provided that if the matter, defect or deficiency which is the subject matter of the misrepresentation is capable of correction or remedy (and not merely by changing the representation made), then if it is not corrected or remedied to the satisfaction of the Holder, acting reasonably, within 20 Business Days after written notice thereof by the Holder to the Company;

(xii) other than as specifically set forth in another clause of this Section 4(a), any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;

(xiii) a materially false or inaccurate certification (including a false or inaccurate deemed certification) by the Company as to whether any Triggering Event or Event of Default has occurred; or

(xiv) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of clauses 13(b), 13(c), 13(d), 13(e), 13(f), 13(g), 13(h), 13(n), 13(o), 13(v), 13(x), 13(y), 13(z), 13(aa), 13(bb), 13(cc), 13(dd), 13(ee) of Section 13 of this Note, clause 4(d) of the Securities Restructuring Agreement and clauses (a), (b), (f), (h), (i), (n) and (o) of Schedule “F” of the Securities Restructuring Agreement;

(xv) if any Note Party ceases or threatens to cease to carry on business except as permitted pursuant to a Fundamental Transaction;

(xvi) if a final judgment or judgments for the payment of money shall be rendered against any Note Party in an amount in excess of C$1,500,000 and the same shall remain undischarged for a period of twenty (20) Business Days during which such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(xvii) if writs, executions, attachments or similar processes are issued or levied against any of the Property of any Note Party in an aggregate amount which is in excess of C$1,500,000 and such writ, execution, attachment or similar process remains undischarged or unreleased for a period of twenty (20) Business Days;

(xviii) if encumbrancers or lienors lawfully take any action against

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a Note Party to take possession or enforce proceedings against any Property of such Note Party having a value in an aggregate amount which is in excess of C$1,500,000, unless subject to a Permitted Contest;

(xix) if any material provision of any Transaction Document continues to be invalid or unenforceable in whole or in a material part, or any of the Security Interests in and to any material Collateral constituted by the Security fails to attach thereto or to have the priority intended thereby, and, in either case, the same is not cured to the satisfaction of the Holder, acting reasonably, within five (5) Business Days after notice thereof by the Holder to the Company;

(xx) if the audited financial statements that are required to be delivered to the Holder pursuant to Section 4(d) of the Securities Restructuring Agreement contain a qualification that is not acceptable to the Holder, acting reasonably, and, if unacceptable, such qualification is not rectified or otherwise dealt with to the satisfaction of the Holder within a period of twenty (20) Business Days after the delivery of such financial statements;

(xxi) if any of the following shall have occurred: (i) any default under any term or provision of any Material Agreement or any other event entitling any counterparty under any Material Agreement to terminate or suspend such Material Agreement, or (ii) any termination, suspension or other loss of any Material License;

(xxii) if the Cannabis Act is repealed and not replaced with similar legislation; or

(xxiii) any Material Adverse Effect occurs.

(b) Notice of a Triggering Event: Event of Default; Redemption Right. Upon the occurrence of a Triggering Event or an Event of Default with respect to this Note, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of a Default Notice and the Holder becoming aware of an Event of Default and ending (such ending date, the “Event of Default Right Expiration Date”) on the twentieth (20th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of a Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Company, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Default Notice, the applicable Event of Default Right Expiration Date, the Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to require the Company to redeem. Each portion of this Note subject to redemption by the

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Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount to be redeemed in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the Trading Day immediately prior to the date on which the Company makes the entire payment required to be made under this Section 4(b)(the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments, which will be permitted by this Note. Notwithstanding anything to the contrary in this Section 4, but subject to Section 3(d), until the Event of Default Redemption Price is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) may be converted, in whole or in part, by the Holder into Common Shares pursuant to the terms of this Note. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal and accrued and unpaid Interest, multiplied by (ii) the Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity; provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

5. RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form

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and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes, respectively, held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common equity is quoted on or listed for trading on an Eligible Market or, with respect to a Change of Control in compliance with the terms of this Note, a Canadian Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 15, which shall continue to be receivable thereafter) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction), such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note for this purpose only), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note. The provisions of this Section 5(a) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note for this purpose only. The Company shall not consummate any Change of Control unless, upon consummation of such Change of Control, the Company has either (x) paid off, in full, all of the First Lien Indebtedness or (y) obtained the written consent of the holders of all First Lien Indebtedness that will remain outstanding thereafter to the payments to the Holder set forth in Section 5(b) below without regard to any subordination thereof to such First Lien Indebtedness or any other term or condition in the Intercreditor Agreements.

(b) Notice of a Change of Control; Redemption Right. No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control (or, if the Company has no knowledge of the occurrence of a Change of Control, no later than the first (1st) Trading Day after the Company becomes aware of such Change of Control), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail or overnight courier to the Holder (a “Change of Control Notice”). At any time during the

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period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on the later of twenty (20) Trading Days after (A) consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (x) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the Common Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date the Holder delivers the Change of Control Redemption Notice by (II) the Conversion Price then in effect and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 11 and shall have priority to payments to shareholders in connection with such Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments, which are permitted by this Note. Notwithstanding anything to the contrary in this Section 5(b), but subject to Section 3(d), following the Threshold Date, until the Change of Control Redemption Price is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event of the Company’s redemption of any portion of this Note under this Section 5(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

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6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Section 7 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note for this purpose only and assuming for such purpose that the Note was converted at the Alternate Triggering Event Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the applicable Person(s) exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of any such excess (and shall not be entitled to beneficial ownership or beneficial ownership, or control or direction over, as applicable, of such Common Shares as a result of such Purchase Right (and beneficial ownership or beneficial ownership, or control or direction over, as applicable) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the applicable Person(s) exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation).

(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder

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would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note for this purpose only) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6(b) shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note for this purpose only.

7. RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Issuance Date, the Company grants, issues or sells (or enters into any agreement to grant, issue or sell), or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issuance or sale or deemed issuance or sale (such Conversion Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the net consideration per Common Share, if any, received by the Company upon such Dilutive Issuance (as determined and, if applicable, adjusted, pursuant to Section 7(a)(iv) below), by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the sum of (x) the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance and (y) the number of Common Shares issued (or deemed issued) in such Dilutive Issuance pursuant to Sections 7(a)(i) and 7(a)(ii) below, regardless of whether such Options or Convertible Securities are actually convertible or exercisable at such time, but excluding any Common Shares issued (or deemed issued pursuant to Sections 7(a)(i) and 7(a)(ii) below) under any Secondary Securities (as defined below), if any). For all purposes of the foregoing (including determining the adjusted Conversion Price and the New Issuance Price under this Section 7(a)), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants, issues or sells (or enters in to any agreement to grant, issue or sell) any Options and the lowest price per share for which one Common Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance or sale (or the time of execution of such agreement to grant, issue or sell, as applicable) of such Option for such price per share. For purposes

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of this Section 7(a)(i), the “lowest price per share for which one Common Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting, issuance or sale (or pursuant to the agreement to grant, issue or sell, as applicable) of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price or conversion price (as the case may be) set forth in such Option for which one Common Share is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof, minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one Common Share upon the granting, issuance or sale (or the agreement to grant, issue or sell, as applicable) of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration consisting of cash, debt forgiveness, assets or any other property received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters in to any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one Common Share is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold (or the time of execution of such agreement to issue or sell, as applicable) by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the “lowest price per share for which one Common Share is at any time issuable (or may become issuable assuming all possible market conditions) upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one Common Share is issuable upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one Common Share

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upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable consisting of cash, debt forgiveness, assets or other property by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 7(a), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(b) below), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to equal the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Issuance Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv) Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities” and together with the Primary Security, each a “Unit”), together comprising one integrated transaction, the aggregate consideration per Common Share with respect to such Primary Security shall be deemed to be the lower of (x) the purchase price of such Unit, (y) if such Primary Security is an Option and/or Convertible Security, the lowest price per share for which one Common Share is at any time issuable upon the exercise or conversion of the Primary Security in accordance with Section 7(a)(i) or 7(a)(ii) above and (z) the lowest VWAP of the Common Shares on any Trading Day during the four (4) Trading Day period (the “Adjustment Period”) immediately following the public announcement of such Dilutive Issuance (for the avoidance of doubt, if such public announcement is released prior to the opening of the Principal Market on a Trading

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Day, such Trading Day shall be the first Trading Day in such four (4) Trading Day period and if this Note is converted, on any given Conversion Date during any such Adjustment Period, solely with respect to such portion of this Note converted on such applicable Conversion Date, such applicable Adjustment Period shall be deemed to have ended on, and included, the Trading Day immediately prior to such Conversion Date). If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities (as the case may be) on a per security basis. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder, each acting reasonably. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(b) Adjustment of Conversion Price and Floor Price upon Subdivision or Combination of Common Shares. Without limiting any provision of Section 4(c), Section 7(a) or Section 7(d), if the Company at any time on or after the Issuance Date subdivides (by any share split, share dividend, share combination, recapitalization or other similar transaction) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price and the Floor Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 4(c), Section 7(a) or Section 7(d), if the Company at any time on or after the Issuance Date combines (by any share split, share dividend, share combination, recapitalization or other

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similar transaction) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price and the Floor Price, in each case, in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 7(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(b) occurs during the period that a Conversion Price or a Floor Price, as the case may be, is calculated hereunder, then the calculation of such Conversion Price or a Floor Price, as the case may be, shall be adjusted appropriately to reflect such event.

(c) Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 7, if the Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Shares, Options or Convertible Securities (any such securities, “Variable Price Securities”) after the Issuance Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail or overnight courier to the Holder on the date of such agreement and each issuance of such Variable Price Securities. From and after the date the Company enters into such agreement or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder’s election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversion of this Note.

(d) Share Combination Event Adjustments. If, at any time and from time to time on or after the Issuance Date, there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving the Common Shares (each, a “Share Combination Event”, and such date thereof, the “Share Combination Event Date”) and the Event Market Price is less than the Conversion Price then in effect (after giving effect to the adjustment in Section 7(b) above), then on the sixteenth (16th) Trading Day immediately following such Share Combination Event Date, the Conversion Price then in effect on such sixteenth (16th) Trading Day (after giving effect to the adjustment in Section 7(b) above) shall be reduced (but in no event increased) to the Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Conversion Price hereunder, no adjustment shall be made.

(e) Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 7, but not expressly provided for by such

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provisions (including the granting of share appreciation rights, phantom share rights or other rights with equity features (but excluding any Excluded Securities)), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price and the Floor Price so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 7(e) will increase the Conversion Price and the Floor Price as otherwise determined pursuant to this Section 7; provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(f) Calculations. All calculations under this Section 7 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.

(g) Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Note, with the prior written consent of the Holder, reduce the then current Conversion Price and Floor Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

8. [RESERVED].

9. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of the Company’s constating documents, bylaws or through any reorganization, transfer of assets, consolidation, merger, arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of this Note. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Threshold Date, the Holder is not permitted to convert this Note in full for any reason (other than pursuant to restrictions set forth in Section 3(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including obtaining such consents or approvals as necessary to permit such conversion into Common Shares.

10. RESERVATION OF AUTHORIZED SHARES.

(a) Reservation. So long as any Notes remain outstanding, the Company shall at all times reserve at least 200% of the number of Common Shares as shall from time

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to time be necessary to effect the conversion, including Alternate Conversions, of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) as if the Alternate Triggering Event Conversion Price was then in effect (the “Required Reserve Amount”). The Required Reserve Amount (including each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Notes based on the original principal amount of the Notes held by each holder on the Closing Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any Common Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

(b) Insufficient Authorized Shares. If, notwithstanding Section 10(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting or obtain the written consent of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting or consent, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal. In the event that the Company is prohibited from issuing Common Shares pursuant to the terms of this Note due to the failure by the Company to have sufficient Common Shares available out of the authorized but unissued Common Shares (such unavailable number of Common Shares, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to the Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date the Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 10(b); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in Section 10(a) or this Section 10(b) shall limit any obligations of the Company under any provision of the Securities Restructuring Agreement.

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(c) Notwithstanding Sections 10(a) and 10(b) above, the Company shall be deemed to have satisfied its obligations in connection with such Sections, and an Authorized Share Failure shall not occur, at all times and for as long as the authorized number of Common Shares available for issuance unlimited.

11. REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 18(d)), to the Holder, and in each case the principal amount of this Note or such new Note (as the case may be) shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 11, if applicable) minus (2) the Principal portion of the Conversion Amount submitted for redemption and (z) the Conversion Price of this Note or such new Notes (as the case may be) shall be automatically adjusted with respect to each conversion effected thereafter by the Holder to the lowest of (A) the Conversion Price as in effect on the date on which the applicable Redemption Notice is voided, (B) the greater of (x) the Floor Price and (y) 98% of the lowest Closing Bid Price of the Common Shares during the period beginning on and including the date on which the applicable Redemption Notice is delivered to the Company and ending on and including the date on which the applicable Redemption Notice is voided and (C) the greater of (x) the Floor Price and (y) 98% of the quotient of (I) the sum of the five (5) lowest VWAPs of the Common Shares during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately preceding the applicable Conversion

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Date divided by (II) five (5) (it being understood and agreed that all such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period). For the avoidance of doubt, redemptions cannot be settled for anything other than cash.

12. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including the Business Corporations Act (Alberta)) and as expressly provided in this Note.

13. COVENANTS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms:

(a) Rank. All payments due under this Note shall be senior to all other Indebtedness of the Company and its Subsidiaries in right of payment (other than First Lien Indebtedness).

(b) Incurrence of Indebtedness. The Company shall not, and shall ensure that each other Note Party shall not, issue, create, incur, assume, permit or suffer to exist or directly or indirectly be or become in any way liable for or in respect of any Indebtedness, other than Permitted Indebtedness.

(c) Existence of Liens. The Company shall not, and shall ensure that each other Note Party shall not, create, incur, assume, permit or suffer to exist any Security Interest upon or with respect to any of its Property other than Permitted Encumbrances.

(d) Distributions. The Company shall not, and shall ensure that each other Note Party shall not, make, give effect to or implement any steps or procedures to make any Distributions, or otherwise reduce the Company’s equity, other than pursuant to a Permitted Distribution or as specifically permitted pursuant to Section 13(w).

(e) Restriction on Financial Assistance. The Company shall not, and shall ensure that each other Note Party shall not, provide any form of Financial Assistance to any Person other than Permitted Financial Assistance.

(f) Principal Market. The Common Shares shall not cease trading or be de-listed from the Principal Market without prior written consent from the Holder unless the Principal is less than $30,000,000.

(g) Restrictions on Dispositions and Acquisitions.

(i) The Company shall, and shall ensure that each other Note party shall not, not Dispose of any or all of its right, title, estate and interest in or to all or any part of its Property, other than Permitted Dispositions.

(ii) The Company shall not, and shall ensure that each other Note Party shall not, make any Acquisition.

(h) Change in Nature of Business. The Company shall not, and the Company shall cause each of Subsidiaries to not:

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(i) engage in any business or make any material investments or enter into any material ventures other than the Business and other activities directly related to the foregoing, nor make or enter into any acquisitions, investments, joint ventures or partnerships which are not in the ordinary course of, and made for the purpose of, conducting the Business of the Note Parties as described aforesaid; and

(i) own assets or carry on, or permit any of its Subsidiaries to own assets or carry on, the Business in any jurisdiction other than in a Qualified Jurisdiction.

(j) Preservation of Existence, Etc. The Company shall and shall cause each other Note Party to maintain its corporate, partnership or trust existence, as applicable, in good standing and duly register and qualify and remain duly registered and qualified to do business or own or lease Property in each jurisdiction in which the nature of its Business or the character of any Property owned or leased by it, requires such registration or qualification.

(k) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its material properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property in all material respects, so as to prevent any loss or forfeiture thereof or thereunder.

(l) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(m) Maintenance of Insurance. The Company shall and shall cause each other Note Party to maintain in full force and effect such policies of insurance issued by insurers of recognized standing, acceptable to the Holder, insuring such Property and operations and providing such coverages as would be maintained by Persons engaged in the same or similar business to the Business in the localities where such Property and operations are located, including all-risk property insurance, comprehensive general liability insurance, construction/builder’s all risk insurance, business interruption insurance and crop loss and export insurance, in each case, as advised by and to the extent deemed appropriate by the Holder, such insurance to be otherwise on such terms and conditions and with such deductibles as deemed acceptable by the Holder and provide, by its terms that no such insurance will be cancellable except upon 30 days’ prior written notice to the Holder and shall include a standard mortgage clause in favour of the Holder. The Company shall, if required, furnish the Holder with certificates or other evidence satisfactory to the Holder demonstrating compliance with the foregoing provisions and, in respect of insurance policies maintained by any of the Note Parties, the Holder shall be added as a loss payee and as an additional insured, as its interest may appear;

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(n) Transactions with Affiliates. The Company shall not, and shall ensure that each other Note Party shall not, enter into directly or indirectly any transaction or group of related transactions (including the purchase, lease, sale or exchange of Property of any kind or the rendering of any service) with any Affiliate (other than another Note Party), except in the ordinary course and pursuant to the reasonable requirements of the Business and upon fair and reasonable terms no less favourable to it than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

(o) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the Holder issue any other securities that would cause a breach or default under the Notes or the Warrants.

(p) Independent Investigation. At the request of the Holder either (x) at any time when a Triggering Event has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute a Triggering Event or an Event of Default or (z) at any time the Holder reasonably believes a Triggering Event or an Event of Default may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by the Holder to investigate as to whether any breach of this Note has occurred (the “Independent Investigator”). If the Independent Investigator determines that such breach of this Note has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each holder of a Note of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

(q) Maintenance of and Access to Books and Records. The Company shall and shall cause each other Note Party to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with IFRS, and shall permit and shall cause each other Note Party to permit the Holder or its representatives upon reasonable notice and from time to time during normal business hours to enter its premises and to

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inspect its books of accounts and operations thereof, and the Company shall and shall cause each other Note Party to afford access to the Holder or its representatives at any time and from time to time upon reasonable notice and during normal business hours to inspect the Note Parties’ Property and operations and, in particular, to review documents, books, studies, reports and records relating to the Collateral and its Business in relation thereto.

(r) Taxes. The Company shall and shall cause each other Note Party to file all income tax returns which are required to be filed, pay or make provision for payment (in accordance with IFRS) of all Taxes which are due and payable, and provide adequate reserves (in accordance with IFRS) for the payment of any Tax the payment of which is subject to a Permitted Contest, and shall provide the Holder upon request with evidence of such payment, in form and substance satisfactory to the Holder, acting reasonably.

(s) Compliance With Laws and Regulations; Maintenance of Material Licenses; Material Agreements. The Company shall and shall cause each other Note Party to:

(i) comply with and manage and operate the applicable Note Party’s Property in compliance with the requirements of all Applicable Laws, rules, regulations and orders of Governmental Authorities, including all Environmental Laws in all material respects and all Cannabis Laws in all respects;

(ii) observe and conform to all valid requirements, in all material respects, including Governmental Actions, of any Governmental Authority relative to any applicable Note Party’s Property and all covenants, terms and conditions of all agreements upon or under which any of such Property is held;

(iii) keep, maintain in effect and comply with all Material Licenses and all other permits, approvals, licences and authorizations required in connection with its Business and ensure that all Cannabis-Related Activities occur solely in accordance with the terms of the Material Licenses;

(iv) perform and observe in all respects all terms and provisions of each Material Agreement to be performed or observed by it or such other Note Party and maintain each Material Agreement in full force and effect;

(v) maintain in all material respects the employment of any Person whose retention is required as a term of a Health Canada License or any other license issued under the Cannabis Act or the Cannabis Regulations including a senior person in charge, qualified person in charge, master grower, responsible person, head of security and quality assurance person or such alternate individual appointed within the timelines set forth under Cannabis Act or the Cannabis Regulations, as applicable; and

(vi) store, treat, transport or otherwise handle and dispose of all hazardous materials and waste owned, managed or controlled by the applicable Note Party in compliance with all Environmental Laws, in all material respects.

(t) Defence of Title. If the Security Interests granted in any Transaction

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Document or the title to or the rights of the Holder in or to any Collateral (including material Intellectual Property) or any part thereof shall be endangered or shall be attacked, directly or indirectly, or if any legal proceedings are instigated against any Note Party with respect thereto, the Company shall promptly give written notice thereof to the Holder and the Company shall and shall cause each applicable Note Party to:

(i) conduct itself diligently to cure any such deficiency that is discovered or validly claimed;

(ii) take all necessary and proper steps for the defence of title to such Collateral and the security granted thereunder or under any Security; and

(iii) take such action, including employment of legal counsel, as is reasonably appropriate to the prosecution or defence of litigation with the view to the release or discharge of claim made against the title to any such Collateral.

(u) Operational Covenants. The Company shall and shall cause each applicable Note Party to maintain all Property in good repair and working condition and in accordance with good industry practice and to carry on, conduct, manage and operate its Business in a proper and businesslike manner, in accordance with sound industry practice, solely within a Qualified Jurisdiction, in accordance with all Applicable Laws and shall ensure that:

(i) all cultivation, production and processing of Cannabis and Cannabis-related products occur solely in facilities licensed by the applicable Governmental Authorities in Qualified Jurisdictions, in accordance with all Applicable Laws; and

(ii) all activities relating to the sale of Cannabis and Cannabis-related products occur solely in facilities licensed by Governmental Authorities in Qualified Jurisdictions or between entities licensed by Governmental Authorities in Qualified Jurisdictions.

(v) Material Subsidiary Guarantees and Security. Unless otherwise agreed to by the Holder in writing, the Company shall ensure that each Material Subsidiary is at all times a party to the Note Party Guarantee (or that has granted a similar unlimited Guarantee in respect of the Secured Obligations of the other Note Parties in form and substance satisfactory to the Holder), and shall ensure that each Material Subsidiary has provided the other Security required by the Securities Restructuring Agreement.

(w) Payment and Performance. The Company shall and shall cause each other Note Party to duly and punctually pay all indebtedness and liabilities as and when due by it hereunder and perform all other obligations on its part to be performed under the terms of the Transaction Documents at the times and places and in the manner provided for therein.

(x) Change of Fiscal Year. The Company shall not, and shall ensure that each Note Party shall not, change the fiscal year end of a Note Party from December 31 or the basis on which the financial records of a Note Party are now maintained unless 30 Business Days prior written notice has been provided to the Holder.

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(y) Permitted Subordinated Debt and First Lien Indebtedness. Notwithstanding the terms of any Permitted Subordinated Debt Document or First Lien Document, the Company shall not, and shall ensure that each Note Party shall not:

(i) other than in respect of the New Investor Documents, make, give effect to or implement any steps or procedures to make any cash payment, repayment, prepayment or redemption (voluntary or involuntary) of any Permitted Subordinated Debt, including any principal, interest, fees or other amounts owing in respect of any Permitted Subordinated Debt;

(ii) with respect to the New Investor Documents, make, give effect to or implement any steps or procedures to make any cash payment, repayment, prepayment or redemption (voluntary or involuntary) under any of the New Investor Documents, except as permitted by the New Investor Second Lien Side Letter Agreement;

(iii) amend, restate, supplement or otherwise modify any Permitted Subordinated Debt Document, other than, in respect of the New Investor Documents, as provided for in the New Investor Second Lien Side Letter Agreement; or

(iv) amend, restate, supplement or otherwise modify any First Lien Document, other than, in respect of the First Lien Documents, as provided for in the Intercreditor Agreement.

(z) Swaps. The Company shall not, and shall ensure that each Note Party shall not, enter into any Swap outside the ordinary course of its business or for speculative purposes (determined, where relevant, by reference to IFRS); provided that, without limiting the generality of the foregoing, the following shall be considered to be Swaps entered into outside of the ordinary course of business or entered into for speculative purposes:

(i) any Interest Swap if the notional amount of indebtedness under such Interest Swap together with the notional amount of all other Interest Swaps then in effect in respect of the Note Parties exceeds the underlying exposure to the risk hedged or sought to be hedged by such Interest Swap at the time such Interest Swap is entered into;

(ii) any Currency Swap or Commodity Swap;

(iii) any Interest Swap or Currency Swap having a term from its inception to maturity exceeding two (2) years; and

(iv) any Swap in respect of which a Security Interest is granted.

(aa) Partnerships. The Company shall not, and shall ensure that each Note Party shall not, (i) add any Person as a partner to a Material Subsidiary which is a partnership if such Person is not a Note Party, (ii) transfer any Voting Shares, units or other Equity Interests in any Material Subsidiary which is a partnership if the transferee is not a Note Party, or (iii) make any changes, amendments or supplements to the partnership agreement relating to such partnership which would reasonably be expected to adversely

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affect the Holder in a material manner.

(bb) Material Agreements. The Company shall not, and shall ensure that each Note Party shall not, (i) amend, vary or alter any Material Agreement unless, in each case, the same is solely administrative or, in the opinion of the Holder, such amendment, variation or alteration would not have, or would not reasonably be expected to have, a Material Adverse Effect, (ii) terminate, surrender or consent to any assignment or transfer of its rights or entitlements under any Material Agreement, or (iii) enter into any new Material Agreement.

(cc) Pension Plan. The Company shall not enter into or permit any other Note Party to enter into any Pension Plan or collective bargaining agreement.

(dd) Cannabis Operations. The Company shall not undertake or offer to undertake, or cause or permit any other Note Party to undertake or offer to undertake, any Cannabis-Related Activities, which could directly or indirectly result in the Company or such other Note Party becoming subject to the laws of any jurisdiction other than a Qualified Jurisdiction.

(ee) Non-Material Foreign Subsidiaries.

(i) The Company shall not do any of the following, and shall ensure that each other Note Party shall not:

(1) create, incorporate, organize or otherwise form any Non-Material Foreign Subsidiary (other than the Non-Material Foreign Subsidiaries in existence on the date hereof which are specifically named in the definition of “Non-Material Foreign Subsidiaries”);

(2) provide Financial Assistance to a Non-Material Foreign Subsidiary; or

(3) subject to the Securities Restructuring Agreement, permit any Non-Material Foreign Subsidiary to hold or own any Property.

(ii) The Company shall, and shall cause each Note Party to, cause the prompt Distribution of cash held by the Non-Material Foreign Subsidiaries from time to time to a Note Party.

14. SUBORDINATION. This Note shall be subordinated in accordance with the terms of the New Investor Second Lien Side Letter Agreement and the Intercreditor Agreement.

15. SPECIAL DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 7, if the Company shall declare or make any dividend or other distributions of its assets or evidence of indebtedness (or rights to acquire its assets or evidence of indebtedness) to any or all holders of securities of the Company, by way of return of capital or otherwise (including any distribution of cash, shares or other securities, property, evidence of indebtedness or options by way of dividend, spin off, reclassification, corporate rearrangement, arrangement or

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other similar transaction) (the “Special Distributions”), then the Holder will be entitled to such Special Distribution as if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (assuming a conversion at the Alternate Triggering Event Conversion Price then in effect and without taking into account any limitations or restrictions on the convertibility of this Note for this purpose only) immediately prior to the date on which a record is taken for such Special Distribution or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for such Special Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Special Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Special Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Special Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Special Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Special Distribution (and any Special Distributions declared or made on such initial Special Distribution or on any subsequent Special Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

16. AMENDING THE TERMS OF THIS NOTE. Except for Section 3(d), which may not be amended, modified or waived by the parties hereto, the prior written consent of the Holder shall be required for any change, modification, waiver or amendment to this Note. Any change, amendment, modification or waiver so approved shall be binding upon all existing and future holders of this Note; provided, however, that no such change, waiver or, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the amount of Principal, reduce the amount of accrued and unpaid Interest, or extend the Maturity Date, of the Notes, (ii) disproportionally and adversely affect any rights under the Notes of any holder of Notes; or (iii) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 16.

17. TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(h) of the Securities Restructuring Agreement.

18. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 18(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 18(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

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(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 18(d) and in principal amounts of at least C$1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 18(a) or Section 18(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

19. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or

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threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note (including compliance with Section 7). If at any time required under the terms and conditions of this Note with respect to Interest due and payable hereunder, or, subject to the prior written consent of the Holder, any other amount then due to be paid to the Holder (or its designee) hereunder, as applicable, shall be paid in additional Notes (such amount to be paid in additional Notes hereunder, each, a “PIK Amount”, on the date any such PIK Amount is due hereunder, the Principal of this Note shall automatically increase by such PIK Amount (each, a “PIK”)). For purposes of Rule 144(d) promulgated under the 1933 Act, and applicable Canadian Securities Laws, as in effect on the Issuance Date, it is intended that the Common Shares issued upon conversion of any PIK Amount shall be deemed to have been acquired by the Holder, and the holding period for the Common Shares shall be deemed to have commenced, on the date this Note was originally issued pursuant to the Securities Restructuring Agreement.

20. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting the Holder’s rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the original Principal amount hereof.

21. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note.

22. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 22 shall permit any waiver of

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any provision of Section 3(d).

23. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a Floor Price, an Alternate Optional Conversion Price, an Alternate Triggering Event Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail or otherwise (A) if by the Company, within five (5) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder within five (5) Business Days after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Floor Price, such Alternate Optional Conversion Price, such Alternate Triggering Event Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company shall select an independent, reputable investment bank acceptable to the Holder, acting reasonably, to resolve such dispute and the Company shall promptly send written confirmation of such joint selection to the Holder.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 23 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (Calgary time) by the fifth (5th) Business Day immediately following the date on which the Company provided notice to the Holder of the joint selection of such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written

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documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation). Any and all communications between the Company, on the one hand, and the Holder, on the other hand, and such investment bank shall be made in writing and a copy provided simultaneously to the Company and the Holder and no meeting between such investment bank and the Company or the Holder shall take place unless each of the Company and the Holder are in attendance.

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be shared equally between the Company and the Holder, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

24. NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Restructuring Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to holders of Common Shares (other than Excluded Securities) or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that any material non-public information in any such notice shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. Unless otherwise specified or the context otherwise requires (including in connection with calculating the Conversion Price, the Floor Price and the trading price of the Common Shares (if in connection with any Eligible Market where the Common Shares trade in United States Dollars (“U.S. Dollars”)), which will be determined in U.S. Dollars), all dollar amounts referred to in this Note are in Canadian Dollars (“CAD Dollars”). All amounts denominated in U.S. Dollars or other currencies (if any) shall be converted into the CAD Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into CAD Dollars pursuant to this Note, the CAD Dollar daily exchange rate as published on the Bank of Canada website pertaining to the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the

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final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in lawful money of Canada via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

25. CANCELLATION. After all Principal, accrued Interest, and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

26. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Restructuring Agreement.

27. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any choice of law or conflict of law provision or rule (whether of the Province of Alberta or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Province of Alberta.

28. JUDGMENT CURRENCY.

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to the Holder in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Holder could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied.

(b) The obligations of the Company in respect of any sum due in the Original Currency from it to the Holder under any of the Transaction Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Holder of any sum adjudged to be so due in the Other Currency, the Holder may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Holder in the Original Currency, the Company agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Holder, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Holder in the Original Currency, the Holder shall remit such excess to the Company.

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29. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

30. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Restructuring Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by Applicable Law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such Applicable Law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

31. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 7) of Common Shares (other than rights of the type described in Section 6(a) hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including any cash settlement rights, cash adjustment or other similar rights).

(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e) “Alternate Optional Conversion Price” means, with respect to any given Alternate Optional Conversion, that price which shall be the lower of (i) the applicable Conversion Price as in effect on such Alternate Optional Conversion Date, and (ii) the greater of (x) the Floor Price and (y) 92% of the lowest VWAP of the Common

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Shares during the eight (8) consecutive Trading Day period ending and including the date of the delivery of the applicable Conversion Notice with respect to such Alternate Optional Conversion (such period, the “Alternate Optional Conversion Measuring Period”). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Common Shares during such Alternate Optional Conversion Measuring Period.

(f) “Alternate Triggering Event Conversion Price” means, with respect to any Alternate Triggering Event Conversion that price which shall be the lower of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Triggering Event Conversion, and (ii) the greater of (x) the Floor Price and (y) 92% of the lowest VWAP of the Common Shares during the eight (8) consecutive Trading Day period ending and including the date of the delivery of the applicable Conversion Notice with respect to such Alternate Triggering Event Conversion (such period, the “Alternate Triggering Event Conversion Measuring Period”). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Common Shares during such Alternate Triggering Event Conversion Measuring Period.

(g) “Approved Share Plan” means any employee or director benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Issuance Date pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

(h) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(i) “Bloomberg” means Bloomberg, L.P.

(j) “Bridge Farm Disposition” means the sale by Sundial UK Limited of all of the issued and outstanding shares and loan notes of Project Seed Topco Limited pursuant to the terms of the Bridge Farm PSA.

(k) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the Province of Alberta are

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authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or the Province of Alberta generally are open for use by customers on such day.

(l) “Canadian Market” means the Toronto Stock Exchange, the TSX Venture Exchange or the Canadian Securities Exchange.

(m) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Shares or Excluded Disposition in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification or Excluded Disposition continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification and (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(n) “Change of Control Redemption Premium” means 103%; provided that, if, during the 12-month period following the Issuance Date, the Holder delivers a Change of Control Redemption Notice and at the time of such delivery, the Redemption Market Price is below the then Exercise Price (as defined in the Warrants) of the Warrants, then the Change of Control Redemption Premium will be 115%.

(o) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security

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on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 23. All such determinations shall be appropriately adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions during such period.

(p) “Common Shares” means (i) the Company’s common shares, no par value per share, and (ii) any share capital into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(q) “Common Shares Deemed Outstanding” means, at any given time, the number of Common Shares actually outstanding at such time, but excluding any Common Shares owned or held by or for the account of the Company.

(r) “Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(s) “Debtor Relief Laws” means the Bankruptcy and Insolvency Act (Canada), the Companies Creditors’ Arrangement Act (Canada), the Business Corporations Act (Alberta), the Canada Business Corporations Act and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of Canada or other applicable jurisdictions from time to time in effect.

(t) “Eligible Market” means the New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Principal Market.

(u) “Event Market Price” means, with respect to any Share Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Common Shares for each of the five (5) Trading Days with the lowest VWAP of the Common Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Share Combination Event Date, divided by (y) five (5).

(v) “Excluded Disposition” means any of (i) Bridge Farm Disposition, (ii) the disposition of the property legally described as Lot 2 Sections 23 and 24 Township 91 Kamloops Division Yale, District Plan EPP 44524 Legal Notations, (iii) the disposition of the property legally described as Plan 7410408 Block 6 excepting thereout all mines and minerals area: 6.96 hectares (17.2 acres) more or less and municipally described as 273209 Range Road 20, M.D. of Rocky View #44, Alberta T4B 2A3, (iv) the disposition of no

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more than 30 of the Company’s proprietary custom-built cannabis cultivation modules, and (v) dispositions of licenses and/or agreements related to any of the foregoing.

(w) “Excluded Securities” means (i) Common Shares or Options issued to current or former directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Share Plan (as defined above); provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such options) after the Issuance Date pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Common Shares issued and outstanding immediately prior to the Issuance Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that materially adversely affects the Holder; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities or Options (other than Options issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Issuance Date; provided that the conversion price of any such Convertible Securities or Options is not lowered, none of such Convertible Securities or Options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities or Options are otherwise materially changed in any manner that materially adversely affects the Holder; (iii) the Common Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes; provided that the terms of the Notes are not amended, modified or changed on or after the Issuance Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Issuance Date), (iv) the Common Shares issuable upon exercise of the Warrants; provided that the terms of the Warrants are not amended, modified or changed on or after the Issuance Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Issuance Date); (v) the Placement Agent Securities; provided that the terms of the Placement Agent Securities are not amended, modified or changed on or after the Issuance Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Issuance Date); and (vi) the New Investor Securities; provided that the terms of the New Investor Securities are not amended, modified or changed on or after the Issuance Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Issuance Date).

(x) “Floor Price” means US$0.1624; provided that such amount shall be adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the Issuance Date.

(y) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate, amalgamate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange

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offer (including any take-over bid) that is accepted by the holders of at least either (x) 50% of the outstanding Common Shares, (y) 50% of the outstanding Common Shares calculated as if any Common Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Common Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Common Shares, (y) at least 50% of the outstanding Common Shares calculated as if any Common Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock or share purchase agreement or other business combination were not outstanding; or (z) such number of Common Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (v) reorganize, recapitalize or reclassify its Common Shares, (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, becomes subject to or allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares not held by all such Subject Entities as of the date of this Note calculated as if any Common Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Common Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Common Shares without approval of the shareholders of the Company, (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction or (D) any transaction substantially similar to (or having an effect substantially similar to) any of the foregoing transactions as otherwise recognized or determined under Applicable Law, including Canadian Securities Laws.

(z) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder, and, as applicable, any similar or

46

corresponding concept under Applicable Laws, including Canadian Securities Laws.

(aa) “IFRS” means International Financial Reporting Standards, consistently applied.

(bb) “Maturity Date” shall mean June 5, 2022; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

(cc) “NI 55-104” means National Instrument 55-104 – Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators, as amended and the rules and regulations thereunder.

(dd) “NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as amended and the rules and regulations thereunder.

(ee) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(ff) “Original Credit Agreement” means the credit agreement dated June 27, 2019 among SGI Partnership, as borrower, SAF Jackson II LP and the other Persons set forth on the signature pages thereto as lenders, and SAF Jackson II LP, as administrative agent.

(gg) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(hh) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(ii) “Principal Market” means the Nasdaq Global Select Market.

(jj) “Redemption Market Price” means, with respect to the date of delivery of any Redemption Notice, the quotient determined by dividing (x) the sum of the VWAP of the Common Shares for each of the five (5) Trading Days immediately preceding

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the date of delivery of such Redemption Notice, divided by (y) five (5).

(kk) “Redemption Notices” means, collectively, the Event of Default Redemption Notices and the Change of Control Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(ll) “Redemption Premium” means 103%; provided that, if, during the 12-month period following the Issuance Date, the Holder delivers a Redemption Notice and at the time of such delivery, the Redemption Market Price is below the then Exercise Price (as defined in the Warrants) of the Warrants, then the Redemption Premium will be 115%.

(mm) “Redemption Prices” means, collectively, Event of Default Redemption Prices and the Change of Control Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(nn) “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Issuance Date, by and among the Company and the Holder relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the Warrants, as may be amended from time to time.

(oo) “Restructuring and Novation Agreement” means the restructuring and novation agreement dated as of the date hereof among, inter alios, the Company, SAF Jackson II LP and the other Persons set forth on the signature pages to the Original Credit Agreement as lenders, and SAF Jackson II LP, as administrative agent.

(pp) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(qq) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(rr) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(ss) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with

48

respect to all determinations other than price determinations relating to the Common Shares, any day on which the Principal Market (or any successor thereto) is open for trading of securities.

(tt) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 23. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

32. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Report of Foreign Private Issuer on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 32 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Restructuring Agreement.

33. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an

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executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SUNDIAL GROWERS INC.

By:
Name:
Title:

Senior Convertible Note - Signature Page

EXHIBIT I

[Redacted: Commercially Sensitive]

EXHIBIT II

[Redacted: Commercially Sensitive]

SCHEDULE “C”

FORM OF WARRANT

[FORM OF WARRANT]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144, REGULATION S OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THE NUMBER OF COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 1(a) OF THIS WARRANT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION]

SUNDIAL GROWERS INC.

WARRANT TO PURCHASE COMMON SHARES

Warrant No.: [    ]

Date of Issuance: June 5, 2020 (“Issuance Date”)

Sundial Growers Inc., a company existing under the laws of the Province of Alberta, Canada (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SAF JACKSON II LP, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Threshold Date (as defined below), but not after 5:00 p.m., New York time, on the Expiration Date (as defined below),                      (subject to adjustment as provided herein) fully paid and non-assessable Common Shares (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is one of the Warrants to Purchase Common Shares (the “SRA Warrants”) issued pursuant to Section 1 of that certain securities restructuring agreement, dated as of the Issuance Date, by and among the Company and SAF Jackson II LP, as amended from time to time (the “Securities Restructuring Agreement”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Securities Restructuring Agreement, including the schedules thereto.

1.    EXERCISE OF WARRANT.

(a)    Mechanics of Exercise. Subject to the terms and conditions hereof (including the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder at any time after the earlier of (the “Threshold Date”): (x) the date upon which the aggregate amount of New Investor Indebtedness is less than [Redacted: Commercially sensitive]; and (y) February 1, 2021 (an “Exercise Date”), in whole or in part, by delivery (whether via facsimile, electronic mail or otherwise), for receipt on or prior to 5:00 p.m., New York City time, on such date, of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. The Company will provide prompt written notice to the Holder upon the threshold in clause (x) of the immediately preceding sentence being satisfied and specifying the date thereof. Subject to Section 1(f), within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail a treasury direction and acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date), the Company shall (i) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (ii) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the

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name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding the foregoing, except in the case where an exercise of this Warrant is validly made pursuant to a Cashless Exercise, the Company’s failure to deliver Warrant Shares to the Holder on or prior to the later of (A) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date) and (B) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (or valid notice of a Cashless Exercise) (such later date, the “Share Delivery Date”) shall not be deemed to be a breach of this Warrant. From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in the DTC’s Fast Automated Securities Transfer Program. Notwithstanding anything to the contrary contained in this Warrant or the Registration Rights Agreement, after the effective date of a Registration Statement (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended Common Shares to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, an arrangement with a broker for sale or a 10b5-1 plan and delivered a copy of the prospectus included as part of the particular Registration Statement (as defined in the Registration Rights Agreement) to the extent applicable, and for which the Holder has not yet settled.

(b)    Exercise Price. For purposes of this Warrant, “Exercise Price” means US$[_], subject to adjustment as provided herein.

(c)    Company’s Failure to Timely Deliver Securities. If the Company shall fail, for any reason or for no reason, on or prior to the Share Delivery Date, either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, to issue and deliver to the Holder (or its designee) a certificate for the number of Warrant Shares to which the Holder is entitled and register such Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in the

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DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) or (II) if after the Effective Date (as defined in the Registration Rights Agreement), the Registration Statement (as defined in the Registration Rights Agreement) covering the resale of the Warrant Shares that are the subject of the Exercise Notice (the “Unavailable Warrant Shares”) is not available for the issuance of such Unavailable Warrant Shares and the Company fails to promptly, but in no event later than as required by the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1.0% of the product of (A) the sum of the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, multiplied by (B) any trading price of the Common Shares selected by the Holder in writing as in effect at any time during the period beginning on the applicable Exercise Date and ending on the applicable Share Delivery Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Date either (I) the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below or (II) a Notice Failure occurs, and if on or after such Share Delivery Date the Holder purchases (in an open market transaction or otherwise) Common Shares corresponding to all or any portion of the number of Common Shares issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable, then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such Common Shares) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise

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hereunder (as the case may be) (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Warrant Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Warrant Shares multiplied by (B) the lowest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date of the applicable Exercise Notice and ending on the date of such issuance and payment under this clause (ii). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) upon the exercise of this Warrant as required pursuant to the terms hereof. In addition to the foregoing rights, (i) if the Company fails to deliver the applicable number of Warrant Shares upon an exercise pursuant to Section 1(a) by the applicable Share Delivery Date, then the Holder shall have the right to rescind such exercise in whole or in part and retain and/or have the Company return, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an exercise shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and (ii) if after the Effective Date a Registration Statement covering the resale of the Warrant Shares that are subject to an Exercise Notice is not available for the issuance or resale, as applicable, of such Exercise Notice Warrant Shares and the Holder has submitted an Exercise Notice prior to receiving notice of the non-availability of such Registration Statement and the Company has not already delivered the Warrant Shares underlying such Exercise Notice electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit / Withdrawal At Custodian system, the Holder shall have the option, by delivery of notice to the Company, to (x) rescind such Exercise Notice in whole or in part and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an Exercise Notice shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and/or (y) switch some or all of such Exercise Notice from a cash exercise to a Cashless Exercise.

(d)    Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), if at the time of exercise hereof, at any time on or after the later of (x) the six month anniversary of the Issuance Date and (y) the Threshold Date, a Registration Statement is not effective (or the prospectus contained therein is not available for use) for the resale by the Holder of all of the Warrant Shares, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = [Redacted: Commercially sensitive]

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For purposes of the foregoing formula:

A= the total number of shares with respect to which this Warrant is then being exercised.

B = as applicable: (i) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the U.S. federal securities laws) on such Trading Day, (ii) the Bid Price of the Common Shares as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(a) hereof, or (iii) the Closing Sale Price of the Common Shares on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.

C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

If the Warrant Shares are issued in a Cashless Exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the 1933 Act, the Warrant Shares take on the registered characteristics of the Warrants being exercised. For purposes of Rule 144(d) promulgated under the 1933 Act, as in effect on the Issuance Date, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Issuance Date.

(e)    Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 15.

(f)    Limitations on Exercises. The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have, and irrevocably and unconditionally waives, the right to exercise any portion of this Warrant pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise (i) the Holder together with the other Attribution Parties collectively would beneficially own, or (ii) the Holder would have beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, Common Shares in excess of 9.99% (the “Maximum Percentage”) of the outstanding Common Shares immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially

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owned or beneficially owned, or controlled or directed, as applicable, by the applicable Person(s) shall include the number of Common Shares held by the applicable Person(s) plus the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable in excess of the Maximum Percentage upon (A) exercise of the remaining, unexercised portion of this Warrant and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including any convertible notes or convertible preferred shares or warrants, including other SRA Warrants and the Note) that are subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f). For purposes of Section 1(f)(i) beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act and for purposes of Section 1(f)(ii), beneficial ownership, or control or direction over, shall be determined in accordance with NI 55-104 and NI 62-104, and, in each case, having regard to the Maximum Percentage. For purposes of determining the number of outstanding Common Shares the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report of Foreign Issuer on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Common Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be acquired pursuant to such Exercise Notice (the number of Warrant Shares by which such exercise is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, return the Aggregate Exercise Price related to the Reduction Shares to the Holder. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the applicable Person(s) since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Shares to the Holder upon exercise of this Warrant results in the applicable Person(s) being deemed to beneficially own or beneficially own, or have control or direction over, as applicable, in the aggregate, more than the Maximum Percentage of the number of outstanding Common Shares (as determined under Section 13(d) of the 1934 Act or NI 55-104 and NI 62-104, as applicable), the number of Common Shares so issued by which the applicable Person(s’)’s aggregate beneficial ownership or beneficial ownership, or control or direction over, as applicable, exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the Aggregate Exercise Price paid by the Holder for the Excess Shares and the Holder irrevocably and unconditionally waives its right to vote and to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time decrease or, following such decrease, increase (with such increase

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not effective until the sixty-first (61st) day after delivery of such notice) the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (x) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (y) any such increase or decrease will apply only to the applicable Person(s) of the Holder. For purposes of clarity, the Common Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned or beneficially owned, or controlled or directed, as applicable, by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act or NI 55-104 and NI 62-104, as applicable. No prior inability to exercise this Warrant pursuant to this Section 1(f) shall have any effect on the applicability of the provisions of this Section 1(f) with respect to any subsequent determination of exercisability. The provisions of this Section 1(f) shall not be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to the extent necessary to correct this Section 1(f) (or any portion of this Section 1(f)) which may be defective or inconsistent with the intended beneficial ownership or beneficial ownership, or control or direction over, limitations contained in this Section 1(f) or to make changes or supplements necessary or desirable to properly give effect to such limitations. The limitations contained in this Section 1(f) may not be waived and shall apply to a successor holder of this Warrant and the Holder affirms the Company’s right to enforce such limitations.

(g)	[Reserved].

(h)	Forced Exercise.

(i)    General. Subject to Section 1(f), commencing on the twentieth (20) Trading Day after the Threshold Date, if at any time (x) the VWAP of the Common Shares listed on the Principal Market exceeds US$2.00 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) (the “Forced Exercise Minimum Price”) for twenty (20) consecutive Trading Days (each, a “Forced Exercise Measuring Period”) and (y) no Equity Conditions Failure then exists (unless waived in writing by the Holder) (collectively, the “Forced Exercise Conditions”), the Company shall have the right to require the Holder to exercise this Warrant into up to such aggregate number of fully paid, validly issued and non-assessable Warrant Shares equal to the lesser of (I) the aggregate number of Warrant Shares then permitted to be issued to the Holder in compliance with Section 1(f) above, (II) the Warrant Number then in effect and (III) 15% of the aggregate trading volume of the Common Shares (as reported by Bloomberg) during Forced Exercise Measuring Period (such lesser number of Warrant Shares, the “Maximum Forced Exercise Share Amount”) as designated in the applicable Forced Exercise Notice (as defined below) to be issued and delivered in accordance with Section 1(a) hereof (each, a “Forced Exercise”).

(ii)    Mechanics. The Company may exercise its right to require a Forced Exercise under this Section 1(h) on the Trading Day immediately following any Forced Exercise Measuring Period by delivering a written notice thereof, at one, or more times, by facsimile or electronic mail to all, but not less than all, of the holders of SRA Warrant (each, a “Forced Exercise Notice”, and the date thereof, each a “Forced Exercise Notice Date”). For purposes of Section 1(a) hereof, “Forced Exercise Notice” shall be deemed to replace “Exercise Notice” for all purposes thereunder as if the Holder delivered an Exercise

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Notice to the Company on the Forced Exercise Notice Date, mutatis mutandis. Each Forced Exercise Notice shall be irrevocable. Each Forced Exercise Notice shall (x) state that the Company is electing to effect a Forced Exercise on the second (2nd) Trading Day following the applicable Forced Exercise Notice Date (the “Forced Exercise Date”), (y) state the aggregate number of Warrant Shares to be forced exercised (not in excess of the Maximum Forced Exercise Share Amount) and all of the holders of the SRA Warrants on the Forced Exercise Date (subject to any adjustments thereto pursuant to Section 2 that may occur prior to the Forced Exercise Date), and (z) contain a certification from an officer or director of the Company that the Forced Exercise Conditions shall have been satisfied as of the Forced Exercise Notice Date. Notwithstanding anything herein to the contrary, if the VWAP of the Common Shares listed on the Principal Market fails to exceed the Forced Exercise Minimum Price for each Trading Day commencing on the Forced Exercise Notice Date and ending and including the Trading Day immediately prior to the applicable Forced Exercise Date (a “Forced Exercise Price Failure”) or an Equity Conditions Failure occurs at any time prior to the Forced Exercise Date, (A) the Company shall provide the Holder a subsequent notice to that effect and (B) unless the Holder waives the applicable Equity Conditions Failure and/or Forced Exercise Price Failure, as applicable, the Forced Exercise shall be cancelled and the applicable Forced Exercise Notice shall be null and void.

(iii)    Pro Rata Exercise Requirement. If the Company elects to cause a Forced Exercise of this Warrant pursuant to this Section 1(h), then it must simultaneously take the same action in the same proportion with respect to all of the SRA Warrants.

2.	ADJUSTMENT OF EXERCISE PRICE, FORCED EXERCISE MINIMUM PRICE AND NUMBER OF WARRANT SHARES.

The Exercise Price, Forced Exercise Minimum Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2. The adjustments from time to time set forth in this Section 2 are cumulative and such adjustments shall be made successively whenever any of the relevant events referred to herein shall occur.

(a)    Share Dividends and Splits. Without limiting any provision of Section 2(b), Section 3 or Section 4, if the Company, at any time on or after the Issuance Date, (i) pays a share dividend on one or more classes of its then outstanding Common Shares or otherwise makes a distribution on any class of share capital that is payable in Common Shares, (ii) subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its then outstanding Common Shares into a larger number of shares or (iii) combines (by combination, reverse share split or otherwise) one or more classes of its then outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price and the Forced Exercise Minimum Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 2(a) occurs during the period that an Exercise Price or a Forced Exercise Minimum Price

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is calculated hereunder, then the calculation of such Exercise Price or Forced Exercise Minimum Price shall be adjusted appropriately to reflect such event.

(b)    Adjustment Upon Issuance of Common Shares. If and whenever on or after the Issuance Date, the Company grants, issues or sells (or enters into any agreement to grant, issue or sell), or in accordance with this Section 2(b) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Exercise Price in effect immediately prior to such issuance or sale or deemed issuance or sale (such Exercise Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including determining the adjusted Exercise Price and the New Issuance Price under this Section 2(b)), the following shall be applicable:

(i)    Issuance of Options. If the Company in any manner grants, issues or sells (or enters into any agreement to grant, issue or sell) any Options and the lowest price per share for which one Common Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance or sale (or the time of execution of such agreement to grant, issue or sell, as applicable) of such Option for such price per share. For purposes of this Section 2(b)(i), the “lowest price per share for which one Common Share is at any time issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting, issuance or sale (or pursuant to the agreement to grant, issue or sell, as applicable) of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise or conversion price (as the case may be) set forth in such Option for which one Common Share is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one Common Share upon the granting, issuance or sale (or the agreement to grant, issue or sell, as applicable) of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual

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issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

(ii)    Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one Common Share is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 2(b)(ii), the “lowest price per share for which one Common Share is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one Common Share is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one Common Share upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(b)(ii), except as contemplated below, no further adjustment of the Exercise Price shall be made by reason of such issuance or sale.

(iii)    Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 2(a)), the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Issuance Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise,

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conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(b)(iii) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iv)    Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities” and together with the Primary Security, each a “Unit”), together comprising one integrated transaction, the aggregate consideration per Common Share with respect to such Primary Security shall be deemed to be the lower of (x) the purchase price of such Unit, (y) if such Primary Security is an Option and/or Convertible Security, the lowest price per share for which one Common Share is at any time issuable upon the exercise or conversion of the Primary Security in accordance with Section 2(b)(i) or 2(b)(ii) above and (z) the lowest VWAP of the Common Shares on any Trading Day during the four (4) Trading Day period (the “Adjustment Period”) immediately following the public announcement of such Dilutive Issuance (for the avoidance of doubt, if such public announcement is released prior to the opening of the Principal Market on a Trading Day, such Trading Day shall be the first Trading Day in such four (4) Trading Day period and if this Warrant is exercised, on any given Exercise Date during any such Adjustment Period, solely with respect to such portion of this Warrant exercised on such applicable Exercise Date, such applicable Adjustment Period shall be deemed to have ended on, and included, the Trading Day immediately prior to such Exercise Date). If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities (as the case may be) on a per security basis. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

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(v)    Record Date. If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c)    Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to Section 2(a), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(d)    Holder’s Right of Alternative Exercise Price Following Issuance of Certain Options or Convertible Securities. In addition to and not in limitation of the other provisions of this Section 2, if the Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Shares, Options or Convertible Securities (any such securities, “Variable Price Securities”), after the Issuance Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail or overnight courier to the Holder on the date of such agreement and each issuance of such Variable Price Securities. From and after the date the Company enters into such agreement or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price upon exercise of this Warrant by designating in the Exercise Notice delivered upon any exercise of this Warrant that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder’s election to rely on a Variable Price for a particular exercise of this Warrant shall not obligate the Holder to rely on a Variable Price for any future exercises of this Warrant.

(e)    Share Combination Event Adjustment. If at any time and from time to time on or after the Issuance Date there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving the Common Shares (each, a “Share Combination Event”, and such date thereof, the “Share Combination Event Date”) and the Event Market Price is less than the Exercise Price then in effect (after giving effect to the adjustment in clause 2(a) above), then on the sixteenth (16th) Trading Day immediately following such Share Combination Event, the Exercise Price then in effect on such sixteenth (16th) Trading Day (after giving effect to the adjustment in clause 2(b) above) shall be reduced (but in no event increased) to the Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Exercise Price hereunder, no adjustment shall be made.

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(f)    Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price, the Forced Exercise Minimum Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(f) will increase the Exercise Price or the Forced Exercise Minimum Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(g)    Calculations. All calculations under this Section 2 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Shares.

(h)    Voluntary Adjustment By Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Warrant, with the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

3.    RIGHTS UPON DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 2 and 4 herein, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including any distribution of cash, shares or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, arrangement or other similar transaction) (a “Special Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Special Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including the Maximum Percentage for this purpose only and assuming for such purpose that the Warrant was exercised at the Exercise Price as of the applicable date) immediately before the date on which a record is taken for such Special Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Special Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Special Distribution would result in the applicable Person(s) exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Special Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership or beneficial ownership, or control or direction over, as applicable, of such Common Shares as a result of such Special Distribution (and beneficial

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ownership or beneficial ownership, or control or direction over, as applicable) to the extent of any such excess) and the portion of such Special Distribution shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the applicable Person(s) exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Special Distribution (and any Special Distributions declared or made on such initial Special Distribution or on any subsequent Special Distribution held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation).

4.	PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a)    Purchase Rights. In addition to any adjustments pursuant to Section 2 and 3 herein, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (assuming an exercise at the Exercise Price and without regard to any limitations or restrictions on exercise of this Warrant for this purpose only, including the Maximum Percentage) immediately before the date on which a record is taken for such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the applicable Person(s) exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and the portion of such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the applicable Person(s) exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Purchase Right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).

(b)    Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including which is exercisable for a corresponding number of shares of share capital equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant for this purpose only) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares

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of share capital (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of share capital, such adjustments to the number of shares of share capital and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction) and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common equity or common shares, as applicable, is quoted on or listed for trading on an Eligible Market. Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of this Warrant prior to the applicable Fundamental Transaction, such shares of publicly traded common equity (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant for this purpose only), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, and without limiting Section 1(f) hereof, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) (the “Corporate Event Consideration”) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant for this purpose only). Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Holder.

(c)    Change of Control Provisions. Notwithstanding the foregoing and the provisions of Section 4(b) above, at the request of the Holder delivered at any time commencing on the earliest to occur of (A) the public disclosure of any Change of Control, (B) the consummation of any Change of Control and (C) the Holder first becoming aware of any Change of Control through the date that is ninety (90) days after the public disclosure of the consummation of such Change of

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Control by the Company pursuant to a Report of Foreign Private Issuer on Form 6-K filed with the SEC, the Company or the Successor Entity (as the case may be) shall exchange this Warrant for consideration equal to the Black Scholes Value of such portion of this Warrant subject to exchange (collectively, the “Aggregate Black Scholes Value”) in the form of, at the Company’s election (such election to pay in cash or by delivery of the Rights (as defined below), a “Consideration Election”), either (I) rights (with a beneficial ownership limitation in the form of Section 1(f) hereof, mutatis mutandis) (collectively, the “Rights”), convertible in whole, or in part, at any time, without the requirement to pay any additional consideration, at the option of the Holder, into such Corporate Event Consideration applicable to such Change of Control equal in value to the Aggregate Black Scholes Value (as determined in accordance with Section 2(b)(iv) above, but with the aggregate number of Successor Shares (as defined below) issuable upon conversion of the Rights to be determined in increments of 10% (or such greater percentage as the Holder may notify the Company from time to time) of the portion of the Aggregate Black Scholes Value attributable to such Successor Shares (the “Successor Share Value Increment”), with the aggregate number of Successor Shares issuable upon exercise of the Rights with respect to the first Successor Share Value Increment determined based on 70% of the Closing Bid Price of the Successor Shares on the date the Rights are issued and on each of the nine (9) subsequent Trading Days, in each case, the aggregate number of additional Successor Shares issuable upon exercise of the Rights shall be determined based upon a Successor Share Value Increment at 70% of the Closing Bid Price of the Successor Shares in effect for such corresponding Trading Day (such ten (10) Trading Day period commencing on, and including, the date the Rights are issued, the “Rights Measuring Period”)), or (II) in cash; provided, that the Company shall not consummate a Change of Control if the Corporate Event Consideration includes share capital or other equity interest (including Common Shares) (the “Successor Shares”) either in an entity that is not listed on an Eligible Market or an entity in which the daily share volume for the applicable Successor Shares for each of the twenty (20) Trading Days prior to the date of consummation of such Change of Control is less than the aggregate number of Successor Shares issuable to the Holder upon conversion in full of the applicable Rights (without regard to any limitations on conversion therein, assuming the exercise in full of the Rights on the date of issuance of the Rights and assuming the Closing Bid Price of the Successor Shares for each Trading Day in the Rights Measuring Period is the Closing Bid Price on the Trading Day ended immediately prior to the time of consummation of the Change of Control). The Company shall give the Holder written notice of each Consideration Election at least twenty (20) Trading Days prior to the time of consummation of such Change of Control. Payment of such amounts or delivery of the Rights, as applicable, shall be made by the Company (or at the Company’s direction) to the Holder on the later of (x) the second (2nd) Trading Day after the date of such request and (y) the date of consummation of such Change of Control (or, with respect to any Right, if applicable, such later time that holders of Common Shares are initially entitled to receive Corporate Event Consideration with respect to the Common Shares of such holder). Any Corporate Event Consideration included in the Right, if any, pursuant to this Section 4(c) is pari passu with the Corporate Event Consideration to be paid to holders of Common Shares and the Company shall not permit a payment of any Corporate Event Consideration to the holders of Common Shares without on or prior to such time delivering the Right to the Holder hereunder. The Company shall not consummate any Change of Control unless, upon consummation of such Change of Control, the Company has either (x) paid off, in full, all of the First Lien Indebtedness or (y) obtained the written consent of the holders of all First Lien Indebtedness that will remain outstanding thereafter to the payments to the Holder set forth in

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Section 4(c) below without regard to any subordination thereof to such First Lien Indebtedness or any other term or condition in the Intercreditor Agreements.

(d)    Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant for this purpose only (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of share capital registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

5.    NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its constating documents, bylaws or through any reorganization, transfer of assets, consolidation, merger, arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Threshold Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including obtaining such consents or approvals as necessary to permit such exercise into Common Shares.

6.    HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

7.    REISSUANCE OF WARRANTS.

(a)    Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may

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request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b)    Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)    Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional Common Shares shall be given.

(d)    Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8.    NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Restructuring Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant (other than the issuance of Common Shares upon exercise in accordance with the terms hereof), including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon each adjustment of the Exercise Price or the Forced Exercise Minimum Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) Trading Days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to holders of Common Shares (other than Excluded Securities) or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in

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conjunction with such notice being provided to the Holder, and (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9.    DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Warrant, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Report of Foreign Private Issuer on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries.

10.    ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

11.    AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant (other than Section 1(f)) may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

12.    SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations

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to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

13.    GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any choice of law or conflict of law provision or rule (whether of the Province of Alberta or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Province of Alberta.

14.    CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Warrant instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Warrant.

15.	DISPUTE RESOLUTION.

(a)	Submission to Dispute Resolution.

(i)    In the case of a dispute relating to the Exercise Price, the Forced Exercise Minimum Price, the Closing Sale Price, the Bid Price, Black Scholes Value or fair market value or the arithmetic calculation of the number of Warrant Shares (as the case may be) (including a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via facsimile or electronic mail or otherwise (A) if by the Company, within five (5) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder within five (5) Business Days after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such Forced Exercise Minimum Price, such Closing Sale Price, such Bid Price, such Black Scholes Value or such fair market value or such arithmetic calculation of the number of Warrant Shares (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company shall select an independent, reputable investment bank acceptable to the Holder, acting reasonably, to resolve such dispute and the Company shall promptly send written confirmation of such joint selection to the Holder.

(ii)    The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of Section 15 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (Calgary time) by the fifth (5th)

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Business Day immediately following the date on which the Company provided notice to the Holder of the joint selection of such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so submit all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation). Any and all communications between the Company, on the one hand, and the Holder, on the other hand, and such investment bank shall be made in writing and a copy provided simultaneously to the Company and the Holder and no meeting between such investment bank and the Company or the Holder shall take place unless each of the Company and the Holder are in attendance.

(iii)    The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be shared equally between the Company and the Holder, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

16.    REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including

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compliance with Section 2 hereof). The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

17.    PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant or (b) there occurs any bankruptcy, reorganization, receivership of the company or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including attorneys’ fees and disbursements.

18.    TRANSFER. This Warrant and any Warrant Shares issued upon exercise of this Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

19.    CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a)    “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b)    “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)    “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2) of Common Shares (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including any cash settlement rights, cash adjustment or other similar rights).

(d)    “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e)    “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

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(f)    “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Common Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(g)    “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period.

(h)     “Black Scholes Value” means the value of the unexercised portion of this Warrant remaining on the date of the Holder’s request pursuant to Section 4(c) which value is calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the greater of (1) the highest Closing Sale Price of the Common Shares during the period beginning on the Trading Day immediately preceding the announcement of the applicable Change of Control (or the consummation of the applicable Change of Control, if earlier) and ending on the Trading Day of the Holder’s request pursuant to Section 4(c) and (2) the sum of the price per share being offered in cash in the applicable Change of Control (if any) plus the value of the non-cash consideration being offered in the applicable Change of Control (if any), (ii) a strike price equal to the Exercise Price in effect on the date of the Holder’s request pursuant to Section 4(c), (iii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the greater of (1) the remaining term of this Warrant as of the date of the Holder’s request pursuant to Section 4(c) and (2) the remaining term of this Warrant as of the date of consummation of the applicable Change of Control or as of the date of the Holder’s request pursuant to Section 4(c) if such request is prior to the date of the consummation of the applicable Change of Control, (iv) a zero cost of borrow and (v) an expected volatility equal to the greater of 100% and the 30 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following

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the earliest to occur of (A) the public disclosure of the applicable Change of Control, (B) the consummation of the applicable Change of Control and (C) the date on which the Holder first became aware of the applicable Change of Control.

(i)    “Bloomberg” means Bloomberg, L.P.

(j)    “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the Province of Alberta are authorized or required by law to remain closed.

(k)    “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification and (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(l)    “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period.

(m)    “Common Shares” means (i) the Company’s common shares, no par value per share, and (ii) any share capital into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(n)    “Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable

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or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(o)    “Eligible Market” means the Nasdaq Global Select Market, the New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Toronto Stock Exchange, the TSX Venture Exchange or the Canadian Securities Exchange.

(p)    “Equity Conditions” means, with respect to an given date of determination: (i) on such applicable date of determination one or more registration statements (each, the “Forced Exercise Registration Statement”) shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any Common Shares previously issued pursuant to such prospectus deemed unavailable) for the issuance of all the Common Shares issuable upon exercise of this Warrant and the SRA Warrants in connection with the event requiring determination (such applicable aggregate number of Common Shares, each, a “Required Minimum Securities Amount”); (ii) the Warrant Shares are not subject to any restricted or hold periods under any Canadian securities laws; (iii) on each day during the period beginning twenty (20) calendar days prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Shares (including the Common Shares to be issued in the event requiring this determination) are listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Shares are then listed or designated for quotation (as applicable); (iv) during the Equity Conditions Measuring Period, the Company shall have delivered all Warrant Shares issuable upon exercise of this Warrant on a timely basis as set forth in Section 1(a) hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (v) the Required Minimum Securities Amount of Common Shares to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Shares are then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Company shall have no knowledge of any fact that would reasonably be expected to cause the applicable Forced Exercise Registration Statement to not be effective or the prospectus contained therein to not be available for the issuance of the Required Minimum Securities Amount of Common Shares in connection with the event requiring such determination; (viii) on each day during the Equity Conditions Measuring Period, the Holder shall not be in possession of any material, non-public information; (ix) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with (and no event of default thereunder has occurred and is continuing) each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any

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Transaction Document, including the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (x) there shall not have occurred any Volume Failure as of such applicable date of determination; (xi) any Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 1(e) hereof (or the equivalent provisions of any other applicable SRA Warrants), (xii) on each day during the Equity Conditions Measuring Period, no bone fide dispute shall exist, by and between any holder of SRA Warrants, the Company, the Principal Market (or such applicable Eligible Market in which the Common Shares of the Company is then principally trading) and/or FINRA with respect to any term or provision of this Warrant or any other Transaction Document and (xiii) on each day during the Equity Conditions Measuring Period, the Common Shares issuable upon exercise of the SRA Warrants are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

(q)    “Equity Conditions Failure” means that on each day during the period commencing twenty (20) Trading Days prior to the applicable Forced Exercise Notice Date through and including the applicable Forced Exercise Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

(r)    “Event Market Price” means, with respect to any Share Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Common Shares for each of the five (5) lowest Trading Days during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Share Combination Event Date, divided by (y) five (5).

(s)    “Excluded Securities” means (i) Common Shares or Options issued to current or former directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Share Plan; provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such Options) after the Issuance Date pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Common Shares issued and outstanding immediately prior to the Issuance Date and (B) the exercise price of any such Options is not lowered, none of such Options are amended to increase the number of Common Shares issuable thereunder and none of the terms or conditions of any such Options are otherwise materially changed in any manner that materially adversely affects the Holder, (ii) Common Shares issued upon the conversion or exercise of Convertible Securities or Options (other than Options issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Issuance Date; provided that the conversion price of any such Convertible Securities or Options is not lowered, none of such Convertible Securities or Options are amended to increase the number of Common Shares issuable thereunder and none of the terms or conditions of any such Convertible Securities or Options are otherwise materially changed in any manner that materially adversely affects the Holder, (iii) the Common Shares issuable upon conversion of the Note or otherwise pursuant to the terms of the Note; provided that the terms of the Note are not amended, modified or changed on or after the Issuance Date (other than anti-dilution adjustments pursuant to the terms thereof in effect as of the Issuance Date), (iv) the Common Shares issuable upon exercise of the SRA Warrants; provided that the terms of the SRA Warrants are not amended, modified or changed on or after the Issuance Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Issuance Date) and (v) the New Investor Securities and the Placement Agent Securities; provided that the terms of the New Investor Securities or the

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Placement Agent Securities, as the case may be, are not amended, modified or changed on or after the Issuance Date (other than anti-dilution adjustments pursuant to the terms thereof in effect as of the Issuance Date).

(t)    “Expiration Date” means the date that is the thirty-six month anniversary of the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(u)    “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate, amalgamate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer (including any takeover bid) that is accepted by the holders of at least either (x) 50% of the outstanding Common Shares, (y) 50% of the outstanding Common Shares calculated as if any Common Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Common Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Common Shares, (y) at least 50% of the outstanding Common Shares calculated as if any Common Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock or share purchase agreement or other business combination were not outstanding; or (z) such number of Common Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (v) reorganize, recapitalize or reclassify its Common Shares, (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, becomes subject to or allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares not held by all such Subject Entities as of the date of this Warrant calculated as if any Common Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Common Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the

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Company to surrender their Common Shares without approval of the shareholders of the Company, (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction or (D) any transaction substantially similar to (or having an effect substantially similar to) any of the foregoing transactions as otherwise recognized or determined under applicable law, including Canadian securities law.

(v)    “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder, and, as applicable, any similar or corresponding concept under applicable laws, including Canadian securities laws.

(w)    “NI 55-104” means National Instrument 55-104 – Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators, as amended and the rules and regulations thereunder.

(x)    “NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as amended and the rules and regulations thereunder.

(y)    “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(z)    “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(aa)    “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(bb)    “Principal Market” means Nasdaq Global Select Market or any other Eligible Market, whichever is at the time the principal trading exchange or market for the Common Shares.

(cc)    “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Issuance Date, by and among the Company and the initial holder of the Note relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Note and the SRA Warrants or otherwise pursuant to the terms of the Note and exercise of the SRA Warrants, as may be amended from time to time.

(dd)    “SEC” means the United States Securities and Exchange Commission or the successor thereto.

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(ee)    “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(ff)    “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(gg)    “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then principally trading, provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Common Shares, any day on which Principal Market (or any successor thereto) is open for trading of securities.

(hh)    “Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Shares on the Principal Market on any Trading Days during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination, is less than US$1 million.

(ii)    “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then principally trading), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the price as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

SUNDIAL GROWERS INC.

By:
Name:
Title:

EXHIBIT A

[Redacted: Commercially Sensitive]

EXHIBIT B

[Redacted: Commercially Sensitive]

SCHEDULE “D”

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT is made as of the 5th day of June, 2020 between Sundial Growers Inc., a company existing under the laws of the Province of Alberta (the “Company”), SAF Jackson II LP, a limited partnership organized in the Province of Alberta (the “Investor”) and each additional Person who becomes, from time to time, a holder of Registrable Securities and agrees to be a party and bound by this Agreement.

RECITALS

WHEREAS, in connection with the securities restructuring agreement by and among the parties hereto, dated as of the date hereof (the “Securities Restructuring Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Restructuring Agreement, to issue to the Investor (i) the Note which will be convertible into Conversion Shares in accordance with the terms of the Note and (ii) the Warrants which will be exercisable to purchase Warrant Shares in accordance with the terms of the Warrants;

AND WHEREAS, to induce the Investor to consummate the transactions contemplated by the Securities Restructuring Agreement, the Company has agreed to provide certain registration rights under the Securities Act and applicable state securities laws and certain distribution rights under Canadian Securities Laws;

AND WHEREAS, the parties believe that it is in the best interests of the Company and the Investor to set forth their agreements regarding the Investor’s registration rights and distribution rights in the Company;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions.

For purposes of this Agreement:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, a Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Agreement” means this registration rights agreement, as amended.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of Calgary, in the Province of Alberta, are authorized or required by law to remain closed or the principal securities exchange or securities market on which the Common Shares are then principally trading is closed.

“Canadian Prospectus” means a (final) Prospectus (including a Canadian Shelf Prospectus) filed by the Company under Canadian Securities Laws, as such document may be amended or supplement by an amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference in such prospectus.

“Canadian Securities Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada, other than Québec (unless the Company is a Reporting Issuer in such province at any applicable time).

“Canadian Securities Laws” means all securities laws in each of the applicable provinces or territories of Canada, other than Québec (unless the Company is a Reporting Issuer in such province at any applicable time) and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the Canadian Securities Commissions.

“Canadian Shelf Prospectus” means a base shelf prospectus prepared in the form contemplated by National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, as amended.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning given to it in the Preamble.

“Conversion Shares” has the meaning given to it in the Securities Restructuring Agreement.

“Damages” means any loss, damage, claim, expense or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal, provincial or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto (including any documents incorporated by reference in any Prospectus); (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange

Act, Canadian Securities Laws, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, Canadian Securities Laws or any state securities law.

“Demand Notice” has the meaning given to it in Section 2.1(a).

“Effective Date” means the effective date of the applicable Registration Statement or qualification.

“Effectiveness Deadline” has the meaning given to it in Section 2.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Registration” means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; or (iii) a registration on any form that does not include substantially the same information as would be required to be included in a Registration Statement or Prospectus covering the sale of the Registrable Securities.

“Form F-1” means a registration statement on Form F-1 as promulgated under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

“Form F-3/10” means either a registration statement on Form F-3 or Form F-10 as promulgated under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC or the Canadian Securities Commissions, as applicable.

“Hellard Registration Rights Agreement” means the registration rights agreement, dated [Redacted: Confidential information], between the Company and [Redacted: Confidential information], as may be amended, modified or restated from time to time.

“Holder” means (i) the Investor, as long as it holds, directly or indirectly, including through any Affiliate, any Common Shares (or securities convertible into Common Shares); (ii) any direct or indirect transferee of the Investor who agrees to be a party and bound by this Agreement in accordance with Section 3.4 and (iii) any Permitted Transferee.

“Initiating Holders” means Holders of at least five percent (5%) of the Registrable Securities then outstanding, on a non-diluted basis, who initiate a registration request pursuant to Section 2.1(a) of this Agreement.

“Investor” has the meaning given to it in the Preamble.

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada)) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“New Investor Registration Rights Agreement” means the registration rights agreement, dated the date hereof, between the Company and the New Investors (as defined in the Securities Restructuring Agreement), as may be amended, modified or restated from time to time.

“Note” has the meaning given to it in the Securities Restructuring Agreement.

“Permitted Holder” means, in respect of a Holder that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such Holder, and in respect of a Holder that is not an individual, an Affiliate of that Holder.

“Permitted Transferee” means, in each case to the extent such Person agrees to be bound by the terms of this Agreement, any Permitted Holder.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Prospectus” means, with respect to a public offering or distribution in the United States, the prospectus included in any Registration Statement, as such document may be amended or supplemented by an amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference in such prospectus, or, with respect to a public offering or distribution in Canada, a Canadian Prospectus.

“Registrable Securities” means any Conversion Shares, Warrant Shares and other Common Shares that are beneficially owned by a Holder or its Affiliates, provided that such Common Shares shall cease to be Registrable Securities: (i) when their registration has become effective and such Common Shares have been disposed of pursuant to such registration; (ii) when such Common Shares have been distributed from the holdings of a

Holder or its Affiliates to the public in Canada pursuant to a Canadian Prospectus, or otherwise in compliance with Canadian Securities Laws; (iii) when such Common Shares may be sold pursuant to SEC Rule 144 without limitations with respect to the volume or manner of sale restrictions set forth therein; (iv) when new certificates for the Common Shares are not required to bear a legend restricting further transfer under Canadian Securities Laws or under the Securities Act and are delivered by the Company and such Common Shares are also not subject to resale restrictions in any province or territory in Canada or the United States; or (v) when such Common Shares cease to be outstanding. For purposes of this Agreement, a Person will be deemed to be the holder of Registrable Securities whenever such Person has the right to acquire such Registrable Securities (upon conversion, exchange, exercise or otherwise, but disregarding any restrictions or limitations upon exercise of such right), whether or not the acquisition has actually been effected, and such Person will be entitled to exercise the rights of a holder of Registrable Securities hereunder.

“Registrable Securities then outstanding” means the number of shares determined by adding (without duplication) the number of outstanding Common Shares that are Registrable Securities and the number of Common Shares issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that, when issued, will be Registrable Securities.

“Registration Statement” means with respect to a public offering in the United States, a Registration Statement filed by the Company with the SEC for a public offering and sale of securities of the Company for cash in which the Registrable Securities may be included, other than a Registration Statement on Form S-8, Form S-4 or Form F-4, or their successors, or any form for a similar limited purpose, or any Registration Statement covering only securities proposed to be issued in exchange for securities or assets of another corporation.

“Reporting Issuer” means a “reporting issuer” (or equivalent) as defined in Canadian Securities Laws.

“SEC” means the Securities and Exchange Commission.

“SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Restructuring Agreement” has the meaning given to it in the Recitals.

“Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

“Selling Holder Counsel” has the meaning given to it in Section 2.6.

“Staff” has the meaning given to it in Section 2.1(e).

“Suspension” has the meaning given to it in Section 2.1(b).

“Transaction” has the meaning given to it in Section 3.19.

“Warrant Shares” has the meaning given to it in the Securities Restructuring Agreement.

“Warrants” has the meaning given to it in the Securities Restructuring Agreement.

2.	Registration Rights.

The Company covenants and agrees as follows:

2.1	Demand Registration.

(a)

Delivering Demand Notice. If at any time following the Threshold Date (as defined in the Note), the Initiating Holders request the Company to prepare and to file with respect to all or any portion of such Holders’ Registrable Securities, a Registration Statement and/or a Canadian Prospectus with respect to Registrable Securities having an anticipated aggregate offering price, excluding Selling Expenses, of at least $2,000,000, then upon receipt of such request, the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; (ii) as expeditiously as reasonably practical, and in any event within thirty (30) days after the date such request is given by the Initiating Holders, use reasonable commercial efforts to file a Form F-1 and/or a Canadian Prospectus, as applicable, or, if eligible, a Form F-3/10 Registration Statement, covering all Registrable Securities that the Initiating Holders requested to be registered or qualified for distribution and any additional Registrable Securities requested to be included in such registration or qualification by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(b) and Section 2.5; and (iii) as expeditiously as reasonably practical, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, use reasonable commercial efforts to cause such Registration Statement to become effective and obtain a receipt from the applicable Canadian Securities Commissions in respect of any Canadian Prospectus (the “Effectiveness Deadline”).

(b)

Notwithstanding. Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration or qualification pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its shareholders for such Registration Statement or Prospectus to either become effective or remain effective for as long as such Registration Statement or Prospectus otherwise would be required to remain effective, because such action would (i) materially adversely interfere with a bona fide significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act, the Exchange Act, or Canadian Securities Laws, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly (a “Suspension”), for a period of not more than sixty (60) days after the request of the applicable Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register or qualify any securities for its own account or that of any other securityholder during such sixty (60) day period other than pursuant to an Excluded Registration.

(c)

Further Limitations. The Company shall not be obligated to effect, or to take any action to effect, any registration or qualification pursuant to Section 2.1(a) (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration or qualification, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such Registration Statement or Prospectus to become effective; or (ii) after the Company has effected four registrations or qualifications pursuant to Section 2.1(a) in any calendar year, provided, however, that any registrations or qualifications completed by way of prospectus supplement will not count towards any such limit. A registration or qualification shall not be counted as “effected” for purposes of this Section 2.1(c) until such time as the applicable Registration Statement or Prospectus has been declared effective or final receipt therefor has been provided by the applicable securities regulators, unless the Holders withdraw their request for such registration or qualification, elect not to pay the expenses therefor, and forfeit their right to one demand Registration Statement or Prospectus qualification pursuant to Section 2.6, in which case such withdrawn Registration Statement or Prospectus shall be counted as “effected” for purposes of this Section 2.1(c).

(d)

Company Registration. After receipt of a Demand Notice, the Company shall itself determine whether it wishes to distribute Common Shares in connection with the demand registration or qualification related to such Demand Notice, provided that if the lead underwriter or lead underwriters, acting in good faith, advise the Initiating Holders and the Company in writing that, in its or their judgment, the number of Common Shares to be distributed in the demand registration or qualification should be limited (i) due to market conditions, or (ii) because the number of Common Shares to be distributed or qualified is likely to have a significant adverse effect on the successful marketing of the distribution (including the price range acceptable to the Investor), then the maximum number of Common Shares that the lead underwriter or lead underwriters advise should be distributed will be allocated (A) first, to the number of Registrable Securities requested to be distributed pursuant to the demand registration or qualification on a pro rata basis based on the number of Registrable Securities held by all such Holders, and (B) second, subject to clause (A) above, to the number of Common Shares to be distributed by the Company and any other Persons that have registration or distribution rights that may have been exercised in connection therewith, if any, that may be accommodated in such distribution.

(e)

Staff or SEC Characterization. Notwithstanding anything to the contrary contained in this Agreement, in the event the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Holders participating therein (or as otherwise may be acceptable to each Holder) without being named therein as an “underwriter,” then the Company shall reduce the number of Common Shares to be included in such Registration Statement by all Holders until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of Common Shares to be included by all Holders on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Holder) unless the inclusion of Common Shares by a particular Holder or a particular group of Holders are resulting in the Staff or the SEC’s “by or on behalf of the Company” offering position, in which event the Common Shares held by such Holder or group of Holders shall be the only Common Shares subject to reduction (and if by a group of Holders on a pro rata basis by such Holders or on such other basis as would result in the exclusion of the least number of Common Shares by all such Holders); provided, that, with respect to such pro rata portion allocated to any Holder, such Holders may elect the allocation of such pro rata portion among the Registrable Securities of such Holder. In addition, in the event that the Staff or the SEC requires any Holder seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Holder does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Holder, until such time as the Staff or the SEC does not require such identification or until such Investor accepts such identification and the manner thereof. Any reduction pursuant to this paragraph will first reduce all Registrable Securities other than those issued pursuant to the Securities Restructuring Agreement (which, for the avoidance of doubt, will be reduced as follows: first, any Common Shares issuable upon exercise of any Placement Agent Securities (as defined in the Securities Restructuring Agreement), second, any Common Shares issuable upon exercise of any New Investor Securities (as defined in the Securities Restructuring Agreement) (as allocated among such New Investor Securities as elected by the holders of such New Investor Securities at such time), third, any Common Shares subject to the Hellard Registration Rights Agreement and, lastly, any Registrable Securities).

2.2	Piggy-Back Registration.

If, following the Threshold Date, the Company proposes to register or qualify (including, for this purpose, a Registration Statement effected or Prospectus filed by the Company for securityholders other than the Holders) any of its securities under the Securities Act or Canadian Securities Laws in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time promptly give each Holder notice of such registration or qualification which notice must in any event be given as soon as the Company has a reasonable expectation that such a registration or qualification may occur. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.5, use reasonable commercial efforts to cause to be registered or qualified all of the Registrable Securities that each such Holder has requested to be included in such Registration Statement or Prospectus subject to any customary cut-back or similar rights. The Company shall have the right to terminate or withdraw any registration or qualification initiated by it under this Section 2.3 before the Effective Date, whether or not any Holder has elected to include Registrable Securities in such registration or qualification. The expenses of such withdrawn registration or qualification shall be borne by the Company in accordance with Section 2.6.

2.3	Underwriting Requirements.

(a)

If, pursuant to Section 2.1, the participating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest (by number of securities) of the Holders. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration or qualification shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(f)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Holders initiating a demand registration in writing that marketing factors require a limitation on the number of Common Shares to be underwritten, then the Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportion as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b)

In connection with any offering involving an underwriting of securities of the Company pursuant to Section 2.2, the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered or qualified for distribution can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(c)

For purposes of the provision in this Section 2.3 concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, shareholders, and Affiliates of such Holder, or the estates and Members of the Immediate Family of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder”, and any pro rata reduction with respect to such selling Holder shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such selling Holder, as defined in this sentence.

2.4     Obligations of the Company. Whenever required under this Section 2 to effect the registration or qualification of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)

in connection with the preparation and filing of a Registration Statement or Prospectus in connection with such registration or qualification, the Company will give each selling Holder and its counsel(s) and other agents the opportunity to review and fully participate in the preparation of the Registration Statement or Prospectus, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such selling Holders and such underwriters or their respective counsel(s), to conduct a reasonable investigation;

(b)	in the case of a registration under the Securities Act:

(i)

prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective by the Effectiveness Deadline and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such Registration Statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Shares (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form F-3/10 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to sixty (60) days, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold; and

(ii)

prepare and file with the SEC such amendments and supplements to such Registration Statement, and the prospectus used in connection with such Registration Statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such Registration Statement;

(c)	in the case of the qualification under Canadian Securities Laws:

(i)

prepare and file (in any event within thirty (30) days after the applicable request has been delivered) with each of the Canadian Securities Commission, in each province and territory of Canada (other than Québec unless the Company is a Reporting Issuer in such province at such time) a Canadian Prospectus with respect to the distribution of such Registrable Securities and use its best efforts to obtain a receipt or a decision document from such Canadian Securities Commissions in respect of such Canadian Prospectus and, in so doing, act as expeditiously as is reasonably practicable and in good faith to settle all deficiencies and obtain those receipts, decision documents and clearances and provide those undertakings and commitments as may be reasonably required by any Canadian Securities Commission, all as may be necessary to comply with the applicable provisions of Canadian Securities Laws;

(ii)

prepare and file with the Canadian Securities Commissions with whom a Canadian Prospectus has been filed pursuant to Section 2.4(c)(i) such amendments and supplements to such Canadian Prospectus as may be necessary to comply with the applicable provisions of Canadian Securities Laws with respect to the distribution of all securities qualified by such Canadian Prospectus (provided that all Registrable Securities qualified by such Canadian Prospectus are distributed within ninety (90) days of the date of such final Canadian Prospectus);

(iii)

subject to applicable laws, keep the Canadian Prospectus filed pursuant to Section 2.4(c)(i) effective until the selling Holders have completed the offer and sale or other disposition or distribution to the public described in such Canadian Prospectus provided that the selling Holders and the applicable underwriters use reasonable commercial efforts to complete the offer and sale or other disposition or distribution to the public as soon as reasonably practicable;

(iv)

during the period when the Canadian Prospectus filed pursuant to Section 2.4(c)(i) is required to be delivered under Canadian Securities Laws in respect of Registrable Securities, notify the selling Holders promptly of the discovery of, or the happening of any event as a result of which such Canadian Prospectus includes, an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made or if it is necessary to amend or supplement such Canadian Prospectus to comply with Canadian Securities Laws, and to promptly prepare and file with the appropriate Canadian Securities Commissions a supplement to or amendment of such Canadian Prospectus as may be necessary to correct such untrue statement or eliminate such omission and so that such Canadian Prospectus, as amended or supplemented, will comply with Canadian Securities Laws, and furnish without charge to the selling Holders as many copies of such supplement or amendment as the selling Holders request; and

(v)

use its reasonable commercial efforts to prevent the issuance of any stop order, cease trade order or other order suspending the use of any the Canadian Prospectus filed pursuant to Section 2.4(c)(i) and, if any such order is issued, to seek the withdrawal of any such order at the earliest possible moment;

(d)

furnish to the selling Holders such numbers of copies of a Prospectus, including a preliminary prospectus, as required by the Securities Act and/or Canadian Securities Laws, and such other documents as the Holders may reasonably request (including any documents incorporated by reference in any Prospectus) in order to facilitate their disposition of their Registrable Securities;

(e)

use its commercially reasonable efforts to register and qualify the securities covered by such Registration Statement or Prospectus under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction;

(f)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(g)

notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus related thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes, an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(h)

subject to the terms of any underwriting agreement entered into in connection with such underwritten public offering, use its commercially reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters;

(i)

use its commercially reasonable efforts to cause all such Registrable Securities covered by such Registration Statement or Prospectus to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(j)

provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the Effective Date;

(k)

promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement or Prospectus, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement or Prospectus and to conduct appropriate due diligence in connection therewith;

(l)

in the event of any underwritten public offering, make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters in the marketing of Registrable Securities in any underwritten offering;

(m)

notify each selling Holder, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any prospectus forming a part of such Registration Statement has been filed or, in the case of offering in Canada, of the time when a receipt or a decision document from the Canadian Securities Commissions has been received;

(n)

after such Registration Statement becomes effective or a receipt or a decision document from the Canadian Securities Commissions has been received in respect of a Prospectus, notify each selling Holder of any request by applicable securities regulators that the Company amend or supplement such Registration Statement or Prospectus; and

(o)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of each selling Holder under this Agreement.

2.5	Furnish Information.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration or qualification of such Holder’s Registrable Securities.

2.6	Expenses of Registration.

All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to this Section 2 including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of counsel to the Holder holding the largest number of Registrable Securities then outstanding (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration or qualification proceeding begun pursuant to Section 2.1 if the registration or qualification request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration or qualification), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration or qualification pursuant to Section 2.1(a); provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration or qualification pursuant to Section 2.1(a). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7	Delay of Registration.

No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration or qualification pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8	Indemnification.

If any Registrable Securities are included in a Registration Statement or Prospectus under this Section 2:

(a)

To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, employees, agents, representatives and securityholders of each such Holder; any underwriter (as defined in the Securities Act and under Canadian Securities Laws) for each such Holder; and each Person (including their respective partners, members, officers, directors, employees, agents, representatives and securityholders), if any, who controls such Holder or underwriter within the meaning of the Securities Act, the Exchange Act or Canadian Securities Laws, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld or delayed, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration or qualification.

(b)

To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the Registration Statement or Prospectus, each Person (if any) who controls the Company within the meaning of the Securities Act, any underwriter (as defined in the Securities Act and under Canadian Securities Laws), any other Holder selling securities in such Registration Statement or Prospectus, and any controlling Person of any such underwriter or other Holder, against any

Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration or qualification; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld or delayed; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)

Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel reasonably satisfactory to the other parties to the proceeding; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall only relieve such indemnifying party of any liability to the indemnified party under this Section 2.8 if, and only to the extent that, the indemnifying party suffers prejudice as a result of such failure.

(d)

To provide for just and equitable contribution in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act or Canadian Securities Laws may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such Registration Statement or Prospectus, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act or the equivalent under Canadian Securities Laws) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)

Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration or qualification under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9	Reports Under Exchange Act.

With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to registration on Form F-3/10, the Company shall:

(a)	make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times;

(b)

use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)

furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3/10 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form F-3/10 (at any time after the Company so qualifies to use such form).

2.10	Termination of Agreement with Respect to Any Holder.

This Agreement shall terminate upon the Note and the Warrants being fully converted and exercised and the Investor and its Affiliates holding no Registrable Securities.

2.11	Reporting Issuer

With a view to making available the benefits of certain rules and regulations under Canadian Securities Laws, which may permit the sale of securities to the public without the filing of a Canadian Prospectus, the Company agrees to use its best efforts to maintain its status as a Reporting Issuer not in default of applicable Canadian Securities Laws in each jurisdiction in which the Company is a Reporting Issuer in each of the provinces and territories of Canada, other than Québec (unless the Company is a Reporting Issuer in such province at any applicable time).

2.12	Ceasing to be a Foreign Private Issuer.

If the Company ceases to be a foreign private issuer (as defined in Rule 405 promulgated by the SEC under the Securities Act) able to use a registration statement on Form F-1, F-3, or F-10, as the case may be, then all references in this Agreement to any such form shall be deemed to be references to Form S-1 or S-3, as appropriate.

3.	Miscellaneous.

3.1	Superior Registration Rights.

Other than the New Investor Registration Rights Agreement, any registration rights in respect of the Placement Agent Securities and the respective terms contemplated therein as at the date hereof, the Company shall not grant to any Person with respect to Common Shares, or any securities convertible into or exchangeable or exercisable for any Common Shares, registration rights that have terms more favorable than the registration rights granted to the Investor in this Agreement unless similar rights are granted to the Investor.

3.2	Subsequent Registration Rights.

Other than the New Investor Registration Rights Agreement, any registration rights in respect of the Placement Agent Securities and the respective terms contemplated therein as at the date hereof, the Company shall not grant to any Person registration rights unless the rights are consistent with the provisions of this Agreement. Other than the New Investor Registration Rights Agreement, any registration rights in respect of the Placement Agent Securities and the respective terms contemplated therein as at the date hereof, the Company shall not grant to any Person the right to request the Company to register any securities other than securities of the same class as the Registrable Securities being registered pursuant to a Demand Notice.

3.3	Further Assurance.

Each of the parties to this Agreement will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as any other party to this Agreement may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

3.4	Permitted Transferees.

This Agreement may be assigned in whole or in part by the Investor or its Permitted Transferee (upon notice to each other party to this Agreement) to any transferee of Registrable Securities (and such securities remain Registrable Securities); and, upon the transferee executing an instrument in writing agreeing to be bound by this Agreement, the transferee will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto, except that a transferee of Registrable Securities who becomes entitled to the benefit of this Agreement shall be subject to such restrictions on its rights hereunder as may be stipulated in writing by the transferor of such Registrable Securities. A copy of any such restrictions shall be provided to the Company. This Agreement may not be assigned by any other party to this Agreement without the written consent of the Holders unless such assignment is to a Permitted Transferee; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such Permitted Transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such Permitted Transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of Registrable Securities held by a transferee, the holdings of a Holder of such transferee shall be aggregated together and with those of the transferee; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

3.5	Governing Law.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein (without giving effect to any conflicts or choice of law provisions thereof that would cause the application of the domestic substantive laws of any other jurisdiction).

3.6	Counterparts; Facsimile.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.7	Titles and Subtitles.

The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

3.8	Notices.

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next Business Day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after the Business Day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties as follows:

If to the Company to:

Sundial Growers Inc.

#200, 919 – 11 Avenue SW

Calgary, Alberta

T2R 1P3

Attention:	Chief Executive Officer and Chief Financial Officer
E-Mail:	[Redacted: Confidential information]

With a copy (for informational purposes only) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

Attention:	Jason Lehner, Esq. and Merritt Johnson, Esq.
E-Mail:	JLehner@Shearman.com and Merritt.Johnson@Shearman.com

And to:

McCarthy Tétrault LLP

Suite 4000, 421 7th Avenue SW

Calgary, AB T2P 4K9

Attention:	Gregory Turnbull and Nathan Robb
E-Mail:	gturnbull@mccarthy.ca and nrobb@mccarthy.ca

If to the Investor, to:

SAF Jackson II LP

1900 Dome Tower – 333 7th Avenue SW

Calgary, AB T2P 2Z1

Attention:	Principal, Chief Executive Officer and Principal, General Counsel
E-mail:	[Redacted: Confidential information]

3.9	Amendments and Waivers.

Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company, Holders holding at least a majority (by number) of the issued and outstanding Common Shares held by all of the Holders; and provided further that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Except as provided for under Section 2.10 and notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any party without the written consent of such party, unless such amendment, termination, or waiver applies to all parties hereto in the same fashion. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 3.9 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

3.10	Severability.

In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.11	Aggregation of Shares.

All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

3.12	Entire Agreement.

This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

3.13	Delays or Omissions.

Other than to the extent specifically contemplated by Section 3.9 (in respect of certain waivers deemed to be provided by the Company pursuant to the terms thereof), no delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3.14	Currency.

All denominations and financial information outlined in this Agreement are in Canadian Dollars.

3.15	Construction; Headings.

This Agreement shall be deemed to be jointly drafted by the parties and shall not be construed against any such party as the drafter hereof. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Agreement.

3.16	Non-Merger

Each party to this Agreement hereby agrees that, except as specifically provided for herein, all provisions of this Agreement shall forever survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

3.17	Third Party Beneficiaries

This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

3.18	Date for Any Action.

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

3.19	Adjustments to Common Shares.

Wherever in this Agreement there is reference to a specific number of Common Shares, a price per Common Share or consideration received in respect of such Common Shares, then upon the occurrence of any conversion, reclassification, subdivision, consolidation, exchange or other change (whether pursuant to a reorganization, amalgamation, merger, arrangement or otherwise) involving the Common Shares (a “Transaction”), the specific number of Common Shares, price per Common Share or consideration received in respect of Common Shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding Common Shares by such Transaction.

3.20	Independent Legal Advice.

Each party hereto acknowledges and agrees that he or it has been advised to, and has had sufficient opportunity to, consult with independent legal counsel with respect to this Agreement, understands his or its obligations under this Agreement and the nature of the consequences of this Agreement and is signing this Agreement voluntarily.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SUNDIAL GROWERS INC.

By:
Name: Title:

SAF JACKSON II LP, by its general partner, SAF JACKSON II INC.

By:
Name: Title:

[Signature Page to Registration Rights Agreement]

SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to the Creditor (all of which representations and warranties the Company hereby acknowledges are being relied upon by the Creditor in entering into this Agreement) that as of the Closing Date:

(a)

Existence: Each Note Party is a duly incorporated and organized corporation or a duly created partnership or trust, as applicable, under the laws of Canada or a Province of Canada, is validly existing under such laws, and is duly registered and qualified as an extra-provincial corporation, partnership or trust, as applicable, under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any Property owned or leased by it requires such registration and qualification.

(b)

Power: Each Note Party has full corporate, partnership or trust, as applicable, capacity, power and authority to own its Property, to conduct its Business as now conducted and as proposed to be conducted, to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder.

(c)

Authorization: The execution, delivery and performance by each Note Party of each of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate, partnership, trust or other action.

(d)	Execution: Each Transaction Document to which any Note Party is a party has been duly executed and delivered by it.

(e)

Binding Obligations: Each Transaction Document to which any Note Party is a party is a legal, valid and binding obligation of each Note Party that is a party thereto enforceable against such Note Party or other party thereto, as applicable, in accordance with its terms except as enforceability may be limited by general principles of equity and by Applicable Laws regarding bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by moratorium laws from time to time in effect.

(f)	Violations and Approvals: The execution, delivery and performance by each Note Party of each Transaction Document to which it is a party:

(i)	does not and will not violate its articles, by-laws, partnership agreement, trust indenture (each as applicable) or other governing documents;

(ii)

does not and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest, other than a Permitted Encumbrance, upon any of its Property pursuant to any Material

Agreement or Material License to which it is a party or by which it or its Property may be bound or affected;

(iii)

does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority other than such as are necessary with respect to the registration and perfection of the Security and the Security Interests constituted thereby; and

(iv)	does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its Property.

(g)

Security: The Security Interests created by the Security granted by each Note Party to the Creditor rank as first priority Security Interests in priority to all other Security Interests over the Collateral, subject only to Permitted Encumbrances which, under Applicable Law, may rank in priority thereto or are Permitted Encumbrances subject to the Intercreditor Agreement.

(h)

Title to Property: Each Note Party has good and marketable title to all of its Property free and clear of all Security Interests, claims and encumbrances other than Permitted Encumbrances which are applicable to it and, to the best of its knowledge, information and belief, no Person is asserting or has given notice of its intention to assert any Security Interest other than Permitted Encumbrances relating to any such Property. As at the Closing Date, Schedule (E)(h) sets out all real property (including, for certainty, owned and leased real property) in which the Note Parties have any right, title or interest.

(i)

Intellectual Property: As of the Closing Date, Schedule (E)(i) sets out all Intellectual Property used in or necessary for the conduct of the Business of the Note Parties as currently conducted as well as the particulars of any registrations thereof with the Canadian Intellectual Property Office. The Company and each of the other Note Parties possesses and is the sole legal and beneficial owner of or has licensed to it on normal commercial terms all the Intellectual Property necessary for the conduct of the Business of the Note Parties, each of which is in good standing and in full force and effect. To the best knowledge of the Company, neither it nor any of the other Note Parties is infringing or is alleged to be infringing on the rights of any Person with respect to any Intellectual Property (or any application or registration in respect thereof or any licence, discovery, improvement, process, formula, know-how, data, plan or specification). The Company and each of the other Note Parties has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property and licences owned by it.

(j)

Litigation: Other than the litigation disclosed to the Creditor in Schedule (E)(j), there are no actions, suits or proceedings pending or, to the best of the knowledge, information and belief of any Note Party, threatened against any Note Party at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind which would reasonably be expected to result in claims in excess of Cdn.$1,500,000 and no Note Party is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind which, in the aggregate, would reasonably be expected to result in claims in excess of Cdn.$1,500,000.

(k)

Books and Records; Financial Condition: Each Note Party maintains records and books of account in which true and complete entries are made in a manner sufficient to enable the preparation of financial statements in accordance with IFRS. All financial statements of the Note Parties provided to the Creditor by or on behalf of any Note Party fairly reflect, as of the dates thereof, the financial condition of the Note Parties in all material respects and the results of their operations for the periods covered thereby, have been prepared in accordance with IFRS (except that any unconsolidated financial statements of any Subsidiary may be prepared without notes) and, from the date of the latest of such financial statements submitted to the Creditor, no event or circumstance has occurred which would reasonably be expected to have a Material Adverse Effect.

(l)

Taxes: All income tax and other returns required to be filed prior to the date hereof have been filed by or on behalf of each Note Party to the relevant taxation or other authorities and no Note Party is in default of payment of any taxes of any material amount, except for taxes the payment of which is subject to a Permitted Contest, and no reassessment, appeal or material claim is, to the best of the knowledge, information and belief of any Note Party, being asserted or processed with respect to taxes which is not disclosed in the financial statements referred to in clause (k) of this Schedule (E)(l), in respect of periods to which such financial statements relate.

(m)

Insurance: Each Note Party has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its Property and providing such coverage as would be maintained by Persons engaged in the same or similar business in the localities where its Property is located or, if such insurance is not available on commercially reasonable terms, such other insurance to the satisfaction of the Creditor, acting reasonably.

(n)

Compliance with Applicable Laws: Each Note Party is in compliance with all Applicable Laws in all material respects. Without limiting the generality of the foregoing, the Company and each of the other Note Parties is in compliance with all Cannabis Laws applicable to it and its Business, except where any failure to do so is capable of being remedied, and is being diligently remedied, within the time periods permitted by the applicable Governmental Authority and specifically, but without limitation, none of (i) the purchase from any Note Party, or import from Canada, of Cannabis by a Person resident (or otherwise located) in a Qualified Jurisdiction, or (ii) the sale to a Person resident (or otherwise located) in a Qualified Jurisdiction, or export to such Qualified Jurisdiction, of Cannabis by any Note Party, will violate or result in a breach of any applicable Cannabis Laws.

(o)	Environmental Laws: Each Note Party:

(i)

has obtained, made or given all Governmental Actions which are required under all applicable Environmental Laws except to the extent that failure to obtain, make or give the same would not reasonably be expected to have a Material Adverse Effect;

(ii)

is in compliance with all Environmental Laws and all terms and conditions of all such Governmental Actions, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect; and

(iii)

has not received any notice of non-compliance with any Environmental Laws from any Governmental Authority or other Person or that any Release has occurred of, from, around, under or in respect of any of the Collateral which would reasonably be expected to have a Material Adverse Effect.

(p)	Indebtedness: No Note Party has any Indebtedness other than Permitted Indebtedness.

(q)	Financial Assistance: No Note Party has provided any Financial Assistance to any Person or Persons other than Permitted Financial Assistance.

(r)

Material Agreements; Material Licenses: As of the Closing Date: (i) Schedule E(r)(i) contains a true and complete list of all Material Agreements, and (ii) Schedule E(r)(ii) contains a true and complete list of all Material Licenses. Each Material Agreement and each Material License is in good standing and in full force and effect and none of the Note Parties is in breach of any of the terms or conditions of any Material Agreement or Material License to which it is a party (or otherwise applicable to it). Except as disclosed in writing to the Creditor and as permitted hereby, no Material Agreement or Material License has been amended, supplemented or revised since the date of execution thereof.

(s)	Organizational Chart; Subsidiaries and Affiliates: As of the Closing Date:

(i)	the Organizational Chart set forth in Schedule E(s) is true and correct;

(ii)

the Company has no Subsidiaries or Affiliates organized under the laws of any jurisdiction in Canada other than SGI Partnership (which shall be wound-up and dissolved pursuant to Schedule F), Sundial Managing Partner Inc. (which shall be wound-up and dissolved pursuant to Schedule F), Kamcan Products Inc., Sprout Technologies Inc. and 2011296 Alberta Inc., and the Company directly or indirectly owns all of the issued and outstanding Voting Shares of SGI Partnership, Sundial Managing Partner Inc., Kamcan Products Inc., Sprout Technologies Inc. and 2011296 Alberta Inc.; and

(iii)

all of the issued and outstanding Equity Interests of the Note Parties (other than the Company), SGI Partnership, Sundial Managing Partner Inc., the other Subsidiaries of the Company and Pathway RX Inc. are set forth in Schedule (E)(s), which also includes a description of the status of each such entity (e.g. as a Note Party or a Non-Material Foreign Subsidiary, as applicable).

(t)	Note Parties: As of the Closing Date, the only Note Parties are: the Company, Kamcan Products Inc., Sprout Technologies Inc., 2011296 Alberta Inc.

(u)	Chief Executive Office: As of the Closing Date, the chief executive office and registered office of the Company and each other Note Party is located in Alberta.

(v)

Location of Business and Collateral: As of the Closing Date, no Note Party (other than the Company) carries on business in any jurisdictions other than Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan and the only jurisdictions in which the Company carries on business are Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan. As of the Closing Date, all tangible Collateral of the Note Parties, real or personal, is located in Alberta or British Columbia.

(w)

Leased Property: As of the Closing Date, the aggregate value of all inventory, equipment and other Property of the Note Parties located on the premises of any real property leased by a Note Party (other than the real property described in Schedule (E)(w)) does not exceed $2,000,000.

(x)	Fiscal Year End: As of the Closing Date, the Company’s Fiscal Year end is on December 31.

(y)	Permitted Subordinated Indebtedness Documents: No default or event of default under any Permitted Subordinated Indebtedness Documents, has occurred and is continuing.

(z)

Pension Plans; Labour Matters: Neither the Company nor any of the other Note Parties has any Pension Plans. There are no existing or, to the best knowledge of the Company, threatened strikes, lock-outs or other disputes relating to any collective bargaining agreement to which the Company or any other Note Party is a party and no trade union, council of trade unions or employee bargaining agency has applied or, to the best knowledge of the Company, threatened to apply to be certified as the bargaining agent of any of the employees of the Company or any other Note Party in the last three (3) years. The hours worked and payments made to employees of the Company and each other Note Party have not been in violation of any Applicable Laws, in any material respect.

(aa)	Events of Default: No Default or Event of Default has occurred and is continuing.

(bb)

Solvency: The Company and each of the other Note Parties is Solvent. No corporate action, legal proceeding or other procedure or step described in Sections 4(ix) and 4(x) of the Note, or creditors’ process described in Sections 4(ix) and 4(x) of the Note has been taken or, to the knowledge of the Company, is threatened in relation to any Note Party, and none of the circumstances described in Sections 4(ix) and 4(x) applies to any Note Party.

(cc)

Accuracy of Information: All Appraisals, budgets, economic models and other information (including financial information and cash flow or other projections), materials and documents delivered by or on behalf of the Company or any other Note Party to the Creditor in contemplation of the transactions contemplated by this Agreement or as required by the terms of this Agreement were:

(i)

in the case of all such Appraisals, budgets, economic models and other information, materials and documents (but excluding therefrom any projections), true, complete and accurate in all material respects as at their respective dates; and

(ii)	in the case of any such projections, prepared in good faith based upon assumptions believed to be reasonable at the time made;

provided that, with respect to any such Appraisals, budgets, economic models and other information, materials and documents provided by a third party, this representation is limited to the knowledge of the Note Parties.

(dd)

Sanctions: Neither the Company nor any Affiliate of the Company (i) is a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada) or any associated regulations (each a “Canadian Sanctions Designated Person”), or (ii) engages in any dealings or transactions with any Canadian Sanctions Designated Person.

SCHEDULE “F”

Notice of Certain Events:

(a)	The Company shall provide the Creditor with prompt (and in any event no less than two (2) Business Days’) written notice of the occurrence of any Default or Event of Default.

(b)	The Company shall provide the Creditor with all notices required to be delivered by it to the Creditor under the Note and Warrants.

(c)

Within five (5) Business Days of receipt by the Company of both (x) a written request from the Creditor to receive the information being requested and (y) a written definitive and binding confidentiality agreement executed by the Creditor and the Company stating that the Creditor has a duty of confidentiality with respect to, and a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries provided by the Company to the Creditor (the conditions in the foregoing subclauses (x) and (y), the “Information Provision Conditions”), the Company shall provide to the Creditor any of the following information requested by the Creditor:

(i)

the existence or commencement of any actions, suits, litigation or other proceedings of which the Company has knowledge which are commenced against or adversely which affect any Note Party or any Note Party’s Property and which (together with all other actions, suits, litigation or other proceedings), if adversely determined, would reasonably be expected to have a Material Adverse Effect or result in aggregate liabilities for the Note Parties in excess of the Threshold Amount;

(ii)	any claim that has been made by any Person against any Note Party or any Collateral which, if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(iii)	any default under, or any other event entitling a counterparty to terminate or suspend any, Material Agreement received or delivered by any Note Party;

(iv)	the occurrence of any material Release or other material breach of Environmental Laws in respect of any Property of any Note Party;

(v)

any: (A) amendment, modification, suspension or revocation in respect of any Material License, together with a certified copy of all documents relating thereto, and (B) audit by Health Canada (and the result thereof) or warning, document, letter or notice from Health Canada to any Note Party or in respect of its Property or any other requirement of a Governmental Authority or Governmental Action reasonably be expected to have a negative or material impact on any Material License held by the Company or any other Note Party, together with the Company’s or other Note Party’s action plan with respect thereto;

(vi)

any rejection notice in respect of any new or renewal security clearance application for any director or officer of any Note Party or any other Person required to hold a security clearance pursuant to the Cannabis Act or the Cannabis Regulations;

(vii)	any hold, quarantine or recall of Cannabis or Cannabis related products produced, distributed or sold by a Note Party above the Threshold Amount;

(viii)	any change to the Organizational Chart of the Note Parties set forth in Schedule (E)(s);

(ix)	any change in the Intellectual Property of the Note Parties set forth in Schedule 3(x);

(x)	any change in the Material Agreements of the Note Parties set forth in Schedule (E)(r);

(xi)	any change in the Material Licenses of the Note Parties set forth in Schedule (E)(r);

(xii)	any change in the owned or leased real property of the Note Parties set forth in Schedule (E)(w) (including any acquisition of real property contemplated Section 8(g)(ii));

(xiii)

without limiting the obligations of the Note Parties in Section 8(k), any change to the issued and outstanding Equity Interests of the Note Parties (other than the Company), SGI Partnership and Sundial Managing Partner Inc. set forth in Schedule (E)(s);

(xiv)	notice of any payment, repayment, prepayment or redemption (voluntary or involuntary) under any Permitted Subordinated Indebtedness Documents;

(xv)	any information or confirmation that would be contained in a Compliance Certificate; and

(xvi)	any other matter, circumstance or event that has had or would reasonably be expected to have a Material Adverse Effect,

concurrently with the written notice required to be delivered pursuant to items (x) - (xiv) above, the Company shall provide the Creditor with a revised Schedule (E)(s), Schedule 3(x), Schedule (E)(r), Schedule E(w), Schedule E(h), as applicable, reflecting such information or change, as applicable, and each such Schedule shall replace the applicable existing Schedule, be incorporated herein by reference and be deemed to form part hereof;

(d)

Environmental Compliance Orders: subject to the Information Provision Conditions, the Company shall forthwith notify the Creditor and shall cause each other Note Party to make copies available for inspection and review on a confidential basis by representatives of the Creditor upon receipt of all written orders, control orders, directions, action requests, claims and complaints from a Governmental Authority relating to non-compliance with any Environmental Law;

(e)

Environmental Audit: upon the occurrence or discovery of any circumstance, condition or event which, in the opinion of the Creditor, acting reasonably, would reasonably be expected to result in any Environmental Liability to any Note Party which would reasonably be expected to have a Material Adverse Effect or result in liability above the Threshold Amount and, in any event, after the occurrence of an Event of Default which is continuing, the Creditor may, at the expense of the Company, arrange for an environmental audit to be conducted by an independent environmental engineer or other environmental consultant (such engineer or consultant to be chosen in consultation with the Company prior to the occurrence of an Event of Default which is continuing, provided, however, that the ultimate decision is to be that of the Creditor), such audit to be carried out, prior to the occurrence of an Event of Default which is continuing, in consultation with the Company to expedite the completion in a cost-effective manner. The Company shall and shall cause each other Note Party to, upon reasonable notice, and so long as any such engineer or consultant agrees to comply with the health and safety standards generally applicable to the Property to be audited, provide access to its Property in order for such engineer or consultant to conduct such environmental and other inspections as it deems advisable and in that connection to examine the books, records, assets, affairs and business operations of the Note Parties and to make inquiries of government offices concerning compliance by the Note Parties with Environmental Laws;

(f)	Environmental Indemnity:

(i)

the Company shall and shall cause each other Note Party to forthwith on demand fully indemnify, defend and save the Creditor and each of its directors, officers, employees and agents, and any of them (in this clause (d) any one or more or all of such Persons is referred to as the “Environmental Indemnified Party”), harmless from and against any and all liabilities, losses, claims, damages and expenses (including all reasonable fees of counsel on a solicitor and his own client basis and accountant fees and reasonable expenses, court costs and all other reasonable out-of-pocket expenses) sustained, paid, incurred or suffered by the Environmental Indemnified Party arising in any manner whatsoever out of or as a result of any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting any Note Party or the Collateral, or the property of others where any Note Party would be reasonably likely to have any liability in respect thereof under Applicable Law (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this clause (d) as “Environmental Loss”). Notwithstanding the generality of the foregoing, the Note Parties shall not be obliged to indemnify the Environmental Indemnified Party to the extent any Environmental Loss has been incurred by reason of the gross negligence or wilful misconduct of such Environmental Indemnified Party. The Company acknowledges on behalf of itself and each Note Party that the Creditor is entering into the provisions of this clause (d) on its own behalf and as agent and trustee for its directors, officers, employees and agents;

(ii)

if any claim (in this clause (d) referred to as a “Environmental Claim”) shall be asserted by any Person against the Environmental Indemnified Party which may give rise to a Environmental Loss, the Environmental Indemnified Party shall promptly notify the Company of all particulars of such Environmental Claim upon learning of same. The failure to give any such notice, however, shall not affect any Note Party’s liability to indemnify the Environmental Indemnified Party unless such failure adversely and materially affects its ability to defend, object to, oppose or contest that Environmental Claim;

(iii)

(A) each Note Party shall at all times have the right, if no Default or Event of Default has occurred and is continuing, but shall not be required, at its sole expense, to resist, defend and compromise any Environmental Claim in the name of the Environmental Indemnified Party, by legal counsel reasonably acceptable to the Environmental Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the Environmental Indemnified Party shall have the right to participate in the defence or compromise of any Environmental Claim by other legal counsel of its choosing if the Environmental Indemnified Party, acting reasonably, determines it should so participate; provided that subject to subclause (B) below, the fees and disbursements of such other counsel shall be paid by the Company. The Environmental Indemnified Party shall not effect any settlement or compromise of any Environmental Claim without the prior written consent of the Company. Notwithstanding anything herein to the contrary, the Company on its own behalf must defend or must cause the applicable Note Party to defend such claim, diligently and reasonably throughout the period while such Claim exists. If any Note Party exercises its rights under this clause (d), the Company shall cause such Note Party not to compromise or otherwise settle a Environmental Claim without the consent of the Environmental Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld or delayed. The inability of the Note Parties to pay such Claim in full shall constitute a sufficient reason to withhold such consent; and

(B)

the Note Parties shall not, in connection with any Environmental Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Environmental Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Company in writing and such firm or firms shall be designated in writing by the Creditor on behalf of each Environmental Indemnified Party;

(g)

Additional Information: subject to the Information Provision Conditions, the Company shall, and shall cause each other Note Party to, promptly furnish to the Creditor any additional information regarding the Note Parties’ Business and the affairs, operations and financial condition of each Note Party as the Creditor shall reasonably request or which the Company deems material to the Creditor’s continuing due diligence and shall, at all times, ensure the accuracy of all such information in all material respects;

(h)

Subsidiary Ownership: the Company shall ensure that, at all times, the Company beneficially owns either directly or indirectly through one or more Material Subsidiaries, all of the issued and outstanding Voting Shares in the capital stock of each Material Subsidiary (other than as contemplated by this Agreement);

(i)

Further Assurances: subject to the Information Provision Conditions, the Company shall do and shall cause each other Note Party to do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Creditor in order to ensure the terms and provisions of the Transaction Documents are fully performed and carried out;

(j)

Equity Raise: on or before December 1, 2020, the Company shall have raised gross cash proceeds in the amount of not less than U.S. $10,000,000 pursuant to issuance of new equity or equity linked securities by the Company, and the Creditor shall have received satisfactory evidence of the same;

(k)

Compliance Certificate: subject to the Information Provision Conditions, the Company shall furnish to the Creditor a duly executed and completed Compliance Certificate, concurrently with the provision of each of the financial statements pursuant to Section 4(d) of this Agreement and effective as of the last day of the Fiscal Year or Fiscal Quarter, as applicable;

(l)

Insurance: the Company shall furnish certificate(s) of insurance showing the Creditor as loss payee and additional insured and evidencing compliance with clause (m) of Schedule “E” on an annual basis, and in any event within 90 days after the end of each Fiscal Year;

(m)

Property Taxes: on an annual basis, no later than August 30 for the Fiscal Year ending December 31, 2020 and June 30 in each year thereafter, the Company shall provide to the Creditor evidence satisfactory that Taxes relating to the real property of the Note Parties then due and payable by the Note Parties have been irrevocably paid in full; provided that if the Company fails to provide such evidence the Creditor may obtain tax certificates in respect of the Note Parties at the expense of the Company;

(n)

Permitted Subordinated Indebtedness Documents: the Company will furnish to the Creditor copies of: (i) all amendments to any Permitted Subordinated Indebtedness Documents or the First Lien Credit Documents, and (ii) unless otherwise filed or publicly available on EDGAR or SEDAR, and subject to the Information Provision Conditions, all material notices given or received, and all material statements, reports or other documents delivered, by the Company pursuant to or in connection with the Permitted Subordinated

Indebtedness Documents to the extent not already delivered pursuant to this Agreement within 5 Business Days’ execution thereof;

(o)

Provision of Other Information: without limiting the foregoing, from time to time as soon as practicable after request of the Creditor, and in any event within five (5) days after such request, and subject to the Information Provision Conditions, the Company shall provide to the Creditor:

(i)

copies of all financial statements, reports or other documents delivered to (A) the First Lien Creditors or any pursuant to or in connection with the First Lien Credit Agreement and (B) New Investor pursuant to or in connection with the New Investor Convertible Notes;

(ii)

copies of all material correspondence and notices received by any Note Party from any Governmental Authority with respect to any Material License, or relating to any regulatory or other investigations into any Note Party’s Cannabis-Related Activities;

(iii)

copies of all final prospectuses or other similar offering documents such as private placement memorandums, registration statements, material change reports and annual information forms filed by it with any securities regulatory authorities together with such other information relating to the business, affairs, operations and financial condition of any Note Party as the Creditor may reasonably request provided that, if applicable, the Company may satisfy the foregoing by posting such information on SEDAR, EDGAR or on another website as notified to and agreed to by the Creditor provided that the Creditor is aware of the address of and any relevant password specifications for such website. The Company shall forthwith advise the Creditor promptly upon becoming aware that such website cannot be accessed or if the password specifications change or any existing information posted onto such website is amended. If the Creditor cannot access such information on the relevant website, the information will instead be provided to the Creditor in paper form; and

(iv)

such other information in respect of the conduct of business or financial condition of the Note Parties, including an updated Appraisal (or update in respect thereof) relating to the Note Parties’ Property relating to the Note Parties’ Business as reasonably requested by the Creditor from time to time;

(p)	Post-Closing Covenants: the Creditor shall have received, in form and substance satisfactory to the Creditor, within 30 days following the Closing Date:

(i)

certificates of title in respect of the real property that is subject to the Debentures evidencing the discharge of the Existing Liens and compliance with Section 1.2(g) of the First Lien Credit Agreement. For certainty, any Existing Liens in place after the aforementioned 30 day period shall cease to be “Permitted Encumbrances” pursuant to paragraph (q) of the definition thereof; and

(ii)	a leasehold mortgage in favour of the Creditor constituting a first ranking fixed and specific charge over the Company’s Didsbury Property.

(q)	SGI Entities: Within:

(i)	10 Business Days after the closing of the Bridge Farm PSA, the Company shall cause SGI Partnership and Sundial Managing Partner Inc. to be wound-up and dissolved; and

(ii)	90 days after the closing of the Bridge Farm PSA, the Company shall cause Sundial UK Limited to be wound-up and dissolved.

SCHEDULE “G”

Definitions

“Accounts Receivable” means any right of a Person to payment for services rendered or goods sold in the ordinary course of business classified as an account receivable in accordance with IFRS;

“Acquisition” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates, (b) all or substantially all of the Property of any other Person, or (c) any division, business or operation of any other Person or of all or substantially all of the Property of any division, business or operation of any other Person;

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified;

“Applicable Law” means, in relation to any Person, Property, transaction or event, all applicable provisions (or mandatory applicable provisions, if so specified) of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of all Governmental Authorities and Governmental Actions in actions or proceedings in which the Person in question is a party or by which it is bound or having application to the Person, Property, transaction or event;

“Appraisal” means an appraisal performed by a qualified independent appraiser satisfactory to the Creditor and the Company;

“Bridge Farm Guarantee” means the guarantee of seller’s obligations granted by the Company pursuant to the Bridge Farm PSA;

“Bridge Farm PSA” means the sale and purchase agreement dated May 15, 2020 among Project Giant Bidco Limited, as buyer, David Ball, as buyer’s guarantor, Sundial UK Limited, as seller, and the Company, as seller’s guarantor, pursuant to which all of the issued share capital of Project Seed Topco Limited will be sold to Project Giant Bidco Limited;

“Business” means the business of cultivating, producing, processing, packaging, transportation and marketing of Cannabis for distribution and sale, and including, as the case may be, the importation or exportation of such Cannabis products and all other Cannabis-Related Activities related to the foregoing;

“Business Day” means a day, excluding Saturday and Sunday, on which banking institutions are open for the transaction of commercial business in Calgary, Alberta;

“Canadian Dollars”, “Cdn. Dollars” and the symbols “Cdn. $” and “$” each mean lawful money of Canada;

“Cannabis” means:

a.

any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, Marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower, or trichome;

b.

any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by paragraph (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof;

c.	any organism engineered to biosynthetically produce the material contemplated by paragraph (b) of this definition, including any micro -organism engineered for such purpose;

d.

any biologically or chemically synthesized version of the material contemplated by paragraph (b) of this definition or any analog thereof, including any product made by any organism contemplated by paragraph (c) of this definition;

e.	any other meaning ascribed to the term “cannabis” under Applicable Law in any Qualified Jurisdiction, including the Cannabis Act and the Controlled Drugs and Substances Act (Canada); and

f.	any other meaning ascribed to the term “cannabis” under the Controlled Substances Act (United States);

“Cannabis-Related Activities” means any activities, or offer to undertake such activities relating to or in connection with the possession, importation, exportation, cultivation, processing, production, packaging, labelling, purchase, distribution, transportation, sale (including the import and export), promotion or advertising of Cannabis or Cannabis-related products;

“Cannabis Act” means the Cannabis Act (Canada), S.C. 2018, c. 16;

“Cannabis Laws” means all Applicable Laws and Governmental Actions with respect to Cannabis-Related Activities or in any way affecting or impacting the operation of Cannabis, including the Cannabis Act and the Cannabis Regulations;

“Cannabis Regulations” means the Cannabis Regulations (Canada), SOR/2018-144, and all other regulations from time to time promulgated thereunder or under any other statute in any Qualified Jurisdiction;

“Collateral” is a collective reference to all Property of the Note Parties and the proceeds and products thereof, subjected or intended to be subjected from time to time to any Security Interest under any of the Security;

“Commodity Swap” means an agreement entered into between a Person and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate such Person’s exposure to fluctuations in commodity prices, whether physically or financially settled;

“Compliance Certificate” means a compliance certificate substantially in the form attached hereto as Schedule I executed by a senior officer of the Company;

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise; “Controlling” and “Controlled” have meanings correlative thereto;

“Convertible Debentures” means any convertible subordinated debentures issued, created, incurred or assumed by the Company which have all of the following characteristics:

a.	an initial final maturity or due date in respect of repayment of principal extending beyond the Maturity Date (as defined in the Note);

b.

no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payment which can be satisfied by the delivery of common shares in the capital stock of the Company as contemplated in paragraph (f) of this definition) prior to the Maturity Date;

c.

upon and during the continuance of a Default, an Event of Default or acceleration of the time for repayment of any Principal which has not been rescinded: (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures are subordinate and junior in right of payment to all such Principal; and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures;

d.

upon distribution of the assets of the Company on any dissolution, winding up, total liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Principal shall first be paid in full, or provisions made for such payment, before any payment is made on account on principal, premium (if any) or interest payable in regard to such debentures;

e.

the occurrence of a Default, an Event of Default or the acceleration of the time for repayment of any of the Principal or enforcement of the rights and remedies of the Creditor shall not in and of themselves:

i.	cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or instrument governing the same; or

ii.	cause or permit the obligations under such debentures to be due and payable prior to the stated maturity thereof; and

f.

except during an “event of default” under and as defined in such debentures and the indenture or agreement governing same, payments of interest or principal due and payable under such debentures can be satisfied, at the option of the Company, by delivering common shares in the capital stock of the Company in accordance with the indenture or agreement governing such debentures (whether such common shares are received by the holders of such debentures as payment or as sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures);

“Currency Swap” means a contract entered into between a Person and a counterparty on a case by case basis in connection with forward rate, currency swap or currency exchange and other similar currency related transactions, the purpose and effect of which is to mitigate or eliminate such Person’s exposure to fluctuations in exchange rates;

“Debentures” means, collectively, a demand debenture dated June 27, 2019 granted by the Company in favour of the Creditor, as amended by an amending agreement dated as of June 5, 2020, governed by Alberta law and a demand debenture dated June 27, 2019 granted by the Company in favour of the Creditor, as amended by an amending agreement dated as of June 5, 2020, governed by British Columbia laws;

“Default” shall mean the occurrence of any of the events specified in Section 4 of the Note (other than a Triggering Event (as defined in the Note)), whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied;

“Didsbury Property” means, collectively, the [Redacted: Confidential Information];

“Disposition” means any sale, assignment, transfer, conveyance, lease or other disposition of all or any portion of any Property of any Note Party, including, for greater certainty, pursuant to a Sale/Leaseback, in a single transaction or a series of related transactions and the word “Dispose” shall have a correlative meaning;

“Distribution” by a Person means:

a.	any declaration, payment or setting aside for payment of any dividend, return of capital or other distribution or payment on or in respect of any of the Equity Interests of such Person;

b.	any redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any of the Equity Interests of such Person;

c.

the payment of any principal, interest, fees, redemption amounts or other amounts on or in respect of any loans, advances or other indebtedness owing at any time by such Person to a holder of Equity Interests of such Person or an Affiliate of such holder;

d.

any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a holder of Equity Interests of such Person or an Affiliate of such holder except where any such payment is made to any such holder in such holder’s capacity as an officer, director or employee of such Person in the ordinary course of business; or

e.

the transfer by the Person of any Property for consideration of less than its or their fair market value or on non-arms’ length terms and conditions to a holder of Equity Interests of such Person or an Affiliate of such holder;

f.	whether any of the foregoing is made, paid or satisfied in or for cash, property or both;

“Environmental Laws” means all Applicable Laws and Governmental Actions regarding the environment or pursuant to which Environmental Liabilities could arise or have arisen, including all Applicable Laws and Governmental Actions relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

“Environmental Liabilities” means any and all liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, Property or the environment as a result of any Release or the condition of any Property, whether or not caused by a breach of Applicable Laws, including all liabilities arising from or related to any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing;

“Equity Interest” means:

a.	in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock;

b.	in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity;

c.	in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable; and

d.	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of Property of, the issuing Person,

e.

and including, in all of the foregoing cases described in clauses (a), (b), (c) or (d), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases;

“Equivalent Amount” in one currency (the “First Currency”) of an amount in another currency (the “Other Currency”) means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the spot rate of exchange for such conversion as quoted by the Bank of Canada at 4:30 p.m. (Toronto time) on the Business Day that such conversion is to be made or, if such conversion is to be made before 4:30 p.m. on such Business Day, 4:30 p.m. on the immediately preceding Business Day or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, and, in either case, if no such rate is quoted, at such other rate as may have been agreed to by the Company and the Creditor;

“Event of Default” means any Event of Default (as defined in the Note);

“Existing Liens” means, collectively, the liens registered against the real property of the Company in favour of (a) Carbonex Contractors Ltd. registered on March 13, 2020 as instrument no. 201 052 351 in the amount of $365,583.87, (b) Canem Systems Ltd. on March 20, 2020 as instrument no. 201 057 099 in the amount of $253,251.32, and (c) World Class Contracting Ltd. registered on April 9, 2020 as instrument no. 201 069 687 in the amount of $386,253.94;

“Financial Assistance” means, with respect to any Person and without duplication, any loan, Guarantee, indemnity, assurance, acceptance, extension of credit, loan purchase, share purchase, equity or capital contribution, equity or capital investment or other form of direct or indirect financial assistance or support by such Person of any other Person or in respect of any obligation of such other Person (contingent or otherwise). The amount of any Financial Assistance is the amount of any loan, investment or other direct or indirect financial assistance or support, without duplication, given, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is the determinable amount;

“Financial Lease” means any lease of Property, or any similar arrangement which would, in accordance with IFRS, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Company or a Subsidiary of the Company, but for certainty does not include an Operating Lease or a premises lease, in each case entered into in the ordinary course of business (and, for certainty, no Sale/Leaseback shall be considered to be entered into in the ordinary course of business);

“First Lien Agent” means ATB Financial and any successor of ATB Financial appointed as administrative agent pursuant to the First Lien Credit Agreement;

“First Lien Credit Agreement” means the amended and restated credit agreement dated as of June 5, 2020 among the Company, as borrower, the lenders party from time to time thereto, and ATB Financial, as administrative agent of such lenders, as the same may be amended, modified, supplemented or restated from time to time not in contravention of the terms of the Intercreditor Agreement;

“First Lien Creditors” means the First Lien Agent and the lenders under the First Lien Credit Agreement from time to time;

“First Lien Documents” means, collectively, the First Lien Credit Agreement, all Guarantees provided in connection therewith, all documents providing a Security Interest in favour of First Lien Agent and the First Lien Lenders, and all other agreements, instruments and other documents governing or relating thereto as permitted hereunder and under the Intercreditor Agreement;

“First Lien Indebtedness” means, collectively (but without duplication), the aggregate amount of Indebtedness (direct or indirect) arising under the terms of the First Lien Credit Agreement or any Guarantee granted in respect thereof (including all Senior Swap Indebtedness, Senior Creditcard Obligations, and all Senior Cash Management Obligations (each as are defined in the Intercreditor Agreement), subject at all times to the terms of the Intercreditor Agreement;

“Fiscal Year” means the Company’s fiscal year commencing on January 1 of each year and ending on December 31 of such year;

“Governmental Action” means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank) and including a Minister of the Crown, the Superintendent of Financial Institutions, Health Canada or any other comparable or similar authority or agency;

“Guarantee” means any undertaking, whether direct or indirect, contingent or otherwise, to assume, guarantee, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness or liability of any Person, or indemnifying any Person against loss in any manner, whether direct or indirect; provided that the amount of each Guarantee shall be deemed to be the amount of the indebtedness or liability guaranteed, indemnified or assured thereby, unless the Guarantee is limited to a specified amount or to realization on specified Property, in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified Property, as the case may be, or the amount of such indebtedness or liability;

“Health Canada Licence” means, collectively, any licence issued by Health Canada to any of the Note Parties in respect of the Business, including without limitation: (a) licence no. LIC-K8399K3QIB-2018-7 dated effective February 14, 2020 granted to the Company to process and cultivate Cannabis at 6102 48th Avenue, Olds, Alberta, T4H 1V1, as the same may be amended, supplemented or otherwise modified from time to time; and (b) licence no. LIC-4QZ85KDBPT-

2018-4 dated effective October 24, 2019 granted to the Company to cultivate, process and sell (for medical purposes) Cannabis;

“Indebtedness” means, as at any particular time and as determined on a consolidated basis in respect of the Company in accordance with IFRS, all obligations, indebtedness and liabilities (without duplication):

a.	for borrowed money, including by way of overdraft or other extensions of credit, and any Permitted Subordinated Indebtedness;

b.

arising pursuant to bankers’ acceptance facilities, note purchase facilities and commercial paper programs, or the stated amount of letters of credit, letters of guarantee and surety bonds supporting obligations which would otherwise constitute Indebtedness within the meaning of this definition or indemnities issued in connection therewith;

c.	evidenced by bonds, debentures, notes or other similar instruments (whether or not with respect to the borrowing of money and whether or not payable by, or convertible into, equity);

d.

arising under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other obligations of any other Person which would otherwise constitute Indebtedness within the meaning of this definition;

e.

incurred for the purpose of or having the effect of providing Financial Assistance relating to obligations of any other Person which would otherwise constitute Indebtedness within the meaning of this definition;

f.	secured by a Permitted Encumbrance on any Property of the Note Parties, whether or not assumed by them;

g.

arising under or in connection with an absolute or limited recourse sale or factoring of accounts receivable or other asset securitization program (with the amount of Indebtedness thereunder deemed to be equal to the net proceeds received by such Person thereunder);

h.	for or in respect of Financial Leases;

i.

for or in respect of the deferred purchase or acquisition price of Property or services (including obligations secured by Purchase Money Security Interests and obligations in respect of a Sale/Leaseback);

j.	for or in respect of the purchase price of any Property the purchase price in respect of which has been prepaid by the purchaser; and

k.	for or in respect of redemption obligations with respect to any shares issued by the Company or a Subsidiary (excluding shares that may be redeemed in whole or in part in specie) which are not held by the Company or its Subsidiaries and which are by their terms or pursuant to any contract, agreement or arrangement:

l.

redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Indebtedness in any case, prior to the Maturity Date: a.at a fixed or determinable date, b. at the option of any holder thereof, or upon the occurrence of a condition not solely within the control and discretion of the Company or such Subsidiary; or

m.	convertible into any other shares described in (i) above;

“Indoor Modular Grow Rooms” means the Company’s proprietary custom-built cannabis cultivation modules;

“Industrial Hemp” has the meaning ascribed to such term or the term “hemp” under: (a) the Applicable Law of any Qualified Jurisdiction, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act, or (ii) the Agricultural Marketing Act of 1946 (United States);

“Intellectual Property” means all patents, trademarks, tradenames, copyrights, technology, software and other Property customarily considered to be intellectual property;

“Intercreditor Agreement” means the amended and restated intercreditor agreement made as of June 5, 2020 entered into among, inter alios, the First Lien Agent, for and on behalf of the First Lien Lenders, the Creditor and the Note Parties;

“Interest Swap” means a contract entered into between a Person and a counterparty, on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate such Person’s exposure to fluctuations in interest rates;

“Marijuana” has the meaning ascribed to such term under: (a) the Applicable Law in any Qualified Jurisdiction, or (b) the Controlled Substances Act (United States);

“Material Adverse Effect” means any event, circumstance, occurrence or change which would reasonably be expected to:

a.	impair in any material manner the ability of any Note Party to perform any of its obligations under this Agreement or any other Transaction Document;

b.

have any material and adverse effect upon the validity or enforceability of any of the Security or upon the ranking of any of the Security Interests granted thereby or the rights or remedies intended or purported to be granted to the Creditor under or pursuant to the Security; or

c.	be material and adverse to the business, operations, Property, condition (financial or otherwise), results of operations or prospects of the Note Parties, on a consolidated basis and taken as a whole;

provided that the events in respect of the COVID-19 pandemic and related impacts (individually, a “COVID-19 Event”) shall not constitute an event giving rise to a Default or Event of Default pursuant to section 4(a)(xxv) of the Note, without limiting any other Event of Default that may arise under any other part of Section 4 of the Note as a direct or indirect consequence of any COVID-19 Event.

“Material Agreement” means each agreement listed in Schedule (E)(r) and any other contract, undertaking, agreement or other instrument to which a Note Party is a party or to which any of its Property may be subject: (a) pursuant to which any Note Party is bound or to which it or any of its Property is subject, pursuant to which a Note Party (i) generated revenues or incurred expenditures, in either case, greater than the Threshold Amount during the immediately preceding Fiscal Year, or (ii) is projected to generate revenues or incur expenditures, in either case greater than the Threshold Amount during the then current or immediately succeeding Fiscal Year, or (b) for which breach, non-performance, cancellation, termination or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Material Licenses” means each Health Canada License, each licence, permit or approval listed in Schedule E(r) and any other licence, permit, registration, qualification or approval (or application therefor) issued by any Governmental Authority to any Note Party for which breach, non-performance, cancellation, termination or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Material Subsidiary” means any direct or indirect Subsidiary of the Company other than the Non-Material Foreign Subsidiaries.

“Merritt Property” means the property legally described as [Redacted: Confidential Information];

“New Investor” means Hudson Bay Master Fund Ltd., a company organized under the laws of the Cayman Islands;

“New Investor Convertible Notes” means, collectively, the senior unsecured subordinated convertible notes to be issued by the Company in the aggregate principal amount not exceeding U.S.$18,000,000 (with the gross cash proceeds received therefrom not being less than U.S.$15,000,000) pursuant to the New Investor Securities Purchase Agreement, which at all time must be subject to the New Investor First Lien Side Letter Agreement;

“New Investor Documents” means, collectively, the New Investor Convertible Notes, the New Investor First Lien Side Letter Agreement, the New Investor Securities Purchase Agreement, the New Investor Warrants, the New Investor Registration Rights Agreement and all other agreements, instruments and other documents governing or relating thereto as permitted hereunder and under the New Investor First Lien Side Letter Agreement; and “New Investor Document” means any of them;

“New Investor Holders” means collectively, the New Investor and the other investors party to, or that are holders of, an New Investor Convertible Note or a New Investor Warrant;

“New Investor Indebtedness” means, collectively (but without duplication), the aggregate amount of Indebtedness (direct or indirect) arising under the terms of the New Investor Convertible Notes;

“New Investor Registration Rights Agreement” means the registration rights agreement dated June 5, 2020 among the Company and each of the New Investor Holders;

“New Investor Securities” means, collectively, the New Investor Convertible Notes, the New Investor Warrants and the Common Shares of the Company to be issued upon conversion or exercise, as applicable, of the New Investor Convertible Notes or New Investor Warrants;

“New Investor Securities Purchase Agreement” means the securities purchase agreement between the Company and New Investor dated as of the Issuance Date with respect to the offer and sale of the New Investor Convertible Notes and New Investor Warrants;

“New Investor Warrants” means the warrants to purchase Common Shares to be issued by the Company pursuant to the New Investor Securities Purchase Agreement;

“Non-Material Foreign Subsidiary” means (a) Sundial Portugal, Unipessoal LDA, Sundial Deutschland GmbH and any other direct or indirect Subsidiary of the Company incorporated or formed outside of Canada; provided that no such Subsidiary at any time, has any assets located or domiciled in Canada or operations or revenue originating or derived from the Business in Canada at which point such Subsidiary shall cease to be a Non-Material Foreign Subsidiary and (b) subject to Schedule F(o), SGI Partnership, Sundial Managing Partner Inc. and Sundial UK Limited;

“Note Parties” means, collectively, the Company and each Material Subsidiary and “Note Party” means any of them;

“Note Party Guarantee” means the amended and restated guarantee made as of the date hereof executed by each of the Note Parties (other than the Company) in existence on the date hereof in favour of the Creditor, guaranteeing the Secured Obligations of each other Note Party, as amended or supplemented from time to time pursuant to one or more joinder agreements;

“Note Party Security Agreement” means the amended and restated security agreement dated as of the date hereof executed by the Note Parties in existence on the date hereof in favour of the Creditor granting a first priority security interest (subject only to Permitted Encumbrances are Permitted Encumbrances subject to the Intercreditor Agreement) over all present and after-acquired personal property of such Note Party, registered in Alberta, British Columbia and all other Canadian jurisdictions in which each such Note Party hereafter carries on business or owns material Property;

“Operating Lease” means a lease of real or personal property which would have been classified as an operating lease under IFRS as in effect prior to December 31, 2018;

“Organizational Chart” means the organizational chart relating to the Note Parties attached hereto as Schedule (E)(s);

“Pension Plan” means a plan or arrangement maintained, sponsored or funded by any Note Party or in respect of which any Note Party has any liability, contingent or otherwise, in each case, that is or is intended to be a “registered pension plan” as such term is defined in the Income Tax Act (Canada) (including any such plan that contains a “defined benefit provision” as such term is defined in the Income Tax Act (Canada));

“Permitted Contest” means any action taken by a Note Party in good faith by appropriate proceedings diligently pursued to contest or appeal any Taxes, Security Interests or other claims (each, a “contest”), provided that:

a.	such Note Party has established reasonable reserves for such contest in accordance with IFRS;

b.	proceeding with such contest does not have, and would not reasonably be expected to have a Material Adverse Effect; and

c.	proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the Property of such Note Party;

“Permitted Dispositions” means, in respect of the Note Parties:

a.	a Disposition of inventory in the ordinary course of business and in keeping with prudent industry practice;

b.

a Disposition of any tools, implements, Parts, equipment or machinery which may have become worn out, unservable, unserviceable, obsolete, unsuitable or unnecessary in its operations or activities, provided that such Disposition is in the ordinary course of business and in keeping with prudent industry practice;

c.	abandonments, surrenders or terminations of immaterial rights or interests effected in the ordinary course of business in accordance with prudent industry practice;

d.	a Disposition by a Note Party to another Note Party;

e.	the Disposition of the issued share capital of Project Seed Topco Limited pursuant to the Bridge Farm PSA;

f.	the Disposition of the Merritt Property and the Rockyview Property and all associated fixtures;

g.	the Disposition of 30 Indoor Modular Grow Rooms;

h.

for the period starting 364 days after the Closing Date, any Disposition of Property not otherwise described in paragraphs (a) through (g) above, provided that the aggregate fair market value of the Property so Disposed of in any Fiscal Year does not exceed the Threshold Amount; and

i.	any other Disposition to which the Creditor agrees in writing;

j.	provided that, in the case of paragraphs (d) – (h) above, no Default or Event of Default has occurred and is continuing or would result therefrom;

“Permitted Distributions” means for the Note Parties, Distributions:

(a)	to another Note Party; and

(b)	solely in the form of Equity Interests;

provided that, in each case, no Default or Event of Default has occurred and is continuing or would reasonably be expected to result therefrom;

“Permitted Encumbrances” means any of the following Security Interests or other encumbrances:

a.

Security Interests for Taxes, assessments or governmental charges and any other statutory Security Interests which are either not due or delinquent or relate to claims which are subject to a Permitted Contest;

b.	any Security Interest arising in connection with worker’s compensation, unemployment insurance, pension and employment laws, or other social benefits laws or regulations which are:

i.	not due or delinquent and which have not at such time been filed pursuant to law and no other statutory proceedings have been taken to enforce the same; or

ii.	subject to a Permitted Contest;

c.

the Security Interest of any judgment rendered, or claim filed, against a Note Party which is subject to a Permitted Contest, provided that no proceedings have been taken to enforce the same or the execution thereof has been stayed;

d.	undetermined or inchoate Security Interests arising in the ordinary course of business and incidental to construction or current operations which relate to obligations not due or delinquent or which have not at such time been filed pursuant to law, and no other statutory proceedings have been taken to enforce the same;

e.	Security Interests arising by operation of law such as builder’s liens, carriers’ liens, materialmens’ liens and other liens of a similar nature which relate to obligations not due or delinquent;

f.

easements, rights-of-way, servitudes or other similar rights in real property (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons and other minor defects, encumbrances and restrictions which either alone or in the aggregate do not materially detract from the value of such real property or materially impair its use in the operation of the Business of such Note Party;

g.

Security Interests given by a Note Party to a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other Governmental Authority in the ordinary course of the business of such Note Party provided such Security Interests do not either alone or in the aggregate materially detract from the value of the Property affected thereby or materially impair its use in the operation of the Business of such Note Party;

h.

inchoate liens or any rights of distress reserved in or exercisable under any real property lease or sublease to which any Note Party is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and such Note Party is then in compliance in all material respects with such terms;

i.

liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), surety and appeal bonds and performance bonds and other obligations of like nature, incurred as an incident to and in the ordinary course of business;

j.	the Security Interests granted under the Security and any Security Interests created in favour of the Creditor pursuant to any of the Transaction Documents;

k.	reservations, limitations, provisos and conditions expressed in any original grant from the Crown of any real property or interests therein and statutory exceptions to title;

l.

Security Interests constituted by Financial Leases and Sale/Leasebacks, where the principal amount of indebtedness, obligations or liabilities secured thereby does not exceed the Threshold Amount in aggregate at any one time for all Note Parties;

m.

Purchase Money Security Interests provided that: (i) such Security Interests are granted at the time of or within 60 days of the acquisition of the Property subject thereto and are limited to the Property so acquired; and (ii) the principal amount of indebtedness, obligations or liabilities secured thereby does not exceed the Threshold Amount in aggregate at any one time for all Note Parties;

n.

Security Interests over specific Property (and for greater certainty excluding general Security Interests such as floating charges and general security agreements with respect to all or substantially all the Property of a Note Party) which are not otherwise Permitted Encumbrances if the value of the Property secured thereby does not exceed the Threshold Amount in aggregate at any one time for all Note Parties;

o.

Security Interests granted by a Note Party to another Note Party if such Security Interests have been subordinated and postponed to the Security by a subordination agreement satisfactory to the Creditor acting reasonably;

p.	Security Interests granted by a Note Party in favour of the First Lien Creditors pursuant to the terms of the First Lien Documents but subject, at all times, to the Intercreditor Agreement;

q.	the Existing Liens, subject to Schedule F(n); and

r.

all such other claims and encumbrances as are specifically disclosed by notice in writing from the Company to the Creditor, by specific notice in writing to the Company, consent to such claims and encumbrances as Permitted Encumbrances;

“Permitted Financial Assistance” means:

a.	Financial Assistance pursuant to the Note Party Guarantee;

b.	Financial Assistance provided by a Note Party to, or for the benefit of, another Note Party;

c.	Financial Assistance provided by a Note Party to or for the benefit of Pathway RX Inc. in an aggregate amount not exceeding $400,000 per Fiscal Year;

d.	a Guarantee provided by a Note Party in connection with the First Lien Credit Agreement (but subject at all times to the Intercreditor Agreement); and

e.	Financial Assistance pursuant to the Bridge Farm Guarantee,

f.	provided further that, in respect of each of paragraphs (b) and (c) above, no Default or Event of Default has occurred and is continuing or would result therefrom;

“Permitted Indebtedness” means:

a.	all Indebtedness of a Note Party to the Creditor under the Note;

b.	all First Lien Indebtedness at any time not exceeding $100,000,000;

c.	all Indebtedness of a Note Party to another Note Party;

d.	all Indebtedness of a Note Party secured by a Permitted Encumbrance provided that such Indebtedness is within any applicable limitations provided for in the definition of Permitted

Encumbrances and the aggregate amount of all such Indebtedness does not, at any time, exceed the Threshold Amount;

e.

all Indebtedness of a Note Party to the extent constituting Permitted Financial Assistance, provided that such Indebtedness is within any applicable limitations provided for in the definition of Permitted Financial Assistance;

f.	all Permitted Subordinated Indebtedness; and

g.	such other Indebtedness of a Note Party which the Creditor have consented to in writing;

“Permitted Subordinated Indebtedness” means, collectively:

a.

the New Investor Indebtedness in an aggregate principal amount not exceeding U.S.$18,000,000 and any PIK (as defined in the New Investor Documents) amounts thereunder, while the New Investor Side Letter Agreement is in effect;

b.	any other Convertible Debentures; and

c.	other unsecured Indebtedness of a Note Party to an Affiliate thereof;

provided that, in each case, (i) in respect of paragraph (b) above, the Principal has been reduced to $30,000,000 or less, (ii) such Indebtedness is unsecured, and (iii) such Indebtedness has been fully and absolutely subordinated and postponed in favour of the Secured Obligations pursuant to a written agreement with the Creditor, in form and substance acceptable to the Creditor;

“Permitted Subordinated Indebtedness Documents” means, collectively, the New Investor Documents, the Convertible Debentures and all other agreements, security, instruments or other documents governing, securing, evidencing or relating to Permitted Subordinated Indebtedness;

“Person” means any natural person, corporation, limited liability company, trust, association, company, partnership, Governmental Authority or other entity;

“Principal” has the meaning given to it in the Note;

“Property” means, with respect to any Person, all or any portion of its undertaking, property, equipment and assets for the time being, both real and personal, tangible and intangible, and including, for greater certainty, cash, securities, accounts and contract rights;

“Purchase Money Security Interest” means:

a.	a Security Interest taken or reserved in Property to secure payment of all or part of its purchase price; and

b.

a Security Interest taken in Property by a Person who gives value for the purpose of enabling a Note Party to acquire rights in such Property, to the extent that the value is applied to acquire those rights;

c.	but does not include a Financial Lease or an Operating Lease;

“Qualified Jurisdiction” means a country in which it is legal in all political subdivisions therein (including for greater certainty on a federal, state, provincial, territorial, municipal and local basis) to undertake any Cannabis-Related Activities and the Business of the Note Parties; provided that in each case: (a) such country has been approved in writing by the Creditor in its discretion, (b) such country does not include the United States of America without the prior written consent of the Creditor, and (c) if required by the Creditor, the ability to undertake Cannabis-Related Activities to the extent permitted by Applicable Law therein is confirmed by a legal opinion provided by the Company’s counsel in such jurisdiction, in form and substance satisfactory to the Creditor. The Creditor may in its discretion from time to time: (i) upon receipt of a written request by the Company, designate any jurisdiction a Qualified Jurisdiction provided that the above-noted criteria are satisfied; and (ii) revoke the designation of any jurisdiction as a Qualified Jurisdiction by written notice to the Company if such criteria are not satisfied. As of the date hereof, Canada and Australia are the only Qualified Jurisdiction;

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise;

“Rockyview Property” means the property legally described as [Redacted: Confidential Information];

“Sale/Leaseback” means an arrangement under which title to any Property, or an interest therein, is transferred by a Person (the “First-Mentioned Person”) to some other Person which leases or otherwise gives or grants the right to use such Property therein to the First-Mentioned Person, whether or not in connection therewith the First Mentioned Person also acquires a right or is subject to an obligation to re-acquire the Property and regardless of the accounting treatment of such arrangement;

“Secured Obligations” at any time means, in relation to the Transaction Documents, all indebtedness, financial obligations and financial liabilities of each Note Party to the Creditor, direct or indirect, present or future, absolute or contingent and matured or not, including the aggregate at any such time of:

a.	the Principal; and

b.

all fees, expenses, reimbursement obligations, indemnities (including environmental indemnities included in the Security) and other amounts of any nature or kind that are payable under this Agreement or any other Transaction Documents but not included in any of the foregoing, whether matured or unmatured;

“Security” has the meaning ascribed thereto in Section 9(a) of this Agreement, and, for certainty, includes all documents, instruments or agreements directly or indirectly assuring or securing the Creditor in respect of the Secured Obligations, any amendments to any of the foregoing, any indentures or instruments supplemental to or in implementation of any of the foregoing, and any and all other documents, instruments or agreements pursuant to which the Creditor is assured or granted or receive a Security Interest pursuant to the terms hereof (including and as provided in Sections 9(a), 9(c), 9(g) and 9(i)) or thereof;

“Security Interest” means any assignment, mortgage, charge, pledge, lien, hypothec, encumbrance securing or in effect securing an obligation or any indebtedness of any Person, conditional sale, title retention agreement or security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, and includes the rights of a lessor pursuant to a Financial Lease, Sale/Leaseback or any other lease financing (but not under an Operating Lease or a premises lease, in each case entered into in the ordinary course of business, and, for certainty, no Sale/Leaseback shall be considered to be entered into in the ordinary course of business) and the rights of a purchaser under an absolute or limited recourse sale or factoring of Accounts Receivable or other asset securitization program, but does not include a right of set-off or a set-off unless such right of set-off has been created expressly for the purpose of securing Indebtedness;

“Solvent” means, with respect to any Person, on a particular date, that on such date, (a) such Person is not for any reason unable to meet its obligations as they generally become due, (b) the aggregate Property of such Person is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all its obligations, due and accruing due, and (c) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due; for purposes of this definition, the amount of any contingent obligation at such time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability;

“Subsidiary” means:

a.

a Person of which another Person alone or in conjunction with its other Subsidiaries owns an aggregate number of the Voting Shares sufficient to enable the election of a majority of the directors (or other Persons performing similar functions) regardless of the manner in which other Voting Shares are voted;

b.	a Person of which another Person alone or in conjunction with its other Subsidiaries has, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors (or other Persons performing similar functions) or otherwise exercise control over the management and policies of such Person; and

c.	any partnership or trust of which any Note Party:

i.	is the general or managing partner or trustee; or

ii.	directly or indirectly owns more than 50% of the Equity Interests or beneficial interest thereof;

d.

and shall include any Person in like relation to a Subsidiary (for certainty, Pathway RX Inc. shall not be a “Subsidiary” until such time as the Company directly or indirectly owns more that 50% of the Equity Interests or beneficial interest thereof);

“Swap” means a Commodity Swap, Currency Swap or Interest Swap;

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto;

“Threshold Amount” means an amount equal to Cdn. $500,000 (or the Equivalent Amount thereof in any other currency relevant to the context in which such definition is used); and

“Voting Shares” means:

a.

share capital of any class of any corporation or securities of any other Person which carry voting rights to elect the board of directors or other body exercising similar functions under any circumstances, but shares or other securities which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

b.

an interest in a general partnership, limited partnership, trust, joint venture or similar Person which entitles the holder of such interest to receive a share of the profits, or on dissolution or partition, of the Property, of such Person.

Schedule H

[RESERVED]

Schedule I

FORM OF COMPLIANCE CERTIFICATE

TO: SAF JACKSON II LP, as Creditor

RE: Securities restructuring agreement dated June 5, 2020 between Sundial Growers Inc., as Company (the “Company”), and SAF Jackson II LP, as creditor (as it may be amended, supplemented, modified or restated from time to time, referred to as the “ Securities Restructuring Agreement”).

I, _____________________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1.	I am the [insert title of senior officer] of the Company;

2.	This Certificate applies to the [Fiscal Year/Fiscal Quarter/calendar month] ending _______________;

3.

I am familiar with and have examined the provisions of the Securities Restructuring Agreement and have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Company and its agents as I have deemed necessary for purposes of this Compliance Certificate;

4.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Securities Restructuring Agreement;

5.	No Default or Event of Default exists;

6.

Each of the representations and warranties of the Company made by the Company pursuant to Schedule E of the Securities Restructuring Agreement (other than those made as of a specific date) are, as of the date hereof, true and correct in all material respects;

7.	There have been no changes in the information set forth in the other schedules to the Securities Restructuring Agreement [other than Schedule [•], a revised copy of which is attached hereto.];

8.

This Certificate is given by the undersigned officer in his or her capacity as an officer of the Company and not in any personal capacity without any personal liability being assumed by the undersigned officer in respect of the giving of this Certificate.

DATED this _____ day of _____________, 20__.

SUNDIAL GROWERS INC.

Per:
Name:
Title: